

BROWN & BROWN, INC. 2007 ANNUAL REPORT

The collaborative culture of Brown & Brown means that success breeds success. The first employees to reach the 28% benchmark extended a hand to colleagues to share the strategies that worked. Soon the Company as a whole achieved the Project 28 goal.

GOAL **P-28**
ACHIEVED 2001

ANNOUNCED 2001

One billion dollars in revenue. A 40% operating profit margin (pre-tax income with interest, amortization and non-cash stock-based compensation expense added back). With these parallel goals as our interim target, we needed to quintuple existing revenues, while honing our operations to become more efficient in every area of the Company.

GOAL **P-28**
ANNOUNCED 1999

When Brown & Brown set a near-term goal of a 28% pre-tax profit margin, most of its offices' margins were hovering in the low-to-mid-20s. It seemed a monumental challenge. Only a company-wide dedication to getting better every day could make it attainable.

GOAL **DA**
ANNOUNCED 1993

In 1982, Brown & Brown made the momentous decision to focus on growth goals that are based upon continuing operating profit margin, not just "top line" revenue expansion. That year, the goal was set to achieve a 25% [illegible] margin by 1990; that goal was achieved by 1989. Then, in April 1993, immediately following the merger transaction between Brown & Brown and Poe & Associates, we established a benchmark of double-digit revenue growth every year *ad infinitum*.



NEXT



Just as the cheetah focuses on its prey, we are focusing on the next achievement. Agile and lean, Brown & Brown is a sustainable, unstoppable force ready to attack what is NEXT.

DEAR SHAREHOLDERS,

2007 was a very challenging year. The mettle and resilience of the Brown & Brown team was tested and stressed throughout the year as significant, rapid pricing reductions in property and casualty ("P&C") insurance occurred throughout the United States. During our combined 78 years in the insurance business, we have never experienced such a precipitous decline in new and renewal P&C premiums, particularly in the middle market. Excluding Florida and coastal Southeastern states, prices for middle market coverages were regularly 15%–30% below those of expiring policies. The cost of wind-related property coverage in coastal Southeastern areas (excluding Florida) started to drop in January 2007 by 15%–20% and by mid-year, reductions of 25%–55% were the order of the day. The premium reductions by risk-bearers were the direct result of record profits, which translated into burgeoning surpluses and virulent price competition – all enhanced by the fact that we experienced no major hurricanes in 2006 and 2007.

Now to Florida – in June 2007, the Governor and State Legislature made a number of changes relating to Citizens Property Insurance Corporation ("Citizens") (the state-controlled risk-bearer), resulting in pricing reductions for commercial habitational risks (apartments, condos and certain other properties) of approximately 50%. Citizens was of course flooded with accounts, both commercial and residential, as private insurance markets were unable to match these reduced rates. Citizens is a market for Brown & Brown as well as other licensed P&C agents in Florida – so our retail offices cancelled, rewrote and transferred large numbers of accounts to this market. Coverages with Citizens were more restrictive than those available through other markets, but the pricing in most cases was compelling. We are pleased to be able to save our insureds substantial amounts of premium dollars – and the good news (no hurricanes) is that by the end of 2007, some admitted and non-admitted markets were able to reduce prices to be competitive with Citizens and to provide a broader range of coverages. This development allowed some accounts to flow back to private insurers. Florida comprises approximately 38% of Brown & Brown's revenues. The result of the price reductions described above, in Florida and across the United States, was to dampen our top-line growth to 9.3% over 2006.



J. Hyatt Brown, CPCU, CLU
Chairman & Chief Executive Officer
(left)

Jim W. Henderson, CPCU
Vice Chairman &
Chief Operating Officer
(right)

Yet notwithstanding the substantial headwinds of 2007, the Brown & Brown team produced very positive results for the year, as evidenced by the following:

1. Top-line revenues grew from $878 million to $960 million – a 9.3% increase.
2. EBITDA was 40.03% (earnings before interest, taxes, depreciation and amortization plus adding back of non-cash stock-based compensation).
3. Our earnings per share ("EPS") were $1.35 – an increase of 10.7%.
4. We acquired $108 million (annualized) of revenue representing 18 new offices.
5. We increased our annual dividend to shareholders by four cents (from 21 cents to 25 cents), a 19% increase. We have increased dividends every year since 1993.
6. We recruited 129 new people in 2007 to our organization that were not included in individual profit center budgets, but are subsidized corporately. This is the largest recruiting class in our history. Additionally, 101 of our producers and profit center leaders completed the rigorous sales course offered by "Brown & Brown University" – also a record.
7. We made $191 million in after-tax profits, up from $172 million in 2006, the 14th year of increased net income.

As we have continued to grow and expand, the success and reputation of our Company has had the effect of attracting larger numbers of high-quality merger and acquisition ("M&A") candidates. Jim is expanding his duties in 2008 to be responsible for all M&A activities including legal, due diligence, critical analysis and identification of and contacts with qualified candidates. He continues to turn over some direct reports, as he has in the past, in order to concentrate more time in this area. Jim, for years, has been very effective in bringing about several of our larger and more complex acquisitions. As in the past, all our Regional Leaders as well as Profit Center Leaders are continuously in discussions with various parties of interest.

Powell Brown's responsibilities as President continue to expand and now include business units from all operating divisions of the Company. His progression from producer, to manager, to leader over the past 13 years has given him the in-depth experience, perspective and instinct essential to his role. Powell has taken a very personal interest in the recruitment and training of our future leaders. Under his



On March 8, 2008, during Brown & Brown's annual National Sales Leaders' Conference, the meaning of the hieroglyphics on the stone featured on the back cover of the 2006 Annual Report was revealed. The four symbols stand for "Discover – Write – Our Ass Is On The Line – Infinity (Forever)"; effectively the Company's mantra since its inception.

direction, our internal sales training school, "Brown & Brown University," continues to pump out our top new producers and leaders.

Hyatt's plans continue to be the same as reported last year – transitioning out of the CEO role and becoming Non-Executive Chairman (subject to the Board's approval) in July 2009, with continued involvement in two areas of critical importance to the Company: mergers and acquisitions, and recruitment.

We expect 2008 will bring lots of new challenges, which create opportunities for the nimble! Thank you for your continued support.



J. Hyatt Brown, CPCU, CLU
Chairman & Chief Executive Officer



Jim W. Henderson, CPCU
Vice Chairman & Chief Operating Officer


551.0
646.9
785.8
878.0
959.7
03
04
05
06
07

TOTAL REVENUES
in millions of dollars


0.80
0.93
1.08
1.22
1.35
03
04
05
06
07

NET INCOME PER SHARE
in dollars



J. Powell Brown, CPCU
President

MESSAGE FROM THE PRESIDENT

While 2007 did not see a major hurricane hit the U.S. mainland, our business was buffeted by the strong winds of a softening premium rate environment, continued governmental intervention in Florida, and a slowdown in the U.S. economy. However, even in light of these challenges, we endeavored to persevere. Ultimately, our success was driven by all of our talented people. Our team reacted quickly to this changing marketplace to the benefit of our clients.

We ended 2007 with 5,047 full-time equivalent employees. Each one of them drives our results. Our culture is one of performance and persistence; in short, a meritocracy. But the foundation of any winning group is great people. I would like to thank each and every Brown & Brown team member for all their consistent and invaluable contributions. Together we pushed closer to our current intermediate goal of one billion dollars of revenue and a 40% operating profit margin (pre-tax income with interest, amortization and non-cash stock-based compensation expense added back) ("B-40").

Many people have asked or wondered what July 2009 will look like.

As previously announced, our Chairman and Chief Executive Officer, Hyatt Brown, will retire as CEO after 50 years of leading our organization. However, Hyatt's definition of "retirement" and the *Merriam-Webster's Dictionary* version are very different. He will continue to be involved in acquisitions, recruiting people and selling new accounts. Furthermore, he will move his office next to Cory Walker's and from time to time offer his opinion on our numbers.

As Hyatt's role changes, I am honored, subject to final Board of Directors approval, to take on the responsibility of CEO of Brown & Brown in July 2009. I have had the good fortune to work for and with Jim Henderson for the past 13 years. Together with Jim as Vice Chairman and Chief Operating Officer, and the rest of the senior leadership team, we look forward to surpassing our current goal and then achieving our next goal: "2B."



J. Powell Brown, CPCU
President

A SHARED GOAL NETS UNIQUE RESULTS

Linda Downs, Executive Vice President for Leadership Development and Programs, recalls with a chuckle her role in announcing B-40 as the new interim goal for Brown & Brown in May 2001. At the annual sales meeting, she and other company leaders donned fatigues for a comic skit in front of employees. Their "field general" announced that with Project 28 accomplished, the next mission would be to reach $1 billion in sales while also operating at a profit margin of 40%. Faced with such a daunting challenge, Downs and her fellow "officers" promptly pretended to get sick in their helmets.

"But now that we're almost there, we realize we have always been about performing above expectations," Downs says. "The great thing about Brown & Brown is that we drive each other to succeed."

Downs enjoys the perspective of starting with the Company in 1980, when she was one of 35 employees for an agency with $2 million in revenues. She has a vantage point gained from seeing since that time several interim goals set and then achieved, all in the context of a culture of teamwork.

A relative newcomer to Brown & Brown, Bob Messina gained some familiarity with Brown & Brown's goal-oriented culture through his work with the Company while an owner at The Young Agency (now Brown & Brown Empire State℠, a division of Brown & Brown of New York, Inc.) in Syracuse, New York. Still, his first annual sales meeting as a member of the team was an eye-opener. Messina worked 13 years building his agency. When he sold his interest to Brown & Brown, all of his equity was converted to Brown & Brown stock. "That was my future," he says. At the 2001 Brown & Brown annual sales meeting, Messina, now Executive Vice President of Brown & Brown Empire State, got his first peek at B-40 when Downs and the others performed their skit. Messina says he was both amazed at the ambition of the new goal and excited about the possibility. "If you just imagined it could happen, you can see how inspiring that would be as a shareholder," he says. Then Chairman Hyatt Brown took the microphone and he said, "This is what we're going to do. We've set goals before and it's just a matter of time before we reach this one!"



With Project 28 accomplished, the next mission would be to reach $1 billion in revenue and a 40% operating profit margin.

LINDA DOWNS
Executive Vice President,
Leadership Development and Programs

Linda Downs says there is some risk when Brown & Brown sets a huge new interim goal, as it did when it set sights on $1 billion in revenue and a 40% operating profit margin (pre-tax income with interest, amortization and non-cash stock-based compensation expense added back). The Executive Vice President for Leadership Development and Programs has seen goals set and achieved during her 28 years with Brown & Brown and knows well about the reward too. "These high goals attract creative people. We drive each other to succeed. And we find out that if one can do it, we all can do it," she says.

BOB MESSINA
Brown & Brown Empire State
Executive Vice President
Syracuse, New York

It's all about believing in a goal [illegible] an option [illegible], says Bob Messina, was the first step on the journey to [illegible] Executive Vice President of Brown & Brown Empire State in Syracuse, New York, says it's important to focus on profitability and delivering top service to customers at the same time. These are some of Brown & Brown's core values that work every day and for the long haul.

"We have 171 offices that each march to its own drummer but are joined by one culture and that's very powerful," he says.



In Brown & Brown's culture, profitability works in tandem with working for the best interests of our customers. Our customers know we are dedicated to the long-term.



RICH FREEBOURN
Vice President, Mergers & Acquisitions

Rich Freebourn, Vice President, Mergers & Acquisitions, serves as something of a welcome wagon for Brown & Brown. He often arrives in the offices of an insurance agency that is in the final stages of being acquired by Brown & Brown. "The secret to doing a good job in the due diligence environment is to gain trust in just a few days," Freebourn says. "I kind of welcome the new employees into Brown & Brown, so I become a trusted inside advisor and introduce them to the culture. That can't be done without first gaining their trust."



BUILDING RELATIONSHIPS THROUGH INTEGRITY

It is a business cliché that the most important asset of an organization is its people. While that's certainly true at Brown & Brown, we wouldn't get very far if we didn't recruit and train people who have an innate understanding of how important our relationships are – relationships with our customers, our shareholders, our carriers, the financial community and their fellow employees. In 1988, Brown & Brown's leadership council honed this philosophy into a culture statement. A framed copy of it hangs in every Brown & Brown office throughout the country. "Brown & Brown is a lean, decentralized, highly competitive, profit-oriented sales and service organization comprised of people of the highest integrity and quality, bound together by clearly defined goals and prideful relationships."

Rich Freebourn, Vice President, Mergers & Acquisitions, says after more than two decades with the company the importance of fostering prideful relationships is second nature to him. "Relationships built on integrity provide the fire for everything we do in our business," Freebourn says. "From our customers, to our employees, to our intermediaries, people want to do business with the people they trust."

In Brown & Brown's culture, profitability works in tandem with working for the best interests of our customers. Our customers know we are dedicated to the long-term. Everyone knows "get rich quick" schemes don't work. We must also approach our customers' challenges with solutions that will work today, tomorrow and next year.

Doing our best for our customers demands recruiting the best talent we can find to deliver superior service. When a new talent is brought into the fold at Brown & Brown, mentors help the incoming employee discover what success looks like. New employees are likely to be taught a simple-sounding formula – if they are honest, likeable and know the product, then competitiveness will take over from there.

The decentralized business model at Brown & Brown allows our talented people to make their competitiveness work for our clients, by putting agents at the local level at their service. It is the lift each of these relationships provides that propels Brown & Brown to its collective goals. We know our clients have aspirations too. We are committed to helping them reach those goals.

WE WORK HARDER, SMARTER, THEN MEASURE OUR SUCCESS

Goal-setting is a technique used by the best athletes, the most successful business people and achievers of all types. With clear goals, one can do things never thought possible. Years ago, it was considered impossible for anyone to run a mile in under four minutes. But as a young man from England got close to the four-minute barrier in the 1950s, he decided with measured, deliberate training he could do it. Roger Bannister charted a careful course, even enlisting two friends to set the early pace for him on the day he broke the record.

Setting a goal that seems just beyond reach. Creating a measurable plan to achieve it. Enlisting trusted associates to push you to perform even better than you thought possible.

These are familiar themes at Brown & Brown, where we draw inspiration from the cheetah – the fastest animal on solid ground.

In 1982, Brown & Brown established its first corporate goal – to increase revenues by 15% every year. Modest though that goal may seem now, it set the Company on a course to double its revenues every five years. Once attained, we knew we could repeat the feat and named our goal Double Again (DA) – the result we would get by increasing revenues 15% over five years.

While growing the top line was satisfying in itself, Brown & Brown understood that it was in business to make a profit. And at a time when it was considered a job well-done for an insurance agency to operate at a profit margin approaching 20%, Brown & Brown determined that if its team could just operate a bit more efficiently with each day, increase its quickness over the competition to start each morning, the Company could reach the then-unheard-of level of 28% pre-tax profit margin. We were determined this milestone would be reached while revenues continued to grow. Through teamwork and knowledge sharing, our employees who neared or reached the goals of Project 28 helped teach their colleagues how it could be done. And on the eve of achieving Project 28, we set a new interim goal that some thought impossible – B-40: $1 billion in revenue with an operating profit margin of 40% (pre-tax income with interest, amortization and non-cash stock-based compensation expense added back). We are now on the cusp of reaching this remarkable achievement. Stay tuned for the announcement of our new goal. After all, B-40 is just another step on the journey.

KAREN WAGNER

Brown & Brown Insurance of Arizona, Inc.
Vice President, Commercial and Professional Lines Leader
Phoenix, Arizona

Karen Wagner (left), Commercial and Professional Lines Leader for Brown & Brown's Phoenix, Arizona, profit center, says it's the culture of constant improvement and individual challenge that gives her confidence each new interim goal will be achieved. "Each person in each department is responsible for both the top and bottom line," she says. Wagner always asks herself certain key questions: "How can we improve the workflow? How can we improve efficiency?" She also has answers, such as increasing automation and training a new crop of tech-savvy people. "They are the next generation, and they will be great producers for us," she says.

In 1982, Brown & Brown established its first corporate goal – to increase revenues by 15% every year.





We want the kind of person who has the self-discipline to try to make today better than yesterday and this year better than last year.



ERIC ANDERSON
Brown & Brown of Indiana, Inc.
Profit Center Leader and Executive Vice President
Indianapolis, Indiana

Since his first day with the Company in 2003, Eric Anderson knew his job was to help Brown & Brown reach its interim goal of $1 billion in revenue and a 40% operating profit margin. The Profit Center Leader of Brown & Brown's Indianapolis, Indiana, office says that coming into a company with so many high achievers striving to such a lofty goal was a little intimidating at first. Now, he has no doubt about achieving whatever's next. "It could be $2 billion or $5 billion," Eric says. "It's all believable to me."

READY FOR WHAT IS NEXT

Brown & Brown's path to growth is paved, in part, through acquiring agencies across the country that show potential to become a vital part of our future. The qualities we look for include profitability and lines of business that will complement and strengthen our portfolio of products and services.

Even more important is the potential of the people who will contribute to the growth of our team and become our representatives in their communities. It is through our decentralized organization that we are able to stay agile at the local level to best serve our clients, while offering the considerable resources of the sixth-largest insurance intermediary in the nation and the world.

Eric Anderson, Profit Center Leader and Executive Vice President of Brown & Brown of Indiana, Inc., in Indianapolis, joined our team five years ago when we acquired the Anderson Group – insurance is in his blood.

"Almost every meal I've had in my life is from the insurance business, and I've never been so excited," Anderson says. "We heard during the acquisition that 'you don't want to do business with Brown & Brown because they eat their young.' But the truth is, they grow their young."

Newcomers to Brown & Brown soon learn that the opportunity for increased income and personal growth is sitting right in front of them. If they can supply the tenacity, determination and discipline, their colleagues will supply experience and strategic direction.

"The Company's leaders aren't asking us to do something that they haven't done or won't do," Anderson says. "What you find is we have great leaders who will pull you up, they don't push you."

Brown & Brown has long used a recruiting strategy of identifying top talent, based more on the glint in their eye and confidence in their stride than the pedigree of their sheepskin. We want the kind of person who has the self-discipline to try to make today better than yesterday and this year better than last year.

Anderson says people in his office pore over monthly reports, comparing themselves against their own past performance and the performance of other Brown & Brown profit centers.

After reviewing the monthly reports, Brown & Brown offices across the country compare their results with each other, and the phones ring off the hook at the best-performing locations, which are mined for tips for improvement.

The results ripple throughout the 171 Brown & Brown offices.

"It gives us an urgency to do better every day," Anderson says.

THE BROWN & BROWN, INC. ANNUAL REPORT 1996 – 2006

1996



Theme:
THRIVING IN A WORLD OF CHANGE

A cheetah peered from the cover of the annual report for the first time. The adoption of the speedy mascot was inspired by an African parable that says the survival of the cheetah and the gazelle means each must wake up running every morning.

1997



Theme:
EXCELLING IN A WORLD OF CHANGE

A stylized version of the cheetah makes its appearance with a slogan even more confident about change than the year before. Change would soon come.

1998


Poe & Brown, Inc.

Theme:
YOU HAD BETTER BE RUNNING

The Company's return to its historic "Brown & Brown" name is announced with a close-up photograph of an in-your-face cheetah. The fang-bearing image emphasizes the Company's renewed commitment to run a bit faster every day in the face of a softening market.

1999



Theme:
SURVIVAL OF THE FITTEST

A very menacing cheetah, presumably displeased at a tough economic environment for the insurance industry, stalks this cover to underscore the "Survival of the Fittest" theme.


NEVER

Back Cover Theme:
FOR OUR COMPETITION, THE SCENERY NEVER CHANGES

For the first time the back cover is used to deliver a message to competitors. Some of those competitors didn't like the backside view. Too bad.

2000



Theme:
RISING

Mount Kilimanjaro rises from the plains in Tanzania, symbolizing the rising fortunes of Brown & Brown. The iconic cheetah takes a rare sabbatical.



Back Cover Theme:
NON VOLUMUS CANES OVOS SUGERE

Analysts asked for the English translation, which is: "No Egg-Sucking Dogs." Not everyone understood the old Southern expression. "Egg-Sucking Dog" is not a compliment.

"This report is about the heart and soul of this organization, not just a recitation of what happened and some tangible buildings. It's about people. We are 97% people and 3% capital."

J. Hyatt Brown

2001



Theme:
BROWN & BROWN IS A LEAN, DECENTRALIZED ORGANIZATION

Wrapped in Old Glory, the cheetah returns, along with the Company's carefully crafted 32-word culture statement. Each Profit Center displays a framed copy of the statement.



nostrum posterious est onum linicus

Back Cover Theme:
NOSTRUM POSTERIOUS EST ONUM LINICUS

A glyph looks like the letter "w" sitting on a short horizontal line. "Nostrum posterious est onum linicus," says the caption. Translation: "Our ass is on the line."

2002



BUILT TO LAST

Theme:
BUILT TO LAST

This cover imagery asserts that the Company is as permanent as a pyramid and solid as a dollar, in case there were any doubters out there.



Back Cover Theme:
BROWN & BROWN, AN AMERICAN MERITOCRACY

The American Meritocracy shield makes its back cover debut, announcing that Brown & Brown is a place where people rise and fall on their own merits.

2003



Theme:
ASSIDUOUS ATTENTION TO DETAIL

This intense-looking cheetah has his prey in sight below illustrating the Company's redoubling of commitment to profitability in the face of a softening market.



Back Cover Theme:
BROWN & BROWN IS A LEAN, DECENTRALIZED ORGANIZATION

The stylized cheetah makes its first nose-to-tail cover appearance. Inset type across its flank reveals a new interim goal for Brown & Brown: "B-40 and Beyond."

2004



Theme:
EXECUTION IS OMNIPOTENT

This focused cheetah appears ready to leap off the cover. Howard Buffet, benefactor to a cheetah preserve and son of investor Warren Buffet, shot the remarkable photograph.



BROWN & BROWN
An American Meritocracy

Back Cover Theme:
BROWN & BROWN, AN AMERICAN MERITOCRACY•

A statement from the chairman makes clear that his company's model is not for the uncommitted or undisciplined. The cheetah and American Meritocracy shield are combined.

2005



Theme:
ETERNAL VIGILANCE IS SURVIVAL

These two attentive cheetahs, photographed in Tanzania, are on the hunt. For them vigilance means survival. Eternal vigilance is also the key to Brown & Brown's survival.



Back Cover Theme:
THE PLAINS OF HESITATION

This sobering quote from George W. Cecil, under the pseudonym of William A. Lawrence, serves as a reminder that seizing opportunity and avoiding mistakes requires daily diligence.

2006



INEXORABLE

Theme:
INEXORABLE

This close-up of a cheetah is more than first meets the eye. Close inspection reveals a "B-40" in the left eye, "And Beyond" in the right one.



Back Cover Theme:
HIEROGLYPHICS

This rock, unveiled in 2007 was deciphered this year. The four symbols stand for "Discover – Write – Our Ass Is On The Line – Infinity." The Company's unfailing mantra.

THE RETAIL DIVISION'S total revenue growth rate was 8.6% in 2007.

The Retail Division operates through 101 profit centers in 29 states, employing over 650 licensed insurance agents, supported by experienced and knowledgeable customer service personnel. This Division offers a broad range of insurance products and services to commercial, public entity, professional, association and individual customers. A major bright spot in the year was our success in attracting a large number of superior agencies, as well as established, professional individual agents, to join our Company.

2007 was a tough year throughout the insurance market place. Not only was business impacted by a slowing economy but of greater effect was a large drop in insurance rates in general. This made it necessary to write considerably more new business in order to offset the reduced revenues which resulted from current business being renewed at much lower premiums than the expiring policies. Two significant factors affecting rates were a considerable softening of rates in coastal areas, including wind coverage, due to back-to-back years with no hurricanes hitting the U.S. mainland; and the fall-off in construction business both residential and commercial, resulting from the bottoming out of the housing market due in part to the troubles in the sub-prime lending market.

Despite the deterioration of market conditions throughout the year, our Retail Division continued to perform at a superior level – a fact evidenced by the Division's 9.3% increase in income before income taxes. Much of this success was, as always, attributable to our ability to maintain strong relationships with our many markets – both regional and national – and to provide our clients with high quality service. In Florida, this often meant cancelling and rewriting policies to place customers in the state-run Citizens Property Insurance Corporation ("Citizens") in order for them to take advantage of the lower rates offered by that carrier. The result is that we experienced a reasonable increase in net sales.

Our success has always been a direct result of our people and in 2007 this continued to be the case. We experienced extremely positive results from graduates of our internal insurance training school, "Brown & Brown University" (B&BU). The ongoing success of B&BU is proven year in and year out as the number of these individuals who achieve the upper levels of sales success – that is, membership in our National Sales Leaders "Tangle B Club" – continues to grow. The recruitment, training and nurturing of good employees, both agents and support personnel, continues to be a critical element in our continued success.

HIGHLIGHTS

Key acquisitions during 2007 included:

- **ALCOS, Inc.**
  Sterling Heights, MI
- **BLT, Inc. dba Springdale Insurance**
  Springdale, AR
- **Curzi Insurance Agency**
  Bethlehem, PA
- **Dalton Insurance Agency, LLC**
  Glassboro, NJ
- **Grinspec, Inc.**
  New Providence, NJ
- **Independent Insurance Associates, Inc.**
  New Orleans, LA
- **Island Risk Management Associates, Inc.**
  Huntington Station, NY
- **JP Morgan Insurance Agency, Inc.**
  Newark, DE
- **Lloyd Bennett & Company, Inc.**
  Duluth, GA
- **Marcello Agency, Inc.**
  Lockport, LA
- **Muirfield Insurance, Inc.**
  Lexington, KY
- **Professional Risk Managers**
  White Plains, NY
- **Security Insurance, Inc. II**
  Nashville, TN
- **Shapiro Insurance, Inc.**
  Tallahassee, FL
- **Sobel Affiliates, Inc.**
  Garden City, NY
- **Tavor Corp.**
  Denville, NJ
- **Turner & Associates Insurance**
  Tecumseh, OK
- **United Employers Insurance Agency**
  Houston, TX
- **Weilage Benefit Specialists**
  Louisville, KY
- **Williams & Graves, Inc.**
  Rome, NY
- **Wittner National Group**
  St. Petersburg, FL


399.0
461.3
491.2
518.0
562.4
03
04
05
06
07

DIVISION TOTAL REVENUES
in millions of dollars


$562.4

CONTRIBUTION TO TOTAL REVENUE


$514.6

CONTRIBUTION TO
CORE COMMISSIONS AND FEES


98.4
113.6
128.9
145.8
159.3
03
04
05
06
07

DIVISION INCOME BEFORE INCOME TAXES
in millions of dollars

RETAIL OFFICE LOCATIONS

Arizona
Arkansas
California
Colorado
Connecticut
Delaware
Florida
Georgia
Illinois
Indiana
Kentucky
Louisiana
Massachusetts
Michigan
Minnesota
Nevada
New Hampshire
New Jersey
New Mexico
New York
Ohio
Oklahoma
Pennsylvania
South Carolina
Tennessee
Texas
Virginia
Washington
Wisconsin


WA
MN
WI
MI
NY
NH
MA
CT
NJ
DE
PA
IL
IN
OH
NV
CO
CA
KY
VA
OK
AR
TN
AZ
NM
SC
GA
TX
LA
FL

AS A DIRECT RESULT

of the efforts of our agents and their talented internal support teams, the Retail Division's 2007 income before income taxes

grew by 9.3%.

THE WHOLESALE BROKERAGE DIVISION'S total revenues were **$178.9 million in 2007.**

The Wholesale Brokerage Division markets and sells excess and surplus commercial and persional insurance and reinsurance, primarily through independent agents and brokers.

During 2007 we were very pleased to experience yet another excellent class of acquisitions, including Evergreen Re, which provides consulting services for over $3 billion in pharmacy spending annually and is the nation's largest health plan reinsurance broker. Evergreen Re provides health plans, physician groups and other managed healthcare organizations vital information as well as unique best-of-class solutions and services. The Combined Group, which operates as managing general agencies that market, underwrite and administer risks for insurance underwriting companies, also joined us in 2007. Their primary focus is in the areas of Texas non-subscriber (Workers Compensation "Opt-Out" insurance) and small account standard lines and excess and surplus property, liability and package lines of business utilizing its proprietary web-based **Quote*Express*** system. The McFall General Agency, which joined Hull & Company, represents our initial entry into the state of Oregon and also gives us a new presence in the State of Washington.

During March, 2008, we announced our initial expansion into the international marketplace with the formation and opening of a London-based Wholesale Brokerage subsidiary, Decus Insurance Brokers, Limited (D.I.B.). The goal of Decus Insurance Brokers is to act as a traditional UK-based insurance intermediary for the distribution of non-investment insurance contracts throughout North America. Its four divisions will be Property Brokerage, Casualty Brokerage, Professional Liability Brokerage and Binding Authority Programs.

This Division was no different from the Retail Division when it comes to the impact of falling rates and the slowing of the U.S. economy in general. There has been a dramatic market softening in all product areas. As with Retail, the governmental intervention in Florida is also causing significant downward pressure on pricing. The impact is being felt throughout all facets of our business.

The specialized wholesale coverages available through the Division include professional and general liability for the healthcare industry; programs for the construction industry, oilfield and marine contractors, and long-haul truckers; restaurant and liquor liability; coverages for the amateur and professional sports industries and the entertainment field in general; social services providers; and directors' and officers' liability for condominium and residential associations and other entities.

HIGHLIGHTS

Key acquisitions during 2007 included:

- **Bollinger (PRM & MSM)**
  Princeton, NJ
- **The Combined Group, Incorporated**
  Carrollton, TX
- **Evergreen Re, Incorporated**
  Stuart, FL
- **McFall General Agency, Inc.**
  Portland, OR


163.3
127.1
41.6
31.7
03
04
05
06

DIVISION TOTAL REVENUES

WHOLESALE BROKERAGE DIVISION OFFICE LOCATIONS

Alabama	Illinois	New Mexico	Utah
Arizona	Louisiana	New York	Virginia
California	Massachusetts	North Carolina	Washington
Colorado	Montana	Oklahoma	West Virginia
Florida	Nebraska	Oregon	
Georgia	Nevada	Pennsylvania	
Hawaii	New Jersey	Texas	


18.6%
$178.9

CONTRIBUTION TO TOTAL REVENUE

dollars in millions


WA
MT
OR
NE
NY
MA
PA
NJ
NV
UT
CO
IL
WV
VA
CA
OK
NC
AZ
NM
AL
GA
LA
TX
FL
HI


18.3%
$157.0

CONTRIBUTION TO
CORE COMMISSIONS AND FEES

dollars in millions


28.3
26.9
11.1
11.3
03
04
05
06

DIVISION INCOME
BEFORE INCOME TAXES

THE NATIONAL PROGRAMS' total revenues for 2007 were $157.5 million.

The National Programs Division manages or administers over 50 different programs, with insurance carrier authority to provide a broad spectrum of insurance products and services to our clients. In most cases our insurance carriers have delegated the underwriting and claim handling to our offices. These programs are delivered through nationwide networks of independent agents and via targeted products and services designated for specific industries, trade groups, professions, public entities and market niches.

In 2007, our 39-year-old specialized program for dentists, the Professional Protector Plan®, which is endorsed by 20 state dental societies, was once again recognized as the largest writer of dental professional liability insurance in the United States. The program currently insures over 28,000 dentists nationally.

During the year we commenced a new niche program with the start of the Wedding Protector Plan℠. Its success is growing with over 1,200 wedding events covered during the first year. At the same time we started development on several new programs which should add to our success in 2008.

These programs are complemented by other leading programs such as our 34-year-old Lawyer's Protector Plan®, 32-year-old Optometric Protector Plan®, and our 100,000-member-strong Insurance Agent's E&O program. We also offer niche programs for the general aviation industry, and sports and entertainment, which represent just a few of the specialty programs our insurance carriers and clients know we can deliver in a professional manner.

NATIONAL PROGRAMS OFFICE LOCATIONS

Arizona	Illinois	Missouri	Texas
California	Indiana	New Jersey	Virginia
Florida	Kansas	Oklahoma	Washington
Georgia	Michigan	Pennsylvania	


90.4
112.1
133.9
157.4
157.5
03
04
05
06
07

DIVISION TOTAL REVENUES
in millions of dollars


WA
CA
AZ
KS
OK
TX
MO
IL
IN
MI
GA
FL
PA
VA
NJ


$157.5

CONTRIBUTION TO TOTAL REVENUE


$151.1

CONTRIBUTION TO
CORE COMMISSIONS AND FEES


31.7
33.9
38.4
48.6
47.1
03
04
05
06
07

DIVISION INCOME BEFORE INCOME TAXES
in millions of dollars

THE SERVICES DIVISION'S total revenue growth rate for 2007 was **8.5%.**

The Services Division is comprised of USIS, Inc., Preferred Governmental Claim Solutions (PGCS), NuQuest/Bridge Pointe and AmeriSys. The Division provides clients with third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services. Unlike our other three divisions, the Services Division's revenues are primarily generated from fees, which means the soft market does not impact all of the division's products. During 2008 we are expecting USIS to expand into several other southeastern states.

Events affecting the Division's revenues during 2007 included the increased federal enforcement of the Medicare Secondary Payer Statute and the sharp decline in worker's compensation rates in Florida. Additionally, in late 2007 USIS's largest third-party administration client took its benefits administration in-house, which will further challenge the Division in 2008.

NuQuest/Bridge Pointe, provides a full suite of Medicare Secondary Payer compliance-related services. The market exists as a result Medicare's continued enforcement of the Medicare Secondary Payer Statute, which is intended to ensure that Medicare does not make primary payment when another responsible payer exists. NuQuest/Bridge Pointe provides services to over 300 insurance carriers, third party administrators, self insured employers and claimants nationwide. Services include Medicare Set-Aside Services, Medical Cost Projection Services, Medicare Conditional Payment Resolution and Professional Administration of settlement funds. Several new services were added in 2007 to further solidify its reputation as a one-source provider of Medicare Secondary Payer compliance-related services.

AmeriSys provides certified and non-certified medical management and managed care programs for Workers' Compensation Insurance Plans. Services include Case Management; Utilization Review and Management; client access to custom-developed medical provider networks (PPOs); and Return-to-Work programs and initiatives. As medical costs consume an ever-larger portion of the workers' compensation claim dollar, AmeriSys provides its customers with the systems and programs necessary to contain those costs, while ensuring continued patient satisfaction and prompt return-to-work.

SERVICES OFFICE LOCATIONS

Florida


FL


28.6
26.8
27.5
32.6
35.4
03
04
05
06
07

DIVISION TOTAL REVENUES
in millions of dollars


$35.4

CONTRIBUTION TO TOTAL REVENUE


$35.5

CONTRIBUTION TO
CORE COMMISSIONS AND FEES

INCOME
before income taxes of
$8.7 MILLION


5.5
6.4
7.0
8.0
8.7
03
04
05
06
07

DIVISION INCOME
BEFORE INCOME TAXES
in millions of dollars



KENNETH D. KIRK
Regional President

Ken is the Regional President responsible for the management and development of a substantial part of Brown & Brown's operations west of the Mississippi.



THOMAS E. RILEY
CPA, CPCU, CMA, CIC
Regional President

Tom is Regional President responsible for certain Company operations in South Florida, New Jersey, Pennsylvania and Virginia. He joined Brown & Brown in 1990 as Chief Financial Officer after 10 years with Ernst & Young.



LINDA S. DOWNS
CPCU, AIA
Executive Vice President, Leadership Development and Programs

Linda is Executive Vice President responsible for the Company's Leadership Development Department, Quality Control Department and Security Committees. She is also responsible for the Program Division operations in Tampa, FL and St. Louis, MO.



C. ROY BRIDGES
CIC
Regional Executive Vice President

Roy is Regional Executive Vice President and responsible for operations on the west coast of Florida and in Arkansas, Louisiana, Oklahoma, Tennessee and Austin, Texas.



CHARLES H. LYDECKER
CPCU, CIC, AIM
Regional Executive Vice President

Charlie is Regional Executive Vice President responsible for certain retail offices in Florida, Georgia, South Carolina, Texas and Virginia.



KENNETH MASTERS
Regional Executive Vice President

Ken was elected Regional Executive Vice President in January 2007. He joined Brown & Brown in 2002 when the current CalSurance subsidiary was acquired. Ken joined CalSurance in 1994 and was named President in 1999. He is responsible for several Program Divisions operations.



MICHAEL PASCHKE
Regional Executive Vice President

Mike was elected a Regional Executive Vice President in July 2007. His responsibilities include mergers and acquisitions and recruiting as well as overseeing offices in Seattle and Tacoma, WA and Tucson, Prescott and Phoenix, AZ.



J. SCOTT PENNY
CIC
Regional Executive Vice President

Scott is a Regional Executive Vice President and responsible for operations in the upper Midwest and portions of the Northeast. He joined Brown & Brown in 1989 as an Account Executive Trainee and has held progressively more responsible positions since that time.



ANTHONY STRIANESE
Regional Executive Vice President

Tony was elected a Regional Executive Vice President in July 2007. He is responsible for Peachtree Risk Brokers and the Company's new London, England operation, as well as overseeing several other Brown & Brown wholesale brokerage operations.

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS



A B C D E F G H I J K L M

A) WENDELL S. REILLY
Managing Partner,
Grapevine Partners, LLC
Audit Committee; Nominating/Corporate Governance Committee

B) SAMUEL P. BELL, III, ESQ.
Partner in the law firm of
Pennington, Moore, Wilkinson, Bell & Dunbar, P.A.
Acquisition Committee

C) THEODORE J. HOEPNER
Former Vice Chairman, SunTrust Bank Holding Company
Acquisition Committee, Chairman; Compensation Committee; Nominating/Corporate Governance Committee

D) TONI JENNINGS
Former Lieutenant Governor,
State of Florida, Former President,
Jack Jennings & Sons
Audit Committee; Compensation Committee

E) HUGH M. BROWN
Founder and former President & Chief Executive Officer, BAMSI, Inc.
Audit Committee, Chairman; Nominating/Corporate Governance Committe

F) J. POWELL BROWN, CPCU
President, Brown & Brown, Inc.

G) J. HYATT BROWN, CPCU, CLU
Chairman & Chief Executive Officer,
Brown & Brown, Inc.

H) JIM W. HENDERSON, CPCU
Vice Chairman & Chief Operating Officer, Brown & Brown, Inc.

I) CHILTON D. VARNER
Partner in the law firm of
King & Spalding, LLP
Compensation Committee, Chairman; Nominating/Corporate Governance Committee

J) BRADLEY CURREY, JR.
Former Chairman & Chief Executive Officer, Rock-Tenn Company
Nominating/Corporate Governance Committee, Chairman; Audit Committee; Acquisition Committee

K) JAN E. SMITH
President, Jan Smith and Company
Compensation Committee; Nominating/Corporate Governance Committee; Acquisition Committee

L) JOHN R. RIEDMAN
Chairman, Riedman Corporation

M) DAVID H. HUGHES
Former Chairman,
Hughes Supply, Inc.
Compensation Committee; Nominating/Corporate Governance Committe

EXECUTIVE OFFICERS

J. HYATT BROWN, CPCU, CLU
Chairman & Chief Executive Officer

JIM W. HENDERSON, CPCU
Vice Chairman &
Chief Operating Officer

J. POWELL BROWN, CPCU
President

KENNETH D. KIRK
Regional President

THOMAS E. RILEY, CPA, CPCU, CMA, CIC
Regional President

LINDA S. DOWNS, CPCU, AIA
Executive Vice President,
Leadership Development

C. ROY BRIDGES, CIC
Regional Executive Vice President

CHARLES H. LYDECKER, CPCU, CIC, AIM
Regional Executive Vice President

KENNETH MASTERS
Regional Executive Vice President

MICHAEL PASCHKE
Regional Executive Vice President

J. SCOTT PENNY, CIC
Regional Executive Vice President

ANTHONY STRIANESE
Regional Executive Vice President

CORY T. WALKER, CPCU, CIC, ARM, CRM
Senior Vice President, Treasurer
& Chief Financial Officer

LAUREL L. GRAMMIG, ESQ., CIC
Vice President, Secretary &
General Counsel

RICHARD FREEBOURN, SR., CPCU, CIC
Vice President, Mergers &
Acquisitions

THOMAS M. DONEGAN, JR., ESQ., CIC
Vice President, Assistant Secretary &
Chief Acquisitions Counsel

ROBERT W. LLOYD, ESQ., CIC
Vice President & Chief
Litigation Officer

DE WILDT CHEETAH AND WILDLIFE CENTER



The mission of the De Wildt Cheetah and Wildlife Trust is to ensure the long-term survival of predators, specifically the cheetah and wild dog, in their natural environment.

Located in Pretoria, South Africa, the De Wildt Cheetah Centre was established in 1971 with the aim of breeding endangered species. Over the years, over 750 cheetah cubs have been born at De Wildt – a dramatic contrast to the days when the cheetah population of South Africa was estimated at a mere 700.

While the cheetah project was the base from which the Centre launched its conservation efforts, it soon widened to include other rare and endangered animals such as the wild dog, brown hyena, serval, suni antelope, blue and red duiker, bontebok, riverine rabbit and vultures – including the very rare Egyptian vulture. Many of these have been successfully bred for later reintroduction into the wild, thus helping to repopulate areas where such species have disappeared or are no longer abundant.

To achieve its mission, the De Wildt Cheetah and Wildlife Trust has an extensive community outreach and education program and a strategic breeding plan. The Trust conducts research on wildlife disease and nutrition, and in South Africa it has implemented a national plan for the conservation of free-roaming cheetah. Brown & Brown is proud to be a benefactor of the De Wildt Cheetah and Wildlife Centre.

To make a donation, please contact De Wildt at cheetah@dewildt.org.za. Or mail a tax-deductible donation to the Foundation in the USA to:
Carson Springs Wildlife Foundation,
8528 East County Road 225
Gainesville, Florida 32609.

Index to Financials

28 Management's Discussion and Analysis of Financial Condition and Results of Operations

45 Consolidated Statements of Income

46 Consolidated Balance Sheets

47 Consolidated Statements of Shareholders' Equity

48 Consolidated Statements of Cash Flows

49 Notes to Consolidated Financial Statements

74 Report of Independent Registered Public Accounting Firm

76 Management's Report on Internal Control Over Financial Reporting

77 Performance Graph

General

The following discussion should be read in conjunction with our Consolidated Financial Statements and the related Notes to those Consolidated Financial Statements, included elsewhere in this Annual Report. All share and per share information has been restated to give effect to a two-for-one common stock split that became effective November 28, 2005.

We are a diversified insurance agency, wholesale brokerage and services organization headquartered in Daytona Beach and Tampa, Florida. Since 1993, our stated corporate objective has been to increase our net income per share by at least 15% every year. We have increased revenues from $95.6 million in 1993 (as originally stated, without giving effect to any subsequent acquisitions accounted for under the pooling-of-interests method of accounting) to $959.7 million in 2007, a compound annual growth rate of 17.9%. In the same period, we increased net income from $8.0 million (as originally stated, without giving effect to any subsequent acquisitions accounted for under the pooling-of-interests method of accounting) to $191.0 million in 2007, a compound annual growth rate of 25.4%. Since 1993, excluding the historical impact of poolings, our pre-tax margins (income before income taxes and minority interest divided by total revenues) improved in all but one year, and in that year, the pre-tax margin was essentially flat. These improvements have resulted primarily from net new business growth (new business production offset by lost business), revenues generated by acquisitions, continued operating efficiencies and for 2007, the sale of our investment in Rock-Tenn Company. Unlike our prior year's results, our revenue growth in 2007 was driven primarily by the acquisition of 41 agency entities and several books of business (customer accounts) generating total annualized revenues of approximately $108.3 million.

Our commissions and fees revenue is comprised of commissions paid by insurance companies and fees paid directly by customers. Commission revenues generally represent a percentage of the premium paid by the insured and are materially affected by fluctuations in both premium rate levels charged by insurance companies and the insureds' underlying "insurable exposure units," which are units that insurance companies use to measure or express insurance exposed to risk (such as property values, sales and payroll levels) so as to determine what premium to charge the insured. These premium rates are established by insurance companies based upon many factors, including reinsurance rates paid by insurance carriers, none of which we control.

Beginning in 1986 and continuing through 1999, commission revenues were adversely influenced by a consistent decline in premium rates resulting from intense competition among property and casualty insurance companies for market share. This condition of a prevailing decline in premium rates, commonly referred to as a "soft market," generally resulted in flat to reduced commissions on renewal business. The effect of this softness in rates on our commission revenues was somewhat offset by our acquisitions and net new business production. As a result of increasing "loss ratios" (the comparison of incurred losses plus adjustment expenses against earned premiums) of insurance companies through 1999, there was a general increase in premium rates beginning in the first quarter of 2000 and continuing into 2003. During 2003, the increases in premium rates began to decline, and in certain lines of insurance, premium rates decreased.

In 2004, as general premium rates continued to moderate, the insurance industry experienced the worst hurricane season since 1992 (when Hurricane Andrew hit south Florida). The insured losses from the 2004 hurricane season were absorbed relatively easily by the insurance industry and the general insurance premium rates continued to soften during 2005. During the third quarter of 2005, the insurance industry experienced the worst hurricane season ever recorded. As a result of the significant losses incurred by the insurance carriers as the result of these hurricanes, the insurance premium rates in 2006 increased on coastal property, primarily in the southeastern region of the United States. In the other regions of the United States, the insurance premium rates, in general, declined during 2006.

In addition to significant insurance pricing declines in the State of Florida, as previously discussed, the insurance premium rates continued a gradual decline during 2007 in most of the other regions of the United States. One industry segment that was especially hit hard during 2007 was the home building industry in Southern California, and to a lesser extent Nevada, Arizona and Florida. We have a wholesale brokerage operation that focus on placing property and casualty insurance products for that home building segment and a program operation that places errors and omissions professional liability coverages for title agents. Both of these operations' revenues were negatively impacted by these national economic trends.

The volume of business from new and existing insured customers, fluctuations in insurable exposure units and changes in general economic and competitive conditions further impact our revenues. For example, the increasing costs of litigation settlements and awards have caused some customers to seek higher levels of insurance coverage. Conversely, level rates of inflation or general declines in economic activity could limit increases in the values of insurable exposure units. Historically, our revenues have continued to grow as a result of an intense focus on net new business growth and acquisitions, however 2007 was highlighted by very substantial governmental involvement in the Florida insurance marketplace that resulted in a substantial loss of revenues (see the Florida Insurance Overview below for further discussion of Citizens and its effect on our results of operations). We anticipate that results of operations will continue to be influenced by these competitive and economic conditions in 2007.

We also earn "profit-sharing contingent commissions," which are profit-sharing commissions based primarily on underwriting results, but may also reflect considerations for volume, growth and/or retention. These commissions are primarily received in the first and second quarters of each year, based on underwriting results and other aforementioned considerations for the prior year(s). Over the last three years profit-sharing contingent commissions have averaged approximately 5.8% of the previous year's total commissions and fees revenue. Profit-sharing contingent commissions are primarily included in our total commissions and fees in the Consolidated Statements of Income in the year received. The term "core commissions and fees" excludes profit-sharing contingent commissions and therefore represents the revenues earned directly from specific insurance policies sold, and specific fee-based services rendered. Recently, three national insurance companies announced the replacement of the current loss-ratio based profit-sharing contingent commission calculation with a more guaranteed fixed-based methodology, referred to as "Guaranteed Supplemental Commissions" ("GSC"). Since these new GSC are not subject to the uncertainty of loss-ratios, they are accrued throughout the year based on actual premiums written. As of December 31, 2007, $6.6 million was accrued for GSC earned during 2007, but which will not be collected until the first quarter of 2008.

Fee revenues are generated primarily by: (1) our Services Division, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services, and (2) our Wholesale Brokerage and National Program Divisions which earn fees primarily for the issuing of insurance policies on behalf of insurance carriers. In each of the past three years, fee revenues have increased as a percentage of our total commissions and fees, from 13.6% in 2005 to 14.3% in 2007.

Investment income, historically, consists primarily of interest earnings on premiums and advance premiums collected and held in a fiduciary capacity before being remitted to insurance companies. Our policy is to invest available funds in high-quality, short-term fixed income investment securities. Investment income also includes gains and losses realized from the sale of investments. In 2007, we sold our investment in Rock-Tenn Company which we have owned for over 25 years, for a net gain of $18.7 million.

Florida Insurance Overview

Many states have established "Residual Markets", which are governmental or quasi-governmental insurance facilities that provide coverage to individuals and/or businesses which cannot buy insurance in the private marketplace, i.e., "insurers of last resort". These facilities can be for any type of risk or exposure; however, the most common are usually automobile or high-risk property coverage. Residual Markets can also be referred to as: FAIR Plans, Windstorm Pools, Joint Underwriting Associations, or may even be given names styled after the private sector like "Citizens Property Insurance Corporation".

In August 2002, the Florida Legislature created "Citizens Property Insurance Corporation" ("Citizens"), to be the "insurer of last resort" in Florida and therefore charged insurance rates that were higher than the general private insurance marketplace. In each of 2004 and 2005, four major hurricanes made landfall in Florida, and as a result of the significant insurance property losses, the insurance rates increased in 2006. To counter the increased property insurance rates, the State of Florida instructed Citizens to essentially cut their property insurance rates in half beginning in January 2007. By state law, Citizens has guaranteed their rates through January 1, 2009. Therefore, Citizens became the most competitive risk-bearer on commercial habitational coastal property exposures, such as condominiums, apartments, and certain assisted living facilities. Additionally, Citizens became the only insurance market for certain homeowner policies throughout Florida. By the end of 2007, Citizens was the largest single underwriter of coastal property in Florida.

Since Citizens became the main direct competitor against the risk-bearer of our Florida Intercoastal Underwriters ("FIU") condominium program and the excess and surplus lines insurers represented by our wholesale brokerage segment such as our Hull & Company subsidiary, these programs suffered the largest amount of revenue loss to Citizens during 2007. Citizens' impact on our Florida Retail Division was less than on our National Program and Wholesale Brokerage Divisions, because to our Retail Offices, Citizens was now simply another risk-bearer with which to write business, although at slightly lower commission rates and a greater difficulty in placing coverage. For 2008, the insurance rates charged by Citizens are expected to be similar to their 2007 rates and therefore, the sequential year impact of Citizens' rates may not be as significant as they were on our 2007 results.

In the second half of 2007, the standard insurance companies started to become more competitive in the casualty (liability) business, including workers' compensation business. The rates in the Florida casualty business began to reduce as much as 20%-25% compared with 2006 rates. These competitive rates are likely to continue for at least the first half of 2008.

Current Year Company Overview

For us, 2007 was a year unlike any previous ones. For the first time since we began tracking internal revenue growth rates in 1997, we completed the year with a negative internal growth rate. Last year also consisted of four straight quarters of negative internal growth. Our total commissions and fees decreased $27.9 million or (3.4)% in 2007 and this decrease is primarily attributed to the continued "soft" insurance marketplace in the United States, the governmental involvement in the Florida insurance marketplace and the negative impact of the economy on the home-building industry. Offsetting the negative internal revenue growth was a very successful year of 41 acquisitions (including books of business) with estimated annual revenues of $108.3 million, of which $67.7 million is reflected in our 2007 revenues.

During 2007, we also recorded an $18.7 million gain on the sale of our investment in Rock-Tenn Company, which we owned for over 25 years. Additionally, during the year we recognized $13.5 million in gains on the sale of various books of business (customer accounts). The sales of these accounts were related to individual circumstances in various offices and are not indicative of any expected trends. Finally, we settled an ongoing Internal Revenue Service ("IRS") examination of our tax years 2004–2006 for the payment of $1.1 million in interest.

Acquisitions

During 2007, we acquired the assets and assumed certain liabilities of 38 insurance intermediary operations, the stock of three insurance intermediaries and several books of business (customer accounts). The aggregate purchase price was $241.4 million, including $207.9 million of net cash payments, the issuance of $13.0 million in notes payable and the assumption of $20.5 million of liabilities. These acquisitions had estimated aggregate annualized revenues of $108.3 million.

During 2006, we acquired the assets and assumed certain liabilities of 32 insurance intermediary operations and several books of business (customer accounts). The aggregate purchase price was $155.9 million, including $138.7 million of net cash payments, the issuance of $3.7 million in notes payable and the assumption of $13.5 million of liabilities. These acquisitions had estimated aggregate annualized revenues of $56.4 million.

During 2005, we acquired the assets and assumed certain liabilities of 32 insurance intermediary operations and several books of business (customer accounts). The aggregate purchase price was $288.6 million, including $244.0 million of net cash payments, the issuance of $38.1 million in notes payable and the assumption of $6.5 million of liabilities. These acquisitions had estimated aggregate annualized revenues of $125.9 million.

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We continually evaluate our estimates, which are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of our assets and liabilities, which values are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that, of our significant accounting policies (see "Note 1 — Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements), the following critical accounting policies may involve a higher degree of judgment and complexity.

REVENUE RECOGNITION

Commission revenues are recognized as of the effective date of the insurance policy or the date on which the policy premium is billed to the customer, whichever is later. At that date, the earnings process has been completed, and we can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. Management determines the policy cancellation reserve based upon historical cancellation experience adjusted by known circumstances. Subsequent commission adjustments are recognized upon notification from the insurance companies. Profit-sharing contingent commissions from insurance companies are recognized when determinable, which is when such commissions are received, or when officially notified. Fee revenues are recognized as services are rendered.

BUSINESS COMBINATIONS AND PURCHASE PRICE ALLOCATIONS

We have significant intangible assets that were acquired through business acquisitions. These assets consist of purchased customer accounts, noncompete agreements, and the excess of costs over the fair value of identifiable net assets acquired (goodwill). The determination of estimated useful lives and the allocation of the purchase price to the intangible assets requires significant judgment and affects the amount of future amortization and possible impairment charges.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," all of our business combinations initiated after June 30, 2001 have been accounted for using the purchase method. In connection with these acquisitions, we record the estimated value of the net tangible assets purchased and the value of the identifiable intangible assets purchased, which typically consist of purchased customer accounts and noncompete agreements. Purchased customer accounts partially include the physical records and files obtained from acquired businesses that contain information about insurance policies, customers and other matters essential to policy renewals. However, they primarily represent the present value of the underlying cash flows expected to be received over the estimated future renewal periods of the insurance policies comprising those purchased customer accounts. The valuation of purchased customer accounts involves significant estimates and assumptions concerning matters such as cancellation frequency, expenses and discount rates. Any change in these assumptions could affect the carrying value of purchased customer accounts. Noncompete agreements are valued based on the duration and any unique features of each specific agreement. Purchased customer accounts and noncompete agreements are amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 15 years. The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and intangible assets is assigned to goodwill and is no longer amortized, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142").

INTANGIBLE ASSETS IMPAIRMENT

Effective January 1, 2002, we adopted SFAS No. 142, which requires that goodwill be subject to at least an annual assessment for impairment by applying a fair-value based test. Amortizable intangible assets are amortized over their useful lives and are subject to lower-of-cost-or-market impairment testing. SFAS No. 142 requires us to compare the fair value of each reporting unit with its carrying value to determine if there is potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of revenues, and earnings before interest, income taxes, depreciation and amortization ("EBITDA").

Management assesses the recoverability of our goodwill on an annual basis, and of our amortizable intangibles and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The following factors, if present, may trigger an impairment review: (i) significant underperformance relative to historical or projected future operating results; (ii) significant negative industry or economic trends; (iii) significant decline in our stock price for a sustained period; and (iv) significant decline in our market capitalization. If the recoverability of these assets is unlikely because of the existence of one or more of the above-referenced factors, an impairment analysis is performed. Management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these assets. If these estimates or related assumptions change in the future, we may be required to revise the assessment and, if appropriate, record an impairment charge. We completed our most recent evaluation of impairment for goodwill as of November 30, 2007 and identified no impairment as a result of the evaluation.

NON-CASH STOCK-BASED COMPENSATION

The Company grants stock options and non-vested stock awards (previously referred to as "restricted stock") to its employees, officers and directors. Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R,

"Share-Based Payment" ("SFAS 123R"), for its stock-based compensation plans. Among other things, SFAS 123R requires that compensation expense for all share-based awards be recognized in the financial statements based upon the grant-date fair value of those awards.

RESERVES FOR LITIGATION

We are subject to numerous litigation claims that arise in the ordinary course of business. In accordance with SFAS No. 5, "Accounting for Contingencies," if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss is estimable, an accrual for the costs to resolve these claims is recorded in accrued expenses in the accompanying Consolidated Balance Sheets. Professional fees related to these claims are included in other operating expenses in the accompanying Consolidated Statements of Income. Management, with the assistance of inside and outside counsel, determines whether it is probable that a liability has been incurred and estimates the amount of loss based upon analysis of individual issues. New developments or changes in settlement strategy in dealing with these matters may significantly affect the required reserves and impact our net income.

DERIVATIVE INSTRUMENTS

In 2002, we entered into one derivative financial instrument — an interest rate exchange agreement, or "swap" — to manage the exposure to fluctuations in interest rates on our $90 million variable rate debt. As of December 31, 2006, we maintained this swap agreement, whereby we pay a fixed rate on the notional amount to a bank and the bank pays us a variable rate on the notional amount equal to a base London InterBank Offering Rate ("LIBOR"). We have assessed this derivative as a highly effective cash flow hedge, and accordingly, changes in the fair market value of the swap are reflected in other comprehensive income. The fair market value of this instrument is determined by quotes obtained from the related counter-parties in combination with a valuation model utilizing discounted cash flows. The valuation of this derivative instrument is a significant estimate that is largely affected by changes in interest rates. As of December 31, 2007 this interest rate swap agreement expired in conjunction with the final payment on the related $90 million variable rate debt.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 1 of the Notes to Consolidated Financial Statements for a discussion of the effects of the adoption of new accounting standards.

Results of Operations for the Years Ended December 31, 2007, 2006 and 2005

The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying Consolidated Financial Statements and related Notes.

Financial information relating to our Consolidated Financial Results is as follows (in thousands, except percentages):

	2007	Percent Change	2006	Percent Change	2005
REVENUES					
Commissions and fees	$ 857,027	4.1 %	$ 823,615	11.2 %	$ 740,567
Profit-sharing contingent commissions	57,623	40.4 %	41,048	17.4 %	34,976
Investment income	30,494	165.7 %	11,479	74.5 %	6,578
Other income, net	14,523	680.0 %	1,862	(49.5)%	3,686
Total revenues	959,667	9.3 %	878,004	11.7 %	785,807
EXPENSES					
Employee compensation and benefits	444,101	9.7 %	404,891	8.0 %	374,943
Non-cash stock-based compensation	5,667	4.6 %	5,416	62.3 %	3,337
Other operating expenses	131,371	3.9 %	126,492	19.8 %	105,622
Amortization	40,436	10.8 %	36,498	9.8 %	33,245
Depreciation	12,763	12.9 %	11,309	12.4 %	10,061
Interest	13,802	3.3 %	13,357	(7.7)%	14,469
Total expenses	648,140	8.4 %	597,963	10.4 %	541,677
Income before income taxes	$ 311,527	11.2 %	$ 280,041	14.7 %	$ 244,130
Net internal growth rate — core commissions and fees	(3.4)%		4.0%		3.1%
Employee compensation and benefits ratio	46.3%		46.1%		47.7%
Other operating expenses ratio	13.7%		14.4%		13.4%
Capital expenditures	$ 30,643		$ 14,979		$ 13,426
Total assets at December 31	$1,960,659		$1,807,952		$1,608,660

COMMISSIONS AND FEES

Commissions and fees revenue, including profit-sharing contingent commissions, increased 5.8% in 2007, 11.5% in 2006 and 21.5% in 2005. Profit-sharing contingent commissions increased $16.6 million to $57.6 million in 2007 and $6.1 million to $41.0 million in 2006, primarily as a result of a better than average year for insurance companies' loss ratios. Core commissions and fees revenue decreased (3.4%) in 2007 and increased 4.0% in 2006 and 3.1% in 2005, when excluding commissions and fees revenue generated from acquired operations and also from divested operations. The 2007 decrease of 3.4% represents $27.9 million of net lost core commission and fees revenue, of which $23.0 million is related to our various operations impacted by the Florida insurance marketplace, $6.2 million is related to our operation that serves the home-building industry in southern California, with our remaining operations at a minimal aggregate revenue growth.

INVESTMENT INCOME

Investment income increased to $30.5 million in 2007, compared with $11.5 million in 2006 and $6.6 million in 2005. The increase in 2007 over 2006 of $19.0 million was primarily due to the sale of our investment in Rock-Tenn Company which we owned for over 25 years, for a net gain of $18.7 million. The increase in 2006 over 2005 was primarily the result of higher investment yields earned with higher average available cash balances.

OTHER INCOME, NET

Other income consists primarily of gains and losses from the sale and disposition of assets. In 2007, gains of $13.7 million were recognized from the sale of books of business (customer accounts) as compared with $1.1 million and $2.7 million in 2006 and 2005, respectively. Although we are not in the business of selling books of businesses (customer accounts), we periodically will sell an office or a book of business (one or more customer accounts) that does not produce reasonable margins or demonstrate a potential for growth. Even though the sales of customer accounts were unusually high during 2007, we do not believe that it is indicative of a future trend.

EMPLOYEE COMPENSATION AND BENEFITS

Employee compensation and benefits increased approximately 9.7% or $39.2 million in 2007, of which $33.5 million was related to acquisitions that were stand-alone offices. Of the remaining $5.7 million, the majority related to the average annual 3.5% salary increase given to non-producer employees. Additionally, during 2007, $1.6 million of the increase related to a funding true-up to the 2006 employee profit-sharing contribution. Employee compensation and benefits increased approximately 8.0% in 2006 and 19.3% in 2005, primarily as a result of acquisitions and an increase in commissions paid on net new business. Employee compensation and benefits as a percentage of total revenues were

46.1% in 2006 and 47.7% in 2005, reflecting a gradual improvement in personnel efficiencies as revenues grow. We had 5,047 full-time equivalent employees at December 31, 2007, compared with 4,733 at December 31, 2006 and 4,540 at December 31, 2005. Of the 314 net increase in full-time equivalent employees at December 31, 2007 over the prior year-end, 508 were from the acquisitions that were stand-alone offices, thus resulting in a net reduction of 194 employees in the offices existing at both year-ends.

NON-CASH STOCK-BASED COMPENSATION

The Company grants stock options and non-vested stock awards to its employees, officers and directors. Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share-Based Payment ("SFAS 123R"), for its stock-based compensation plans. Among other things, SFAS 123R requires that compensation expense for all share-based awards be recognized in the financial statements based upon the grant-date fair value of those awards.

Prior to January 1, 2006, the Company accounted for stock-based compensation using the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations, and disclosure requirements established by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transitions and Disclosures ("SFAS 148"). Under APB No. 25, no compensation expense was recognized for either stock options issued under the Company's stock compensation plans or for stock purchased under the Company's 1990 Employee Stock Purchase Plan ("ESPP"). The pro forma effects on net income and earnings per share for stock options and ESPP awards were instead disclosed in a footnote to the financial statements. Compensation expense was previously recognized for awards of non-vested stock, based upon the market value of the common stock on the date of award, on a straight-line basis over the requisite service period with the effect of forfeitures recognized as they occurred. As such the 2005 non-cash stock-based compensation expense of $3.3 million was solely related to the Performance Stock Plan ("PSP") grants under APB 25.

For 2007 and 2006, the non-cash stock-based compensation under SFAS 123R incorporates costs related to each of our three stock-based plans as explained in Note 11 to the consolidated financial statements.

Since the last significant company-wide grants of PSP shares occurred in January 2003 and that the five-year period for the related shares to become "awarded" expired in January 2008 as did the "unawarded" shares, we expect to grant new PSP shares to deserving office leaders and producers in February 2008. Additionally, we may issue incentive stock options ("ISO") to certain corporate leaders. The expected annual cost of these additional PSP and ISO grants is expected to be between $1.5 million and $2.5 million.

OTHER OPERATING EXPENSES

As a percentage of total revenues, other operating expenses was 13.7% in 2007, 14.4% in 2006 and 13.4% in 2005. Other operating expenses in 2007 increased $4.9 million over the 2006 amount which also included a one-time $5.8 million payment to the State of Florida described below, therefore having an effective increase in cost of $10.7 million. The intermediaries acquired in 2007 that were not combined with existing company offices and became stand-alone offices, accounted for $11.1 million of the $10.7 million net increase. Thus, excluding the effects of acquisitions, the 2007 Other Operating expenses were slightly less than 2006.

For 2006, legal and professional fee expenses increased $1.7 million over the amount expended in 2005. The increase in legal and professional fee expenses was primarily the result of the various ongoing investigations and litigation relating to agent and broker compensation, including profit-sharing contingent commissions, by state regulators and, to a lesser extent, by the requirements of compliance with the Sarbanes-Oxley Act of 2002. Additionally, in 2006 a total of $5.8 million was paid to State of Florida regulatory authorities and other parties, which concluded the State of Florida's investigation of compensation paid to us (See Note 13). Excluding the impact of these increased legal and professional fee expenses and settlement payments, other operating expenses declined as a percentage of total revenues each year from 2005 to 2006, which is attributable to the effective cost containment measures brought about by our initiative designed to identify areas of excess expense. This decrease is also due to the fact that, in a net internal revenue growth environment, certain significant other operating expenses such as office rent, office supplies, data processing, and telephone costs, increase at a slower rate than commissions and fees revenue during the same period.

AMORTIZATION

Amortization expense increased $3.9 million, or 10.8% in 2007, $3.3 million, or 9.8% in 2006, and $11.1 million, or 50.1% in 2005. The increases in 2007 and 2006 were due to the amortization of additional intangible assets as a result of acquisitions completed in those years.

DEPRECIATION

Depreciation increased 12.9% in 2007, 12.4% in 2007 and 12.9% in 2005. These increases were primarily due to the purchase of new computers, related equipment and software, corporate aircraft and the depreciation of fixed assets associated with acquisitions completed in those years.

INTEREST EXPENSE

Interest expense increased $0.4 million or 3.3%, in 2007 over 2006 primarily as a result of the additional $25.0 million that was borrowed in December 2006 but which was partially offset by the $12.9 reduction in the term loan balance due to the normal quarterly principal payments. Interest expense decreased $1.1 million, or 7.7%, in 2006 over 2005 as a result of lower average debt balances due to the normal quarterly principal payments.

INCOME TAXES

The effective tax rate on income from operations was 38.7% in 2007, 38.5% in 2006 and 38.3% in 2005. The higher effective tax rate in 2007 and 2006, compared with 2005, was primarily the result of increased amounts of business conducted in states having higher state tax rates and a $1.1 million settlement payment to the U.S. Internal Revenue Service ("IRS") in 2007. During 2007, the IRS concluded their audit of our 2004-2006 tax years in which they disputed our method of recognizing profit-sharing contingent commissions for tax purposes. We recognize profit-sharing contingent commissions when determinable, which is when such commissions are received, however, the IRS believes that we should estimate those monies as of each December 31. We agreed to resolve this dispute for a $1.1 million payment of interest and our agreement to accrue at each December 31, for tax purposes only, a known amount of profit-sharing contingent commissions represented by the actual amount of profit-sharing contingent commissions received in the first quarter of the related year, with a true-up adjustment to the actual amount received by the end of the following March 31. Since this method for tax purposes differs from the method used for book purposes, it will result in a current deferred tax asset as of December 31 each year with that balance reversing by the following March 31 when the related profit-sharing contingent commissions are recognized for financial accounting purposes.

Results of Operations — Segment Information

As discussed in Note 16 of the Notes to Consolidated Financial Statements, we operate in four reportable segments: the Retail, Wholesale Brokerage, National Programs and Services Divisions. On a divisional basis, increases in amortization, depreciation and interest expenses are the result of acquisitions within a given division in a particular year. Likewise, other income in each division primarily reflects net gains on sales of customer accounts and fixed assets. As such, in evaluating the operational efficiency of a division, management places emphasis on the net internal growth rate of core commissions and fees revenue, the gradual improvement of the ratio of total employee compensation and benefits to total revenues, and the gradual improvement of the ratio of other operating expenses to total revenues.

The internal growth rates for our core commissions and fees for the three years ended December 31, 2007, 2006 and 2005, by divisional units are as follows (in thousands, except percentages):

2007

	For the years ended December 31, 2007	2006	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	$175,330	$175,205	$ 125	0.1 %	$ 3,108	$ (2,983)	(1.7)%
National Retail	242,762	202,763	39,999	19.7 %	40,808	(809)	(0.4)%
Western Retail	95,357	101,386	(6,029)	(5.9)%	436	(6,465)	(6.4)%
Total Retail[1]	513,449	479,354	34,095	7.1 %	44,352	(10,257)	(2.1)%
Wholesale Brokerage	156,978	151,278	5,700	3.8 %	15,221	(9,521)	(6.3)%
Professional Programs	42,348	40,867	1,481	3.6 %	423	1,058	2.6 %
Special Programs	108,747	113,141	(4,394)	(3.9)%	5,357	(9,751)	(8.6)%
Total National Programs	151,095	154,008	(2,913)	(1.9)%	5,780	(8,693)	(5.6)%
Services	35,505	32,561	2,944	9.0 %	2,328	616	1.9 %
Total Core Commissions and Fees	$857,027	$817,201	$39,826	4.9 %	$67,681	$(27,855)	(3.4)%

(1) The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information in Note 16 which includes corporate and consolidation items.

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December, 2007 and 2006 is as follows (in thousands, except percentages):

	For the years ended December 31, 2007	2006
Total core commissions and fees	$857,027	$817,201
Profit-sharing contingent commissions	57,623	41,048
Divested business	—	6,414
Total commission and fees	$914,650	$864,663

2006

	For the years ended December 31, 2006	2005	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	$175,885	$155,741	$20,144	12.9 %	$ 493	$19,651	12.6 %
National Retail	206,661	198,033	8,628	4.4 %	11,417	(2,789)	(1.4)%
Western Retail	103,222	103,951	(729)	(0.7)%	4,760	(5,489)	(5.3)%
Total Retail[1]	485,768	457,725	28,043	6.1 %	16,670	11,373	2.5 %
Wholesale Brokerage	151,278	120,889	30,389	25.1 %	25,616	4,773	3.9 %
Professional Programs	40,867	41,930	(1,063)	(2.5)%	43	(1,106)	(2.6)%
Special Programs	113,141	90,933	22,208	24.4 %	9,255	12,953	14.2 %
Total National Programs	154,008	132,863	21,145	15.9 %	9,298	11,847	8.9 %
Services	32,561	26,565	5,996	22.6 %	4,496	1,500	5.6 %
Total Core Commissions and Fees	$823,615	$738,042	$85,573	11.6 %	$56,080	$29,493	4.0 %

(1) The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information in Note 16 which includes corporate and consolidation items

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December, 2006 and 2005 is as follows (in thousands, except percentages):

	For the years ended December 31, 2006	2005
Total core commissions and fees	$823,615	$738,042
Profit-sharing contingent commissions	41,048	34,976
Divested business	—	2,525
Total commission and fees	$864,663	$775,543

2005

	For the years ended December 31, 2005	2004	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	$155,973	$140,895	$ 15,078	10.7 %	$ 5,694	$9,384	6.7%
National Retail	201,112	182,098	19,014	10.4 %	20,540	(1,526)	(0.8)%
Western Retail	104,879	107,529	(2,650)	(2.5)%	2,699	(5,349)	(5.0)%
Total Retail[1]	461,964	430,522	31,442	7.3 %	28,933	2,509	0.6 %
Wholesale Brokerage	120,889	38,080	82,809	217.5 %	73,317	9,492	24.9 %
Professional Programs	41,861	42,463	(602)	(1.4)%	715	(1,317)	(3.1)%
Special Programs	89,288	66,601	22,687	34.1 %	17,155	5,532	8.3 %
Total National Programs	131,149	109,064	22,085	20.2 %	17,870	4,215	3.9 %
Services	26,565	24,334	2,231	9.2 %	—	2,231	9.2 %
Total Core Commissions and Fees	$740,567	$602,000	$138,567	23.0 %	$120,120	$18,447	3.1 %

(1) The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information in Note 16 which includes corporate and consolidation items

The reconciliation of the above internal growth schedule to the total Commissions and Fees included in the Consolidated Statements of Income for the years ended December, 2005 and 2004 is as follows (in thousands, except percentages):

	For the years ended December 31, 2005	2004
Total core commissions and fees	$740,567	$602,000
Profit-sharing contingent commissions	34,976	30,652
Divested business	—	5,615
Total commission and fees	$775,543	$638,267

RETAIL DIVISION

The Retail Division provides a broad range of insurance products and services to commercial, public and quasi-public, professional and individual insured customers. More than 96.1% of the Retail Division's commissions and fees revenue are commission-based. Since the majority of our other operating expenses do not change as premiums fluctuate, we believe that most of any fluctuation in the commissions that we receive will be reflected in our pre-tax income. The Retail Division's commissions and fees revenue accounted for 63.1% of our total consolidated commissions and fees revenue in 2005 but declined to 59.9% in 2007, mainly due to continued acquisitions in the National Programs and Wholesale Brokerage Divisions.

Financial information relating to Brown & Brown's Retail Division is as follows (in thousands, except percentages):

	2007	Percent Change	2006	Percent Change	2005
REVENUES					
Commissions and fees	$ 514,639	5.8%	$ 486,419	5.5 %	$ 461,236
Profit-sharing contingent commissions	33,399	11.1%	30,070	6.1 %	28,330
Investment income	260	87.1%	139	(12.6)%	159
Other income, net	14,140	NMF%	1,361	(7.9)%	1,477
Total revenues	562,438	8.6%	517,989	5.5 %	491,202
EXPENSES					
Employee compensation and benefits	263,056	8.5%	242,469	4.0 %	233,124
Non-cash stock-based compensation	3,243	9.0%	2,976	35.4 %	2,198
Other operating expenses	88,359	6.5%	82,966	2.3 %	81,063
Amortization	21,659	12.2%	19,305	(0.3)%	19,368
Depreciation	5,723	1.8%	5,621	(0.4)%	5,641
Interest	21,094	11.6%	18,903	(9.7)%	20,927
Total expenses	403,134	8.3%	372,240	2.7 %	362,321
Income before income taxes	$ 159,304	9.3%	$ 145,749	13.1 %	$ 128,881
Net internal growth rate — core commissions and fees	(2.1)%		2.5%		0.6%
Employee compensation and benefits ratio	46.8 %		46.8%		47.5%
Other operating expenses ratio	15.7 %		16.0%		16.5%
Capital expenditures	$ 5,816		$ 5,952		$ 6,186
Total assets at December 31	$1,356,772		$1,103,107		$1,002,781

The Retail Division's total revenues in 2007 increased $44.4 million to $562.4 million, a 8.6% increase over 2006. Of this increase, approximately $34.1 million was the net growth in core commissions and fees, however, $44.4 million was from acquisitions for which there were no comparable revenues in 2006; and therefore, $10.3 million was lost on a "same-store sales" basis resulting in a negative internal growth rate of 2.1%. The majority of the negative internal growth resulted from continued competitive insurance pricing in the western United States. However, the most competitive pricing in the second half of the 2007 year occurred in Florida, and this insurance pricing environment is likely to continue for at least the first half of 2008.

Income before income taxes in 2007 increased $13.6 million from 2006, of which $13.7 million was from an historically high amount of gains from the sales of books of business (customer accounts). Even though the sales of customer accounts were higher than normal during 2007, we do not believe that it is indicative of a future trend. The remaining decrease was due the reduced earnings from the negative growth in core commissions and fees, but offset by earnings from acquisitions.

The Retail Division's total revenues in 2006 increased $26.8 million to $518.0 million, a 5.5% increase over 2005. Of this increase, approximately $16.7 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2005. The remaining increase was primarily due to net new business growth. The Retail Division's net internal growth rate in core commissions and fees revenue was 2.5% in 2006, excluding revenues recognized in 2006 from new acquisitions and the 2005 commissions and fees revenue from divested business. The net internal growth rate of core commissions and fees revenue for the Retail Division in 2005 was 0.6%. The increase in the net internal growth rate from core commission and fees from 2005 to 2006 primarily reflects increased premium rates for coastal property in the southeastern part of the United States, but offset by lower insurance premium rates in most other parts of the country.

Income before income taxes in 2006 increased $16.9 million to $145.7 million, a 13.1% increase over 2005. This increase was due to revenues from acquisitions, a positive net internal growth rate and the continued focus on holding our general expense growth rate to a lower percentage than our revenue growth rate.

WHOLESALE BROKERAGE DIVISION

The Wholesale Brokerage Division markets and sells excess and surplus commercial and personal lines insurance and reinsurance, primarily through independent agents and brokers. Like the Retail and National Programs Divisions, the Wholesale Brokerage Division's revenues are primarily commission-based.

Financial information relating to our Wholesale Brokerage Division is as follows (in thousands, except percentages):

	2007	Percent Change	2006	Percent Change	2005
REVENUES					
Commissions and fees	$156,978	3.8 %	$151,278	25.1 %	$120,889
Profit-sharing contingent commissions	18,311	129.2 %	7,990	71.9 %	4,648
Investment income	2,927	(27.1)%	4,017	151.2 %	1,599
Other income (loss), net	726	NMF %	61	(365.2)%	(23)
Total revenues	178,942	9.5 %	163,346	28.5 %	127,113
EXPENSES					
Employee compensation and benefits	87,500	11.5 %	78,459	32.0 %	59,432
Non-cash stock-based compensation	791	52.4 %	519	216.5 %	164
Other operating expenses	31,522	10.3 %	28,582	44.3 %	19,808
Amortization	9,237	14.2 %	8,087	42.6 %	5,672
Depreciation	2,715	30.8 %	2,075	61.5 %	1,285
Interest	19,188	2.3 %	18,759	50.7 %	12,446
Total expenses	150,953	10.6 %	136,481	38.1 %	98,807
Income before income taxes	$ 27,989	4.2 %	$ 26,865	(5.1)%	$ 28,306
Net internal growth rate — core commissions and fees	(6.3)%		3.9%		24.9%
Employee compensation and benefits ratio	48.9 %		48.0%		46.8%
Other operating expenses ratio	17.6 %		17.5%		15.6%
Capital expenditures	$ 2,835		$ 2,085		$ 1,969
Total assets at December 31	$640,931		$618,374		$476,653

Total revenues in 2007 increased $15.6 million over 2006, of which $10.3 million was from increased profit-sharing contingent commissions and $5.7 million from core commissions and fees. Profit-sharing contingent commissions increased as a result of higher insurance company profitability resulting from the increased premium rates during 2006 as well as new profit-sharing contingent commissions from operations acquired in 2006. Of the net increase in core commissions and fees of $5.7 million, approximately $15.2 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2006. The Wholesale Brokerage Division's net internal growth rate for core commissions and fees revenue in 2007 was (6.3)% or $9.5 million less revenues than in 2006, excluding core commissions and fees revenue recognized in 2007 from new acquisitions. The negative internal growth rate for the Wholesale Brokerage Division was primarily the result of the continuation of lost revenues from the same wholesale operations that had the most significant loss of revenues in 2006. One of those operations, which focuses on home-building construction accounts in the western region of the United States, lost $6.2 million as a result of the continued slow-down in economic activity in that region during the year as well as lower insurance premium rates. The other significantly affected operation was the Florida-based wholesale brokerage operations of Hull & Company, which lost $5.8 million of revenues in 2007 as a result of the competitive rate environment created by Citizens. Offsetting some of the lost business in Florida due to Citizens, we did have revenue growth in our binding authority operations and our reinsurance intermediary, Axiom Re.

Income before income taxes in 2007 increased $1.1 million to $28.0 million, a 4.2% increase over 2006. This increase is attributable in part to the fact that the 2007 loss from our reinsurance intermediary was $2.1 million less than in 2006, and higher earnings from our binding authority operations mainly driven by higher profit-sharing contingent commissions. Offsetting these increases, our operation that focuses on home building construction accounts in the western region of the United States had $2.9 million less income before income taxes than it earned in 2006, due to the reduction of revenues mentioned above.

Total revenues in 2006 increased $36.2 million to $163.3 million, a 28.5% increase over 2005. Of this increase, approximately $25.6 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2005. The Wholesale Brokerage Division's net internal growth rate for core commissions and fees revenue in 2006 was 3.9%, excluding core commissions and fees revenue recognized in 2006 from new acquisitions. The weaker internal growth rate than in recent years for the Wholesale Brokerage Division was primarily the result of lower revenues from two of our operations. One of those operations, which focuses on home-building construction accounts in the western region of the United States, experienced a slow-down in economic activity during the year as well as lower insurance premium rates. The second operation was the personal lines wholesale brokerage arm of Hull & Company which had significant premium capacity restrictions on placing coastal property coverage with their insurance carriers, which was not the case in 2005.

Income before income taxes in 2006 decreased $1.4 million to $26.9 million, a 5.1% decrease over 2005. This decrease is attributable in part to Axiom Re and Delaware Valley Underwriting Agency operations acquired in 2006, which had an aggregate loss before income taxes of $4.0 million as a result of initial transitional issues and net lost business. Additionally, our operation that focuses on home-building construction accounts in the western region of the United States had income before income taxes of $3.0 million less than it earned in 2005, due to the reduction of revenues mentioned above. Offsetting these losses were net increases in income before income taxes from our other wholesale brokerage operations.

NATIONAL PROGRAMS DIVISION

The National Programs Division is comprised of two units: Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents; and Special Programs, which markets targeted products and services designated for specific industries, trade groups, public and quasi-public entities and market niches. Like the Retail Division, the National Programs Division's revenues are primarily commission-based.

Financial information relating to our National Programs Division is as follows (in thousands, except percentages):

	2007	Percent Change	2006	Percent Change	2005
REVENUES					
Commissions and fees	$151,095	(1.9)%	$154,008	17.4 %	$131,149
Profit-sharing contingent commissions	5,913	97.9 %	2,988	49.5 %	1,998
Investment income	513	18.8 %	432	17.7 %	367
Other income, net	27	35.0 %	20	(95.2)%	416
Total revenues	157,548	0.1 %	157,448	17.6 %	133,930
EXPENSES					
Employee compensation and benefits	62,755	3.4 %	60,692	11.9 %	54,238
Non-cash stock-based compensation	801	53.2 %	523	45.7 %	359
Other operating expenses	25,084	(3.6)%	26,014	27.4 %	20,414
Amortization	9,039	3.7 %	8,718	7.6 %	8,103
Depreciation	2,757	15.5 %	2,387	19.5 %	1,998
Interest	9,977	(5.5)%	10,554	1.2 %	10,433
Total expenses	110,413	1.4 %	108,888	14.0 %	95,545
Income before income taxes	$ 47,135	(2.9)%	$ 48,560	26.5 %	$ 38,385
Net internal growth rate — core commissions and fees	(5.6)%		8.9%		3.9%
Employee compensation and benefits ratio	39.8 %		38.5%		40.5%
Other operating expenses ratio	15.9 %		16.5%		15.2%
Capital expenditures	$ 1,331		$ 3,750		$ 3,067
Total assets at December 31	$570,295		$544,272		$445,146

Total revenues in 2007 were essentially flat compared with 2006 due to the netting of different programs, some of which had very good growth and another of which lost nearly half of its revenues in 2007. Approximately $5.8 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2006. The National Program Division's net internal growth rate for core commissions and fees revenue was (5.6)% representing $8.7 million of lost revenues, excluding core commissions and fees revenue recognized in 2007 from new acquisitions. As previously discussed, when Citizens began to compete aggressively in Florida on January 1, 2007, it had the greatest impact on our condominium program at our Florida Intracoastal Underwriters ("FIU") profit center. In 2007, FIU lost $13.4 million of core commissions and fees of the $27.2

million of total core commissions and fees that it had earned in 2006. Most of our other programs, including our lawyers and dentist professional liability programs, our public entity business, our sports and entertainment programs and our Proctor Financial operation, all had positive internal growth. Since Citizen's impact on the insurance rates in Florida and on FIU has completed a full twelve-month period, and that Citizens' 2007 insurance rates are guaranteed through January 1, 2009, we do not believe that the Citizens' impact in 2008 will be as significant to FIU as it was in 2007.

Income before income taxes in 2007 decreased only $1.4 million from 2006. However, excluding the $3.0 million paid to the State of Florida regulatory authorities and other parties in 2006 that was allocated to National Programs, the net decrease was $4.4 million. Of that decrease, $10.7 million was attributable to FIU, which was offset by increased earnings from the 2007 acquisitions and the programs that had positive internal growth.

Total revenues in 2006 increased $23.5 million to $157.5 million, a 17.6% increase over 2005. Of this increase, approximately $9.3 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2005. The National Program Division's net internal growth rate for core commissions and fees revenue was 8.9%, excluding core commissions and fees revenue recognized in 2006 from new acquisitions. The majority of the internally generated growth in the 2006 core commissions and fees revenue was primarily related to increasing insurance premium rates in our condominium program at FIU profit center that occurred as a result of the 2005 and 2004 hurricane seasons as well as strong growth in the public entity business and the Proctor Financial operation.

Income before income taxes in 2006 increased $10.2 million to $48.6 million, a 26.5% increase over 2005, of which the majority related to the revenues derived from acquisitions completed in 2006 and the increased earnings at FIU. Additionally, in 2006 a total of $5.8 million was paid to State of Florida regulatory authorities and other parties, which concluded the State of Florida's investigation of compensation paid to us (See Note 13). Of the $5.8 million, $3.0 million was allocated to other operating expenses in National Programs.

SERVICES DIVISION

The Services Division provides insurance-related services, including third-party claims administration ("TPA") and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services. Unlike our other segments, approximately 98.6% of the Services Division's 2007 commissions and fees revenue is generated from fees, which are not significantly affected by fluctuations in general insurance premiums.

Financial information relating to our Services Division is as follows (in thousands, except percentages):

	2007	Percent Change	2006	Percent Change	2005
REVENUES					
Commissions and fees	$35,505	9.0 %	$32,561	22.6 %	$26,565
Profit-sharing contingent commissions	—	—	—	—	—
Investment income	31	(31.1)%	45	—	—
Other (loss) income net	(144)	(100.0)%	—	(100.0)%	952
Total revenues	35,392	8.5 %	32,606	18.5 %	27,517
EXPENSES					
Employee compensation and benefits	19,416	7.0 %	18,147	16.5 %	15,582
Non-cash stock-based compensation	139	17.8 %	118	(3.3)%	122
Other operating expenses	5,467	8.0 %	5,062	16.7 %	4,339
Amortization	462	34.7 %	343	697.7 %	43
Depreciation	534	0.2 %	533	22.5 %	435
Interest	719	63.4 %	440	NMF %	4
Total expenses	26,737	8.5 %	24,643	20.1 %	20,525
Income before income taxes	$ 8,655	8.7 %	$ 7,963	13.9 %	$ 6,992
Net internal growth rate — core commissions and fees	1.9%		5.6%		9.2%
Employee compensation and benefits ratio	54.9%		55.7%		56.6%
Other operating expenses ratio	15.4%		15.5%		15.8%
Capital expenditures	$ 318		$ 588		$ 350
Total assets at December 31	$41,233		$32,554		$18,766

Total revenues in 2007 increased $2.8 million over 2006, of which approximately $2.3 million related to core commissions and fees revenue from an acquisition for which there was no comparable revenues in 2006. The Services Division's net internal growth rate for core commissions and fees revenue was 1.9% in 2007, excluding the 2006 core commissions and fees revenue from acquisitions and divested business. The positive net internal growth rates from core commissions and fees revenue primarily reflect the net new business growth from our Medicare secondary payer statute compliance-related services. The commissions and fees from our workers' compensation and public and quasi-public entity TPA business was essentially flat in 2007 compared with 2006; however, in September 2007, one of our largest clients took the majority of its claims-paying services in-house, which will result in approximately $400,000 less revenues per month through August 2008.

Income before income taxes in 2007 increased $0.7 million over 2006, primarily due to strong net new business growth in our Medicare secondary payer statute compliance-related services.

Total revenues in 2006 increased $5.1 million to $32.6 million, a 18.5% increase over 2005. Of this increase, approximately $4.5 million related to core commissions and fees revenue from acquisitions for which there were no comparable revenues in 2005. In 2006, other income was $0 compared with the 2005 other income of $1.0 million which was due to the sale of a medical TPA operation in 2004. The Services Division's net internal growth rate for core commissions and fees revenue was 5.6% in 2006, excluding the 2005 core commissions and fees revenue from acquisitions and divested business. The positive net internal growth rates from core commissions and fees revenue primarily reflect the strong net new business growth from our workers' compensation claims and public and quasi-public entity TPA businesses.

Income before income taxes in 2006 increased $1.0 million to $8.0 million, a 13.9% increase over 2005, primarily due to strong net new business growth and the acquisitions of an operation in the Medicare secondary payer statute compliance-related services.

OTHER

As discussed in Note 16 of the Notes to Consolidated Financial Statements, the "Other" column in the Segment Information table includes any income and expenses not allocated to reportable segments, and corporate-related items, including the inter-company interest expense charge to the reporting segment. During 2007 we sold all of our shares of The Rock-Tenn Company and recorded a total gain of $18.7 million.

Quarterly Operating Results

The following table sets forth our quarterly results for 2007 and 2006:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007				
Total revenues	**$258,513**	**$246,644**	**$237,284**	**$217,226**
Income before income taxes	**$ 98,102**	**$ 84,496**	**$ 75,435**	**$ 53,494**
Net income	**$ 59,727**	**$ 52,012**	**$ 46,216**	**$ 33,004**
Net income per share:				
Basic	**$ 0.43**	**$ 0.37**	**$ 0.33**	**$ 0.23**
Diluted	**$ 0.42**	**$ 0.37**	**$ 0.33**	**$ 0.23**
2006				
Total revenues	$ 230,582	$ 220,807	$ 211,965	$ 214,650
Income before income taxes	$ 81,436	$ 70,967	$ 65,565	$ 62,073
Net income	$ 50,026	$ 44,431	$ 40,270	$ 37,623
Net income per share:				
Basic	$ 0.36	$ 0.32	$ 0.29	$ 0.27
Diluted	$ 0.36	$ 0.32	$ 0.29	$ 0.27

Liquidity and Capital Resources

Our cash and cash equivalents of $38.2 million at December 31, 2007 reflected a decrease of $50.2 million from the $88.5 million balance at December 31, 2006. During 2007, $215.3 million of cash was provided from operating activities. Also during this period, $212.3 million of cash was used for acquisitions, $30.6 million was used for additions to fixed assets, $29.1 million was used for payments on long-term debt and $35.1 million was used for payment of dividends.

Our cash and cash equivalents of $88.5 million at December 31, 2006 reflected a decrease of $12.1 million from the $100.6 million balance at December 31, 2005. During 2006, $225.2 million of cash was provided from operating activities. Also during this period, $143.7 million of cash was used for acquisitions, $15.0 million was used for additions to fixed assets, $87.4 million was used for payments on long-term debt and $29.3 million was used for payment of dividends.

Our cash and cash equivalents of $100.6 million at December 31, 2005 reflected a decrease of $87.5 million from the $188.1 million balance at December 31, 2004. During 2005, $215.1 million of cash was provided from operating activities. Also during this period, $262.2 million of cash was used for acquisitions, $13.4 million was used for additions to fixed assets, $16.1 million was used for payments on long-term debt and $23.6 million was used for payment of dividends.

Our ratio of current assets to current liabilities (the "current ratio") was 1.06 and 1.10 at December 31, 2007 and 2006, respectively.

As of December 31, 2007, our contractual cash obligations were as follows:

CONTRACTUAL CASH OBLIGATIONS

(in thousands)	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt	$239,147	$ 11,443	$ 2,645	$100,059	$125,000
Capital lease obligations	79	76	3	—	—
Other long-term liabilities	13,635	11,229	320	428	1,658
Operating leases	95,055	24,553	38,242	19,298	12,962
Interest obligations	73,214	13,123	26,156	18,936	14,999
Unrecognized tax benefits	507	—	507	—	—
Maximum future acquisition contingency payments	226,206	120,985	68,332	36,889	—
Total contractual cash obligations	$647,843	$181,409	$136,205	$175,610	$154,619

In July 2004, we completed a private placement of $200.0 million of unsecured senior notes (the "Notes"). The $200.0 million is divided into two series: Series A, for $100.0 million due in 2011 and bearing interest at 5.57% per year; and Series B, for $100.0 million due in 2014 and bearing interest at 6.08% per year. The closing on the Series B Notes occurred on July 15, 2004. The closing on the Series A Notes occurred on September 15, 2004. We have used the proceeds from the Notes for general corporate purposes, including acquisitions and repayment of existing debt. As of December 31, 2007 and 2006 there was an outstanding balance of $200.0 million on the Notes.

On December 22, 2006, we entered into a Master Shelf and Note Purchase Agreement (the "Master Agreement") with a national insurance company (the "Purchaser"). The Purchaser purchased Notes issued by the company in 2004. The Master Agreement provides for a $200.0 million private uncommitted shelf facility for the issuance of senior unsecured notes over a three-year period, with interest rates that may be fixed or floating and with such maturity dates, not to exceed ten (10) years, as the parties may determine. The Master Agreement includes various covenants, limitations and events of default currently customary for similar facilities for similar borrowers. The initial issuance of notes under the Master Facility occurred on December 22, 2006, through the issuance of $25.0 million in Series C Senior Notes due December 22, 2016, with a fixed interest rate of 5.66% per annum. On February 1, 2008 we issued $25 million in Series D Senior Notes due January 15, 2015 with a fixed interest rate of 5.37% per annum.

Also on December 22, 2006, we entered into a Second Amendment to Amended and Restated Revolving and Term Loan Agreement (the "Second Term Amendment") and a Third Amendment to Revolving Loan Agreement (the "Third Revolving Amendment") with a national banking institution, amending the existing Amended and Restated Revolving and Term Loan Agreement dated January 3, 2001 (the "Term Agreement") and the existing Revolving Loan Agreement dated September 29, 2003, as amended (the "Revolving Agreement"), respectively. The amendments provide covenant exceptions for the Notes issued or to be issued under the Master Agreement, and relaxed or deleted certain other covenants. In the case of the Third Amendment to Revolving Loan Agreement, the lending commitment was reduced from $75.0 million to $20.0 million, the maturity date was extended from September 30, 2008 to December 20, 2011, and the applicable margins for advances and the availability fee were reduced. Based on the Company's funded debt to EBITDA ratio, the applicable margin for Eurodollar advances changed from a range of LIBOR plus 0.625% to 1.625% to a range of LIBOR plus 0.450% to 0.875%. The applicable margin for base rate advances changed from a range of LIBOR plus 0.00% to 0.125% to the Prime Rate less 1.000%. The availability fee changed from a range of 0.175% to 0.250% to a range of 0.100% to 0.200%. The 90-day LIBOR was 4.70% and 5.36% as of December 31, 2007 and 2006, respectively. The prime rate was 7.25% and 8.25% as of December 31, 2007 and 2006, respectively. There were no borrowings against this facility at December 31, 2007 or 2006.

In January 2001, we entered into a $90.0 million unsecured seven-year term loan agreement with a national banking institution, bearing an interest rate based upon the 30-, 60- or 90-day LIBOR plus 0.50% to 1.00%, depending upon Brown & Brown's quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization and non-cash stock grant compensation. The 90-day LIBOR was 4.70% and 5.36% as of December 31, 2007 and 2006, respectively. The loan was fully funded on January 3, 2001 and was to be repaid in equal quarterly installments of $3,200,000 through December 2007. As of December 31, 2007 the outstanding balance had been paid in full.

All four of these credit agreements require that we maintain certain financial ratios and comply with certain other covenants. We were in compliance with all such covenants as of December 31, 2007 and 2006.

Neither we nor our subsidiaries has ever incurred off-balance sheet obligations through the use of, or investment in, off-balance sheet derivative financial instruments or structured finance or special purpose entities organized as corporations, partnerships or limited liability companies or trusts.

We believe that our existing cash, cash equivalents, short-term investment portfolio and funds generated from operations, together with our Master Agreement and the Revolving Agreement described above, will be sufficient to satisfy our normal liquidity needs through at least the end of 2008. Additionally, we believe that funds generated from future operations will be sufficient to satisfy our normal liquidity needs, including the required annual principal payments on our long-term debt.

Historically, much of our cash has been used for acquisitions. If additional acquisition opportunities should become available that exceed our current cash flow, we believe that given our relatively low debt-to-total capitalization ratio, we would have the ability to raise additional capital through either the private or public debt markets.

In December 2001, a universal "shelf" registration statement that we filed with the Securities and Exchange Commission (SEC) covering the public offering and sale, from time to time, of an aggregate of up to $250 million of debt and/or equity securities, was declared effective. The net proceeds from the sale of such securities could be used to fund acquisitions and for general corporate purposes, including capital expenditures, and to meet working capital needs. A common stock follow-on offering of 5,000,000 shares in March 2002 was made pursuant to this "shelf" registration statement. As of December 31, 2007, approximately $90.0 million of the universal "shelf" registration remains available. If we needed to publicly raise additional funds, we may need to register additional securities with the SEC.

Consolidated Statements of Income

(in thousands, except per share data)	Year Ended December 31, 2007	2006	2005
REVENUES			
Commissions and fees	$914,650	$864,663	$775,543
Investment income	30,494	11,479	6,578
Other income, net	14,523	1,862	3,686
Total revenues	959,667	878,004	785,807
EXPENSES			
Employee compensation and benefits	444,101	404,891	374,943
Non-cash stock-based compensation	5,667	5,416	3,337
Other operating expenses	131,371	126,492	105,622
Amortization	40,436	36,498	33,245
Depreciation	12,763	11,309	10,061
Interest	13,802	13,357	14,469
Total expenses	648,140	597,963	541,677
Income before income taxes	311,527	280,041	244,130
Income taxes	120,568	107,691	93,579
Net income	$190,959	$172,350	$150,551
Net income per share:			
Basic	$ 1.36	$ 1.23	$ 1.09
Diluted	$ 1.35	$ 1.22	$ 1.08
Weighted average number of shares outstanding:			
Basic	140,476	139,634	138,563
Diluted	141,257	141,020	139,776
Dividends declared per share	$ 0.25	$ 0.21	$ 0.17

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except per share data)	At December 31, 2007	2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 38,234	$ 88,490
Restricted cash and investments	254,404	242,187
Short-term investments	2,892	2,909
Premiums, commissions and fees receivable	240,680	282,440
Deferred income taxes	17,208	—
Other current assets	33,964	32,180
Total current assets	587,382	648,206
Fixed assets, net	62,327	44,170
Goodwill	846,433	684,521
Amortizable intangible assets, net	443,224	396,069
Investments	355	15,826
Other assets	20,938	19,160
Total assets	$1,960,659	$1,807,952
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Premiums payable to insurance companies	$ 394,034	$ 435,449
Premium deposits and credits due customers	41,211	33,273
Accounts payable	18,760	17,854
Accrued expenses	90,599	86,009
Current portion of long-term debt	11,519	18,082
Total current liabilities	556,123	590,667
Long-term debt	227,707	226,252
Deferred income taxes, net	65,736	49,721
Other liabilities	13,635	11,967
Commitments and contingencies (Note 13)		
Shareholders' Equity:		
Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 140,673 at 2007 and 140,016 at 2006	14,067	14,002
Additional paid-in capital	231,888	210,543
Retained earnings	851,490	695,656
Accumulated other comprehensive income, net of related income tax effect of $8 at 2007 and $5,359 at 2006	13	9,144
Total shareholders' equity	1,097,458	929,345
Total liabilities and shareholders' equity	$1,960,659	$1,807,952

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands, except per share data)	Common Stock Shares Outstanding	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2005	138,318	$ 13,832	$ 180,364	$ 425,662	$ 4,467	$ 624,325
Net income				150,551		150,551
Net unrealized holding loss on available-for-sale securities					(512)	(512)
Net gain on cash-flow hedging derivative					491	491
Comprehensive income						150,530
Common stock issued for employee stock benefit plans	1,057	105	12,769			12,874
Common stock issued to directors	8	1	180			181
Cash dividends paid ($0.17 per share)				(23,566)		(23,566)
Balance at December 31, 2005	139,383	13,938	193,313	552,647	4,446	764,344
Net income				172,350		172,350
Net unrealized holding gain on available-for-sale securities					4,697	4,697
Net gain on cash-flow hedging derivative					1	1
Comprehensive income						177,048
Common stock issued for employee stock benefit plans	624	62	16,372			16,434
Income tax benefit from exercise of stock options			604			604
Common stock issued to directors	9	2	254			256
Cash dividends paid ($0.21 per share)				(29,341)		(29,341)
Balance at December 31, 2006	140,016	14,002	210,543	695,656	9,144	929,345
Net income				**190,959**		**190,959**
Net unrealized holding gain on available-for-sale securities less amounts realized from sales in the current year					**(9,093)**	**(9,093)**
Net loss on cash-flow hedging derivative					**(38)**	**(38)**
Comprehensive income						**181,828**
Common stock issued for employee stock benefit plans	**647**	**64**	**16,495**			**16,559**
Income tax benefit from exercise of stock options			**4,564**			**4,564**
Common stock issued to directors	**10**	**1**	**286**			**287**
Cash dividends paid ($0.25 per share)				**(35,125)**		**(35,125)**
Balance at December 31, 2007	**140,673**	**$14,067**	**$231,888**	**$851,490**	**$ 13**	**$1,097,458**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31, 2007	2006	2005
Cash flows from operating activities:			
Net income	$ 190,959	$ 172,350	$ 150,551
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	40,436	36,498	33,245
Depreciation	12,763	11,309	10,061
Non-cash stock-based compensation	5,667	5,416	3,337
Deferred income taxes	325	11,480	10,642
Net gain on sales of investments, fixed assets and customer accounts	(30,944)	(781)	(2,478)
Changes in operating assets and liabilities, net of effect from acquisitions and divestitures:			
Restricted cash and investments (increase)	(12,217)	(12,315)	(82,389)
Premiums, commissions and fees receivable decrease (increase)	45,059	(23,564)	(84,058)
Other assets decrease (increase)	6,357	(6,301)	1,072
Premiums payable to insurance companies (decrease) increase	(53,119)	27,314	153,032
Premium deposits and credits due customers increase (decrease)	6,723	(754)	1,754
Accounts payable increase (decrease)	533	(3,561)	4,377
Accrued expenses increase	2,913	8,441	14,854
Other liabilities (decrease) increase	(115)	(318)	1,088
Net cash provided by operating activities	215,340	225,214	215,088
Cash flows from investing activities:			
Additions to fixed assets	(30,643)	(14,979)	(13,426)
Payments for businesses acquired, net of cash acquired	(212,303)	(143,737)	(262,181)
Proceeds from sales of fixed assets and customer accounts	6,713	1,399	2,362
Purchases of investments	(2,695)	(211)	(299)
Proceeds from sales of investments	21,715	119	896
Net cash used in investing activities	(217,213)	(157,409)	(272,648)
Cash flows from financing activities:			
Proceeds from long-term debt	—	25,000	—
Payments on long-term debt	(29,142)	(87,432)	(16,117)
Borrowings on revolving credit facility	26,320	40,000	50,000
Payments on revolving credit facility	(26,320)	(40,000)	(50,000)
Income tax benefit from exercise of stock options	4,564	604	—
Issuances of common stock for employee stock benefit plans	11,320	11,274	9,717
Cash dividends paid	(35,125)	(29,341)	(23,566)
Net cash (used in) provided by financing activities	(48,383)	(79,895)	(29,966)
Net (decrease) increase in cash and cash equivalents	(50,256)	(12,090)	(87,526)
Cash and cash equivalents at beginning of year	88,490	100,580	188,106
Cash and cash equivalents at end of year	$ 38,234	$ 88,490	$ 100,580

See accompanying notes to consolidated financial statements.

NOTE 1 Summary of Significant Accounting Policies

NATURE OF OPERATIONS

Brown & Brown, Inc., a Florida corporation, and its subsidiaries (collectively, "Brown & Brown" or the "Company") is a diversified insurance agency, wholesale brokerage, insurance programs and services organization that markets and sells to its customers insurance products and services, primarily in the property and casualty area. Brown & Brown's business is divided into four reportable segments: the Retail Division, which provides a broad range of insurance products and services to commercial, public entity, professional and individual customers; the Wholesale Brokerage Division, which markets and sells excess and surplus commercial insurance and reinsurance, primarily through independent agents and brokers; the National Programs Division, which is comprised of two units — Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designated for specific industries, trade groups, governmental entities and market niches; and the Services Division, which provides insurance-related services, including third-party claims administration and comprehensive medical utilization management services in both the workers' compensation and all-lines liability arenas, as well as Medicare set-aside services.

PRINCIPLES OF CONSOLIDATION

The accompanying Consolidated Financial Statements include the accounts of Brown & Brown, Inc. and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in the Consolidated Financial Statements.

REVENUE RECOGNITION

Commission revenue is recognized as of the effective date of the insurance policy or the date on which the policy premium is billed to the customer, whichever is later. At that date, the earnings process has been completed and Brown & Brown can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. The reserve for policy cancellations is based upon historical cancellation experience adjusted by known circumstances. The policy cancellation reserve was $8,339,000 and $7,432,000 at December 31, 2007 and 2006, respectively, and is periodically evaluated and adjusted as necessary. Subsequent commission adjustments are recognized upon notification from the insurance companies. Commission revenues are reported net of commissions paid to sub-brokers or co-brokers. Profit-sharing contingent commissions from insurance companies are recognized when determinable, which is when such commissions are received, or when officially notified. Fee income is recognized as services are rendered.

USE OF ESTIMATES

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents principally consist of demand deposits with financial institutions and highly liquid investments having maturities of three months or less when purchased.

RESTRICTED CASH AND INVESTMENTS, AND PREMIUMS, COMMISSIONS AND FEES RECEIVABLE

In its capacity as an insurance agent or broker, Brown & Brown typically collects premiums from insureds and, after deducting its authorized commissions, remits the net premiums to the appropriate insurance companies. Accordingly, as reported in the Consolidated Balance Sheets, "premiums" are receivable from insureds. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by Brown & Brown. Brown & Brown invests these unremitted funds only in cash, money market accounts, tax-free variable-rate demand bonds and commercial paper held for a short term, and reports such amounts as restricted cash on the Consolidated Balance Sheets. In certain states where Brown & Brown operates, the use and investment alternatives for these funds are regulated by various state agencies. The interest income earned on these unremitted funds is reported as investment income in the Consolidated Statements of Income.

In other circumstances, the insurance companies collect the premiums directly from the insureds and remit the applicable commissions to Brown & Brown. Accordingly, as reported in the Consolidated Balance Sheets, "commissions" are receivable from insurance companies. "Fees" are primarily receivables due from customers.

INVESTMENTS

Marketable equity securities held by Brown & Brown have been classified as "available-for-sale" and are reported at estimated fair value, with the accumulated other comprehensive income (unrealized gains and losses), net of related income tax effect, reported as a separate component of shareholders' equity. Realized gains and losses and declines in value below cost that are judged to be other-than-temporary on available-for-sale securities are reflected in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income in the Consolidated Statements of Income.

As of December 31, 2006, Brown & Brown's marketable equity securities principally represented a long-term investment of 559,970 shares of common stock in Rock-Tenn Company. Brown & Brown's Chief Executive Officer serves on the board of directors of Rock-Tenn Company. During 2007, Brown & Brown sold its investment in Rock Tenn for an $18,664,000 million gain in excess of our original cost basis. As of December 31, 2007, Brown & Brown's remaining marketable equity securities were valued at less than $50,000.

Non-marketable equity securities and certificates of deposit having maturities of more than three months when purchased are reported at cost and are adjusted for other-than-temporary market value declines.

Net unrealized holding gains on available-for-sale securities included in accumulated other comprehensive income reported in shareholders' equity were $13,000 at December 31, 2007 and $9,106,000 at December 31, 2006, net of deferred income taxes of $8,000 and $5,337,000, respectively.

FIXED ASSETS

Fixed assets including leasehold improvements are carried at cost, less accumulated depreciation and amortization. Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are expensed to operations as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in other income. Depreciation has been determined using the straight-line method over the estimated useful lives of the related assets, which range from three to 15 years. Leasehold improvements are amortized on the straight-line method over the term of the related lease.

GOODWILL AND AMORTIZABLE INTANGIBLE ASSETS

The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and amortizable intangible assets is assigned to goodwill. While goodwill is not amortizable, it is now subject to at least an annual assessment for impairment by applying a fair-value based test. Amortizable intangible assets are amortized over their economic lives and are subject to lower-of-cost-or-market impairment testing. The Company compares the fair value of each reporting unit with its carrying amount to determine if there is potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of revenues and earnings before interest, income taxes, depreciation and amortization ("EBITDA"). Brown & Brown completed its most recent annual assessment as of November 30, 2007 and identified no impairment as a result of the evaluation.

Amortizable intangible assets are stated at cost, less accumulated amortization, and consist of purchased customer accounts and noncompete agreements. Purchased customer accounts and noncompete agreements are being amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 15 years. Purchased customer accounts primarily consist of records and files that contain information about insurance policies and the related insured parties that are essential to policy renewals.

The carrying value of intangibles attributable to each division comprising Brown & Brown is periodically reviewed by management to determine if the facts and circumstances suggest that they may be impaired. In the insurance agency and wholesale brokerage industry, it is common for agencies or customer accounts to be acquired at a price determined as a multiple of either their corresponding revenues or EBITDA. Accordingly, Brown & Brown assesses the carrying value of its intangible assets by comparison of a reasonable multiple applied to either corresponding revenues or EBITDA, as well as considering the estimated future cash flows generated by the corresponding division. Any impairment identified through this assessment may require that the carrying value of related intangible assets be adjusted; however, no impairments have been recorded for the years ended December 31, 2007 and 2006.

DERIVATIVES

Until December 2007, Brown & Brown utilized a derivative financial instrument to reduce interest rate risk. Brown & Brown does not hold or issue derivative financial instruments for trading purposes. In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which was subsequently amended by SFAS Nos. 137, 138 and 149. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. These standards require that an entity recognize all derivatives as either assets or liabilities in its balance sheet and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative, and the resulting effect on the consolidated financial statements, will depend on the derivative's hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows as compared to changes in the fair value of the liability being hedged. As of December 31, 2007, the interest rate exchange, or "swap", agreement expired in conjunction with the final payment of the related term loan agreement.

INCOME TAXES

Brown & Brown records income tax expense using the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and the income tax bases of Brown & Brown's assets and liabilities.

Brown & Brown files a consolidated federal income tax return and has elected to file consolidated returns in certain states. Deferred income taxes are provided for in the Consolidated Financial Statements and relate principally to expenses charged to income for financial reporting purposes in one period and deducted for income tax purposes in other periods.

NET INCOME PER SHARE

Basic net income per share for a given period is computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the period. Basic net income per share excludes dilution. Diluted net income per share reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted to common stock.

The following table sets forth the computation of basic net income per share and diluted net income per share:

	Year Ended December 31,		
(in thousands, except per share data)	2007	2006	2005
Net income	$190,959	$172,350	$150,551
Weighted average number of common shares outstanding	140,476	139,634	138,563
Dilutive effect of stock options using the treasury stock method	781	1,386	1,213
Weighted average number of shares outstanding	141,257	141,020	139,776
Net income per share:			
Basic	$ 1.36	$ 1.23	$ 1.09
Diluted	$ 1.35	$ 1.22	$ 1.08

All share and per share amounts in the consolidated financial statements have been restated to give effect to the two-for-one common stock split effected by Brown & Brown on November 28, 2005. The stock split was effected as a stock dividend.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of Brown & Brown's financial assets and liabilities, including cash and cash equivalents, restricted cash and investments, investments, premiums, commissions and fees receivable, premiums payable to insurance companies, premium deposits and credits due customers and accounts payable, at December 31, 2007 and 2006, approximate fair value because of the short-term maturity of these instruments. The carrying amount of Brown & Brown's long-term debt approximates fair value at December 31, 2007 and 2006 since the related coupon rate approximates the current market rate. Brown & Brown's one interest rate swap agreement is reported at its fair value as of December 31, 2006. As of December 31, 2007, this interest rate swap agreement expired at the time the related term loan agreement was paid off.

NEW ACCOUNTING PRONOUNCEMENT

Accounting for Uncertainty in Income Taxes — In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An interpretation of FASB Statement 109 ("FIN 48"). FIN 48 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. Effective January 1, 2007, the Company adopted the provisions of FIN 48 and there was no significant effect on the financial statements.

As of January 1, 2007, the Company provided a liability in the amount of $591,022 of unrecognized tax benefits related to various federal and state income tax matters. Of this amount, $591,022 would impact the Company's effective tax rate if recognized. The Company does not expect that the amounts of unrecognized tax benefits will change significantly within the next 12 months.

The Company is no longer subject to US Federal Income Tax examination by tax authorities for the years before 2004. The Company and its subsidiaries' state income tax returns are open to audit under the statute of limitations for the years ended December 31, 2002 through 2006. During the fourth quarter of 2007, the Internal Revenue Service ("IRS") completed the examination of the Company's US Federal Income Tax Return for 2004, 2005 and 2006. In addition, in the fourth quarter, the Department of Revenue for the State of Florida completed an examination of for the tax years ended December 31, 2003 through 2005.

The Company recognizes accrued interest and penalties related to uncertain tax positions in federal and state income tax expense. During 2007, the Company accrued and paid $1,386,000 of interest and penalties related to the settlement of the Company's 2004, 2005 and 2006 federal income tax audit. This amount includes $65,600 in interest and penalties related to the adoption of FIN 48 in the first quarter of 2007.

Fair Value Measurements — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 establishes a framework for the measurement of assets and liabilities that uses fair value and expands disclosures about fair value measurements. SFAS 157 will apply whenever another GAAP standard requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and for all interim periods within those fiscal years. Accordingly, the Company will be required to adopt SFAS 157 in the first quarter of 2008. The Company is currently evaluating the impact that the adoption of SFAS 157 will have, if any, on its consolidated financial statements and notes thereto.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact this standard may have on its financial position and results of operations.

Business Combinations — In December 2007, the FASB issued SFAS No. 141(R), Business Combinations ("SFAS 141R"). SFAS 141R requires that upon initially obtaining control, an acquirer will recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target. Additionally, contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration. Transaction costs will be expensed as incurred. SFAS 141R also modifies the recognition for preacquisition contingencies, such as environmental or legal issues, restructuring plans and acquired research and development value in purchase accounting. SFAS 141R amends SFAS No. 109, Accounting for Income Taxes, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination, either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Adoption is prospective and early adoption is not permitted. The Company expects to adopt SFAS 141R on January 1, 2009 and is currently assessing the potential impact that the adoption could have on the Company's financial statements.

Noncontrolling Interests in Consolidated Financial Statements — In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements ("SFAS 160"), an amendment of Accounting Research Bulletin ("ARB")

No. 51 ("ARB 51"). SFAS 160 clarifies the classification of noncontrolling interests in consolidated statements of financial position and the accounting for, and reporting of, transactions between the reporting entity and holders of such noncontrolling interests. Under SFAS 160, noncontrolling interests are considered equity and should be reported as an element of consolidated equity. Net income will encompass the total income of all consolidated subsidiaries and there will be separate disclosure on the face of the income statement of the attribution of that income between the controlling and noncontrolling interests; increases and decreases in the noncontrolling ownership interest amount will be accounted for as equity transactions. SFAS 160 is effective for the first annual reporting period beginning on or after December 15, 2008, and earlier application is prohibited. SFAS 160 is required to be adopted prospectively, except for reclassify noncontrolling interests to equity, separate from the parent's shareholders' equity, in the consolidated statement of financial position and recasting consolidated net income (loss) to include net income (loss) attributable to both the controlling and noncontrolling interests, both of which are required to be adopted retrospectively. Since all of our subsidiaries are 100% owned, we do not expect the adoption of SFAS 160 will have a significant impact to our financial statements.

Stock-Based Compensation — The Company grants stock options and non-vested stock awards (previously referred to as "restricted stock") to its employees, officers and directors. Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share-Based Payment ("SFAS 123R"), for its stock-based compensation plans. Among other things, SFAS 123R requires that compensation expense for all share-based awards be recognized in the financial statements based upon the grant-date fair value of those awards over the vesting period.

Prior to January 1, 2006, the Company accounted for stock-based compensation using the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations, and disclosure requirements established by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transitions and Disclosures ("SFAS 148").

Under APB No. 25, no compensation expense was recognized for either stock options issued under the Company's stock compensation plans or for stock purchased under the Company's 1990 Employee Stock Purchase Plan ("ESPP"). The pro forma effects on net income and earnings per share for stock options and ESPP stock purchases were instead disclosed in a footnote to the financial statements. Compensation expense was previously recognized for awards of non-vested stock, based upon the market value of the common stock on the date of award, on a straight-line basis over the requisite service period with the effect of forfeitures recognized as they occurred.

The following table represents the pro forma information for the years ended December 31, 2005 (as previously disclosed) under the Company's stock compensation plans had the compensation cost for the stock options and common stock purchased under the ESPP been determined based on the fair value at the grant-date consistent with the method prescribed by SFAS No. 123R:

(in thousands, except per share data)	Year Ended December 31, 2005
Net income as reported	$150,551
Total stock-based employee compensation cost included in the determination of net income, net of related income tax effects	2,061
Total stock-based employee compensation cost determined under fair value method for all awards, net of related income tax effects	(5,069)
Pro forma net income	$147,543
Net income per share:	
Basic, as reported	$ 1.09
Basic, pro forma	$ 1.06
Diluted, as reported	$ 1.08
Diluted, pro forma	$ 1.06

The Company has adopted SFAS 123R using the modified-prospective transition method. Under this transition method, compensation cost recognized for the years ended December 31, 2007 and 2006 includes:

- Compensation cost for all share-based awards (expected to vest) granted prior to, but not yet vested as of, January 1, 2006, based upon grant-date fair value estimated in accordance with the original provisions of SFAS 123; and
- Compensation cost for all share-based awards (expected to vest) granted during the years ended December 31, 2007 and 2006, based upon grant-date fair value estimated in accordance with the provisions of SFAS 123R.

Results for prior periods have not been restated.

Upon adoption of SFAS 123R, the Company continued to use the Black-Scholes valuation model for valuing all stock options and shares purchased under the ESPP. Compensation for non-vested stock awards is measured at fair value on the grant-date based upon the number of shares expected to vest. Compensation cost for all awards will be recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period. The cumulative effect of changing from recognizing compensation expense for non-vested stock awards as forfeitures occurred to recognizing compensation expense for non-vested awards net of estimated forfeitures was not material.

The adoption of SFAS 123R had the following effect on the Company for the years ended December 31, 2007 and 2006:

	Year Ended December 31,	
(in thousands)	**2007**	2006
Non-cash stock-based compensation	**$17**	$(564)
Increase (decrease) in:		
Provisions for income taxes	**$ 7**	$(217)
Net income	**$10**	$(347)
Basic earnings per share	**$—**	$ —
Diluted earnings per share	**$—**	$ —
Deferred tax liability (asset)	**$ 7**	$(217)

In addition, prior to the adoption of SFAS 123R, the Company presented tax benefits resulting from the exercise of stock options as operating cash flows in the statement of cash flows. SFAS 123R requires that tax benefits associated with share-based payments be classified under financing activities in the statement of cash flows. This change in presentation in the accompanying Consolidated Statement of Cash Flows has reduced net operating cash flows and increased net financing cash flows by $4,564,000 and $604,000 for the years ended December 31, 2007 and 2006, respectively.

See Note 11 for additional information regarding the Company's stock-based compensation plans and the assumptions used to calculate the fair value of stock-based awards.

NOTE 2 Business Combinations

ACQUISITIONS IN 2007

During 2007, Brown & Brown acquired the assets and assumed certain liabilities of 38 insurance intermediaries, the stock of three insurance intermediaries and several books of business (customer accounts). The aggregate purchase price of these acquisitions was $241,437,000, including $207,934,000 of net cash payments, the issuance of $13,001,000 in notes payable and the assumption of $20,502,000 of liabilities. Substantially all of these acquisitions were acquired primarily to expand Brown & Brown's core businesses and to attract and obtain the services of quality individuals. Acquisition purchase prices are typically based on a multiple of average annual operating profits earned over a one- to three-year period within a minimum and maximum price range. The initial asset allocation of an acquisition is based on the minimum purchase price, and any subsequent earn-out payment is allocated to intangible assets. Acquisitions are initially recorded at preliminary fair values. Subsequently, the Company completes the final fair value allocations and any adjustments to assets or liabilities acquired are recorded in the current period.

All of these acquisitions have been accounted for as business combinations and are as follows:

(in thousands) Name	Business Segment	2007 Date of Acquisition	Net Cash Paid	Notes Payable	Recorded Purchase Price
ALCOS, Inc	Retail	March 1	$ 30,916	$ 3,563	$ 34,479
Grinspec, Inc.	Retail	April 1	31,952	—	31,952
Sobel Affilates Inc.	Retail	April 1	33,057	—	33,057
The Combined Group, Inc, et al	Wholesale Brokerage	August 1	24,059	—	24,059
Evergreen Re, Incorporated	Wholesale Brokerage	December 1	11,021	2,000	13,021
Other	Various	Various	76,929	7,438	84,367
Total			$207,934	$13,001	$220,935

The following table summarizes the estimated fair values of the aggregate assets and liabilities acquired as of the date of each acquisition:

(in thousands)	ALCOS	Grinspec	Sobel	Combined	Evergreen	Other	Total
Fiduciary cash	$ 627	$ —	$ —	$ 2,686	$ —	$ 716	$ 4,029
Other current assets	1,224	669	286	—	—	1,310	3,489
Fixed assets	720	—	50	212	40	649	1,671
Goodwill	26,873	19,248	19,663	12,730	8,456	56,336	143,306
Purchased customer accounts	10,046	12,498	13,129	11,051	4,494	36,882	88,100
Noncompete agreements	130	—	31	66	31	459	717
Other Assets	115	—	—	—	—	10	125
Total assets acquired	39,735	32,415	33,159	26,745	13,021	96,362	241,437
Other current liabilities	(2,173)	(463)	(102)	(1,383)	—	(11,246)	(15,367)
Deferred income taxes	(3,083)	—	—	—	—	(749)	(3,832)
Other liabilities	—	—	—	(1,303)	—	—	(1,303)
Total liabilities assumed	(5,256)	(463)	(102)	(2,686)	—	(11,995)	(20,502)
Net assets acquired	$34,479	$31,952	$33,057	$24,059	$13,021	$ 84,367	$220,935

The weighted average useful lives for the above acquired amortizable intangible assets are as follows: purchased customer accounts, 15.0 years; and noncompete agreements, 4.8 years.

Goodwill of $143,306,000, of which $113,462,000 is expected to be deductible for income tax purposes, was assigned to the Retail, Wholesale Brokerage, National Programs and Service Divisions in the amounts of $116,566,000, $25,810,000, $483,000 and $447,000, respectively.

The results of operations for the acquisitions completed during 2007 have been combined with those of the Company since their respective acquisitions dates. If the acquisitions had occurred as of January 1, the Company's results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods:

(in thousands, except per share data)	Year Ended December 31, 2007	2006
(UNAUDITED)		
Total revenues	$1,017,711	$991,673
Income before income taxes	$ 330,525	$315,223
Net income	$ 202,605	$194,001
Net income per share:		
Basic	$ 1.44	$ 1.39
Diluted	$ 1.43	$ 1.38
Weighted average number of shares outstanding:		
Basic	140,476	139,634
Diluted	141,257	141,020

Additional consideration paid to sellers as a result of purchase price "earn-out" provisions are recorded as adjustments to intangible assets when the contingencies are settled. The net additional consideration paid by the Company in 2007 as a result of these adjustments totaled $18,995,000, of which $18,947,000 was allocated to goodwill and $48,000 to noncompete agreements. Of the $18,995,000 net additional consideration paid, $8,397,000 was paid in cash, $10,896,000 was issued in notes payable and $298,000 of net liabilities was forgiven. As of December 31, 2007, the maximum future contingency payments related to acquisitions totaled $226,206,000.

ACQUISITIONS IN 2006

During 2006, Brown & Brown acquired the assets and assumed certain liabilities of 32 entities. The aggregate purchase price of these acquisitions was $155,869,000, including $138,695,000 of net cash payments, the issuance of $3,696,000 in notes payable and the assumption of $13,478,000 of liabilities. Substantially all of these acquisitions were acquired primarily to expand Brown & Brown's core businesses and to attract and obtain the services of quality individuals. Acquisition purchase prices are based primarily on a multiple of average annual operating profits earned over a one- to three-year period within a minimum and maximum price range. The initial asset allocation of an acquisition is based on the minimum purchase price, and any subsequent earn-out payment is allocated to goodwill.

All of these acquisitions have been accounted for as business combinations and are as follows:

(in thousands) Name	Business Segment	2006 Date of Acquisition	Net Cash Paid	Notes Payable	Recorded Purchase Price
Axiom Intermediaries, LLC	Wholesale Brokerage	January 1	$ 60,333	$ —	$ 60,333
Delaware Valley Underwriting Agency, Inc., et al (DVUA)	Wholesale Brokerage/National Programs	September 30	46,333	—	46,333
Other	Various	Various	32,029	3,696	35,725
Total			$138,695	$3,696	$142,391

The following table summarizes the estimated fair values of the aggregate assets and liabilities acquired as of the date of each acquisition:

(in thousands)	Axiom	DVUA	Other	Total
Fiduciary cash	$ 9,598	$ —	$ —	$ 9,598
Other current assets	445	7	567	1,019
Fixed assets	435	648	476	1,559
Purchased customer accounts	14,022	22,667	18,682	55,371
Noncompete agreements	31	52	581	664
Goodwill	45,600	24,942	17,107	87,649
Other assets	—	9	—	9
Total assets acquired	70,131	48,325	37,413	155,869
Other current liabilities	(9,798)	(1,843)	(1,496)	(13,137)
Other liabilities	—	(149)	(192)	(341)
Total liabilities assumed	(9,798)	(1,992)	(1,688)	(13,478)
Net assets acquired	$60,333	$46,333	$35,725	$142,391

The weighted average useful lives for the above acquired amortizable intangible assets are as follows: purchased customer accounts, 15.0 years; and noncompete agreements, 4.8 years.

Goodwill of $87,649,000, all of which is expected to be deductible for income tax purposes, was assigned to the Retail, Wholesale Brokerage, National Programs and Service Divisions in the amounts of $6,337,000, $67,984,000, $10,561,000 and $2,767,000, respectively.

The results of operations for the acquisitions completed during 2006 have been combined with those of the Company since their respective acquisitions dates. If the acquisitions had occurred as of January 1, the Company's results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods:

	Year Ended December 31,	
(in thousands, except per share data)	2006	2005
(UNAUDITED)		
Total revenues	$902,345	$842,698
Income before income taxes	$288,643	$263,326
Net income	$177,644	$162,389
Net income per share:		
Basic	$ 1.27	$ 1.17
Diluted	$ 1.26	$ 1.16
Weighted average number of shares outstanding:		
Basic	139,634	138,563
Diluted	141,020	139,776

Additional consideration paid to sellers as a result of purchase price "earn-out" provisions are recorded as adjustments to intangible assets when the contingencies are settled. The net additional consideration paid by the Company in 2006 as a result of these adjustments totaled $48,824,000, of which $49,221,000 was allocated to goodwill and $397,000 was a reduction of current assets. Of the $48,824,000 net additional consideration paid, $14,640,000 was paid in cash, $33,261,000 was issued in notes payable and $923,000 was assumed as net liabilities. As of December 31, 2006, the maximum future contingency payments related to acquisitions totaled $169,947,000.

NOTE 3 Goodwill

The changes in goodwill for the years ended December 31, are as follows:

(in thousands)	Retail	Wholesale Brokerage	National Programs	Service	Total
Balance as of January 1, 2006	$ 292,212	$ 137,750	$ 119,022	$ 56	$ 549,040
Goodwill of acquired businesses	38,681	72,115	23,307	2,767	136,870
Goodwill disposed of relating to sales of businesses	(1,389)	—	—	—	(1,389)
Balance as of December 31, 2006	329,504	209,865	142,329	2,823	684,521
Goodwill of acquired businesses	124,322	32,865	4,619	447	162,253
Goodwill disposed of relating to sales of businesses	(341)	—	—	—	(341)
Balance as of December 31, 2007	**$453,485**	**$242,730**	**$146,948**	**$3,270**	**$846,433**

NOTE 4 Amortizable Intangible Assets

Amortizable intangible assets at December 31 consisted of the following:

	2007				2006			
(in thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Life (years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Life (years)
Purchased customer accounts	$628,123	$(187,543)	$440,580	14.9	$541,967	$(149,764)	$392,203	14.9
Noncompete agreements	25,858	(23,214)	2,644	7.7	25,589	(21,723)	3,866	7.7
Total	$653,981	$(210,757)	$443,224		$567,556	$(171,487)	$396,069	

Amortization expense recorded for other amortizable intangible assets for the years ended December 31, 2007, 2006 and 2005 was $40,436,000, $36,498,000 and $33,245,000, respectively.

Amortization expense for other amortizable intangible assets for the years ending December 31, 2008, 2009, 2010, 2011 and 2012 is estimated to be $42,505,000, $42,037,000, $41,358,000, $39,936,000, and $39,320,000, respectively.

NOTE 5 Investments

Investments at December 31 consisted of the following:

	2007 Carrying Value		2006 Carrying Value	
(in thousands)	Current	Non-Current	Current	Non-Current
Available-for-sale marketable equity securities	$ 46	$ —	$ 240	$15,181
Non-marketable equity securities and certificates of deposit	2,846	355	2,669	645
Total investments	$2,892	$355	$2,909	$15,826

The following table summarizes available-for-sale securities at December 31:

(in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Marketable equity securities:				
2007	$ 25	$ 21	$—	$ 46
2006	$550	$14,871	$—	$15,421

The following table summarizes the proceeds and realized gains/(losses) on non-marketable equity securities and certificates of deposit for the years ended December 31:

(in thousands)	Proceeds	Gross Realized Gains	Gross Realized Losses
2007	$21,715	$18,733	$(780)
2006	$ 119	$ 25	$ —
2005	$ 896	$ 87	$ —

As of December 31, 2006, the Company's largest security investment was 559,970 common stock shares of Rock-Tenn Company, a New York Stock Exchange listed company, which the Company owned for more than 25 years. The Company's investment in Rock-Tenn Company accounted for 81% of the total value of available-for-sale marketable equity securities, non-marketable equity securities and certificates of deposit as of December 31, 2006. During 2007, the Board of Directors authorized the sale of the Company's investment in Rock-Tenn Company, and the Company realized a gain in excess of the Company's original cost basis of $18,664,000. As of December 31, 2007, Brown & Brown has no remaining shares of Rock-Tenn Company.

NOTE 6 Fixed Assets

Fixed assets at December 31 consisted of the following:

(in thousands)	2007	2006
Furniture, fixtures and equipment	$112,413	$ 90,146
Leasehold improvements	12,393	10,590
Land, buildings and improvements	491	487
Total cost	125,297	101,223
Less accumulated depreciation and amortization	(62,970)	(57,053)
Total	$ 62,327	$ 44,170

Depreciation and amortization expense amounted to $12,763,000 in 2007, $11,309,000 in 2006 and $10,061,000 in 2005.

NOTE 7 Accrued Expenses

Accrued expenses at December 31 consisted of the following:

(in thousands)	2007	2006
Accrued bonuses	$41,182	$42,426
Accrued compensation and benefits	19,702	16,213
Reserve for policy cancellations	8,339	7,432
Accrued rent and vendor expenses	8,302	7,937
Accrued interest	4,488	4,524
Other	8,586	7,477
Total	$90,599	$86,009

NOTE 8 Long-Term Debt

Long-term debt at December 31 consisted of the following:

(in thousands)	2007	2006
Unsecured Senior Notes	$225,000	$225,000
Acquisition notes payable	14,025	6,310
Revolving credit facility	—	—
Term loan agreements	—	12,857
Other notes payable	201	167
Total debt	239,226	244,334
Less current portion	(11,519)	(18,082)
Long-term debt	$227,707	$226,252

In July 2004, the Company completed a private placement of $200.0 million of unsecured senior notes (the "Notes"). The $200.0 million is divided into two series: Series A, for $100.0 million due in 2011 and bearing interest at 5.57% per year; and Series B, for $100.0 million due in 2014 and bearing interest at 6.08% per year. The closing on the Series B Notes occurred on July 15, 2004. The closing on the Series A Notes occurred on September 15, 2004. Brown & Brown has used the proceeds from the Notes for general corporate purposes, including acquisitions and repayment of existing debt. As of December 31, 2007 and 2006, there was an outstanding balance of $200.0 million on the Notes.

On December 22, 2006, the Company entered into a Master Shelf and Note Purchase Agreement (the "Master Agreement") with a national insurance company (the "Purchaser"). The Purchaser also purchased Notes issued by the Company in 2004. The Master Agreement provides for a $200.0 million private uncommitted "shelf" facility for the issuance of senior unsecured notes over a three-year period, with interest rates that may be fixed or floating and with such maturity dates, not to exceed ten (10) years, as the parties may determine. The Master Agreement includes various covenants, limitations and events of default similar to the Notes issued in 2004. The initial issuance of notes under the Master Agreement occurred on December 22, 2006, through the issuance of $25.0 million in Series C Senior Notes due December 22, 2016, with a fixed interest rate of 5.66% per annum.

Also on December 22, 2006, the Company entered into a Second Amendment to Amended and Restated Revolving and Term Loan Agreement (the "Second Term Amendment") and a Third Amendment to Revolving Loan Agreement (the "Third Revolving Amendment") with a national banking institution, amending the existing Amended and Restated Revolving and Term Loan Agreement dated January 3, 2001 (the "Term Agreement") and the existing Revolving Loan Agreement dated September 29, 2003, as amended (the "Revolving Agreement"), respectively. The amendments provided covenant exceptions for the notes issued or to be issued under the Master Agreement, and relaxed or deleted certain other covenants. In the case of the Third Revolving Amendment, the lending commitment was reduced from $75.0 million to $20.0 million, the maturity date was extended from September 30, 2008 to December 20, 2011, and the applicable margins for advances and the availability fee were reduced. Based on the Company's funded debt to EBITDA ratio, the applicable margin for Eurodollar advances changed from a range of London Interbank Offering Rate ("LIBOR") LIBOR plus 0.625% to 01.625% to a range of LIBOR plus 0.450% to 0.875%. The applicable margin for base rate advances changed from a range of LIBOR plus 0.00% to 0.125% to the Prime Rate less 1.000%. The availability fee changed from a range of 0.175% to 0.250% to a range of 0.100% to 0.200%. The 90-day LIBOR was 4.70% and 5.36% as of December 31, 2007 and 2006, respectively. The prime rate was 7.5% and 8.25% as of December 31, 2007 and 2006, respectively. There were no borrowings against this facility at December 31, 2007 or 2006.

In January 2001, Brown & Brown entered into a $90.0 million unsecured seven-year Term Agreement with a national banking institution, bearing an interest rate based upon the 30-, 60- or 90-day LIBOR plus 0.50% to 1.00%, depending upon Brown & Brown's quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization and non-cash stock grant compensation. The 90-day LIBOR was 4.70% and 5.36% as of December 31, 2007 and 2006, respectively. The loan was fully funded on January 3, 2001 and was to be repaid in equal quarterly installments of $3,200,000 through December 2007. As of December 31, 2007 the outstanding balance had been paid in full.

All four of these credit agreements require Brown & Brown to maintain certain financial ratios and comply with certain other covenants. Brown & Brown was in compliance with all such covenants as of December 31, 2007 and 2006.

To hedge the risk of increasing interest rates from January 2, 2002 through the remaining six years of its seven-year $90 million term loan, Brown & Brown entered into an interest rate swap agreement that effectively converted the floating rate LIBOR-based interest payments to fixed interest rate payments at 4.53%. This agreement did not affect the required 0.50% to 1.00% credit risk spread portion of the term loan. In accordance with SFAS No. 133, as amended, the fair value of the interest rate swap of approximately $37,000, net of related income taxes of approximately $22,000, was recorded in other assets as of December 31, 2006, with the related change in fair value reflected as other comprehensive income. Brown & Brown has designated and assessed the derivative as a highly effective cash flow hedge. As of December 31, 2007 the interest rate swap agreement expired in conjunction with the final payment on the related Term Agreement.

Acquisition notes payable represent debt incurred to former owners of certain insurance operations acquired by Brown & Brown. These notes and future contingent payments are payable in monthly, quarterly and annual installments through April 2011, including interest in the range from 0.0% to 9.0%.

Interest paid in 2007, 2006 and 2005 was $13,838,000, $14,136,000 and $13,726,000, respectively.

At December 31, 2007, maturities of long-term debt were $11,519,000 in 2008, $491,000 in 2009, $2,157,000 in 2010, $100,059,000 in 2011, $0 in 2012 and $125,000,000 in 2013 and beyond.

NOTE 9 Income Taxes

Significant components of the provision (benefit) for income taxes for the years ended December 31 are as follows:

(in thousands)	2007	2006	2005
Current:			
Federal	$105,534	$ 83,792	$72,550
State	14,709	12,419	10,387
Total current provision	120,243	96,211	82,937
Deferred:			
Federal	(168)	9,139	8,547
State	493	2,341	2,095
Total deferred provision	325	11,480	10,642
Total tax provision	$120,568	$107,691	$93,579

A reconciliation of the differences between the effective tax rate and the federal statutory tax rate for the years ended December 31 is as follows:

	2007	2006	2005
Federal statutory tax rate	35.0 %	35.0%	35.0%
State income taxes, net of federal income tax benefit	3.2	3.4	3.3
Non-deductible employee stock purchase plan expense	0.4	0.4	—
Interest exempt from taxation and dividend exclusion	(0.5)	(0.3)	(0.2)
Other, net	0.6	—	0.2
Effective tax rate	38.7 %	38.5%	38.3%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes.

Significant components of Brown & Brown's current and non-current deferred tax liabilities and assets as of December 31 are as follows:

(in thousands)	2007	2006
Current:		
Current deferred tax assets:		
Deferred contingent revenue	$17,208	$ —
Total current deferred tax assets	$17,208	$ —

(in thousands)	2007	2006
Non-current:		
Non-current deferred tax liabilities:		
Fixed assets	$ 3,783	$ 3,051
Net unrealized holding gain of available-for-sale securities	8	5,337
Prepaid insurance and pension	2,522	2,516
Net gain on cash-flow hedging derivative	—	22
Intangible assets	72,943	51,127
Total non-current deferred tax liabilities	79,256	62,053
Non current deferred tax assets:		
Deferred compensation	6,040	5,886
Accruals and reserves	6,881	6,310
Net operating loss carryforwards	829	634
Valuation allowance for deferred tax assets	(230)	(498)
Total non-current deferred tax assets	13,520	12,332
Net non-current deferred tax liability	$65,736	$49,721

Income taxes paid in 2007, 2006 and 2005 were $114,380,000, $102,761,000, and $77,143,000, respectively.

At December 31, 2007, Brown & Brown had net operating loss carryforwards of $406,000 and $21,807,000 for federal and state income tax reporting purposes, respectively, portions of which expire in the years 2008 through 2022. The federal carryforward was derived from insurance operations acquired by Brown & Brown in 2001. The state carryforward is derived from the operating results of certain subsidiaries.

We adopted the provision of Financial Standards Accounting Board Interpretation No. 48 Accounting for Uncertainty in Income Taxes ("FIN 48") an interpretation of FASB Statement No. 109 on January 1, 2007. As a result of the implementation of FIN 48, we recognized no material adjustment in the liability for unrecognized income tax benefits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for 2007 is as follows:

(in thousands)	
Unrecognized tax benefits balance at January 1, 2007	$ 591
Gross increases for tax positions of prior years	15,805
Gross decreases for tax positions of prior years	—
Settlements	(15,772)
Lapse of statute of limitations	(117)
Unrecognized tax benefits balance at December 31, 2007	$ 507

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of January 1, 2007 and December 31, 2007, we had approximately $157,000 and $128,000 of accrued interest related to uncertain tax positions, respectively.

During 2007, the IRS concluded their audit of our 2004-2006 tax years in which they disputed our method of recognizing profit-sharing contingent commissions for tax purposes. We recognize profit-sharing contingent commissions when determinable, which is when such commissions are received, however, the IRS believes that we should estimate those monies as of each December 31. We agreed to resolve this dispute for a $1.1 million payment of interest and our agreement to accrue at each December 31, for tax purposes only, a known amount of profit-sharing contingent commissions represented by the actual amount of profit-sharing contingent commissions received in the first quarter of the related year, with a true-up adjustment to the actual amount received by the end of the following March 31. Since this method for tax purposes differs from the method used for book purposes, it will result in a current deferred tax asset as of December 31 each year with that balance reversing by the following March 31 when the related profit-sharing contingent commissions are recognized for financial accounting purposes.

NOTE 10 Employee Savings Plan

Brown & Brown has an Employee Savings Plan (401(k)) under which substantially all employees with more than 30 days of service are eligible to participate. Under this plan, Brown & Brown makes matching contributions, subject to a maximum of 2.5% of each participant's salary. Further, Brown & Brown provides for a discretionary profit-sharing contribution of 1.5% of the employee's salary for all eligible employees. Brown & Brown's contributions to the plan totaled $10,699,000 in 2007, $7,585,000 in 2006 and $7,762,000 in 2005.

NOTE 11 Stock-Based Compensation

PERFORMANCE STOCK PLAN

Brown & Brown has adopted and the shareholders have approved a performance stock plan, under which up to 14,400,000 shares of Brown & Brown's stock (Performance Stock, also referred to as PSP) may be granted to key employees contingent on the employees' future years of service with Brown & Brown and other criteria established by the Compensation Committee of Brown & Brown's Board of Directors. Before participants take full title to Performance Stock, two vesting conditions must be met. Of the grants currently outstanding, specified portions will satisfy the first condition for vesting based on 20% incremental increases in the 20-trading-day average stock price of Brown & Brown's common stock from the initial grant price specified by Brown & Brown. Performance Stock that has satisfied the first vesting condition is considered to be "awarded shares." Awarded shares are included as issued and outstanding common stock shares and are included in the calculation of basic and diluted earnings per share. Dividends are paid on awarded shares and participants may exercise voting privileges on such shares. Awarded shares satisfy the second condition for vesting on the earlier of: (i) 15 years of continuous employment with Brown & Brown from the date shares are granted to the participants; (ii) attainment of age 64; or (iii) death or disability of the participant. At December 31, 2007, 6,149,820 shares had been granted under the plan at initial stock prices ranging from $1.90 to $30.55. As of December 31, 2007, 4,686,732 shares had met the first condition for vesting and had been awarded, and 574,864 shares had satisfied both conditions for vesting and had been distributed to the participants.

The Company uses a path-depended lattice model to estimate the fair value of PSP grants on the grant-date under SFAS 123R. A summary of PSP activity for the years ended December 31, 2007 and 2006 is as follows:

	Weighted-Average Grant Date Fair Value	Granted Shares	Awarded Shares	Shares Not Yet Awarded
Outstanding at January 1, 2006	$ 5.21	5,851,682	5,125,304	726,378
Granted	$18.48	262,260	868	261,392
Awarded	$11.99	—	291,035	(291,035)
Vested	$ 6.43	(28,696)	(28,696)	—
Forfeited	$ 5.93	(393,728)	(352,341)	(41,387)
Outstanding at December 31, 2006	$ 5.92	5,691,518	5,036,170	655,348
Granted	$15.74	323,495	—	323,495
Awarded	$ —	—	—	—
Vested	$ 5.33	(48,552)	(48,552)	—
Forfeited	$ 8.95	(391,505)	(300,886)	(90,619)
Outstanding at December 31, 2007	**$ 6.38**	**5,574,956**	**4,686,732**	**888,224**

The weighted average grant-date fair value of PSP grants for years ended December 31, 2007, 2006 and 2005 was $15.74, $18.48 and $14.39, respectively. The total fair market value of PSP grants that vested during each of the years ended December 31, 2007, 2006 and 2005 was $1,314,000, $862,000 and $1,581,000, respectively.

EMPLOYEE STOCK PURCHASE PLAN

The Company has a shareholder-approved Employee Stock Purchase Plan ("ESPP") with a total of 12,000,000 authorized shares and 4,536,970 available for future subscriptions. Employees of the Company who regularly work more than 20 hours per week are eligible to participate in the plan. Participants, through payroll deductions, may subscribe to purchase Company stock up to 10% of their compensation, to a maximum of $25,000, during each annual subscription period (August 1st to the following July 31st) at a cost of 85% of the lower of the stock price as of the beginning or ending of the stock subscription period.

For the plan year ended July 31, 2007, 2006 and 2005, the Company issued 490,213, 571,601 and 521,948 shares of common stock in the month of August 2007, 2006 and 2005, respectively. These shares were issued at an aggregate purchase price of $10,711,000 or $21.85 per share in 2007, $10,557,000 or $18.47 per share in 2006, and $9,208,000 or $17.64 per share in 2005.

For the five months ended December 31, 2007, 2006 and 2005 of the 2007-2008, 2006-2007 and 2005-2006 plan years, 233,427, 191,140 and 241,668 shares of common stock (from authorized but unissued shares), respectively, were subscribed to by participants for proceeds of approximately $4,664,000 $4,817,000 and $4,464,000, respectively.

INCENTIVE STOCK OPTION PLAN

On April 21, 2000, Brown & Brown adopted and the shareholders approved a qualified incentive stock option plan that provides for the granting of stock options to certain key employees for up to 4,800,000 shares of common stock. The objective of this plan is to provide additional performance incentives to grow Brown & Brown's pre-tax income in excess of 15% annually. The options are granted at the most recent trading day's closing market price, and vest over a one-to-10-year period, with a potential acceleration of the vesting period to three to six years based upon achievement of certain performance goals. All of the options expire 10 years after the grant date.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options on the grant-date under SFAS 123R, which is the same valuation technique previously used for pro forma disclosures under SFAS 123. The Company did not grant any options during the year ended December 31, 2007 and 2006, but did grant 12,000 shares during the year ended December 31, 2005. The weighted average fair value of the incentive stock options granted during 2005 estimated on the date of grant, using the Black-Scholes option-pricing model, was $8.51 per share. The fair value of these options granted was estimated on the date of grant using the following assumptions: dividend yield of 0.86%; expected volatility of 35.0%; risk-free interest rate of 4.5%; and an expected life of 6 years.

The risk-free interest rate is based upon the U.S. Treasury yield curve on the date of grant with a remaining term approximating the expected term of the option granted. The expected term of the options granted is derived from historical data; grantees are divided into two groups based upon expected exercise behavior and are considered separately for valuation purposes. The expected volatility is based upon the historical volatility of the Company's common stock over the period of time equivalent to the expected term of the options granted. The dividend yield is based upon the Company's best estimate of future dividend yield.

A summary of stock option activity for the years ended December 31, 2007, 2006 and 2005 is as follows:

Stock Options	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term *(in years)*	Aggregate Intrinsic Value *(in thousands)*
Outstanding at January 1, 2005	2,073,028	$ 10.56	6.9	$ 36,580
Granted	12,000	$ 22.06		
Exercised	(68,040)	$ 4.84		
Forfeited	—	$ —		
Expired	—	$ —		
Outstanding at December 31, 2005	2,016,988	$ 10.83	5.9	$ 35,064
Granted	—	$ —		
Exercised	(123,213)	$ 6.11		
Forfeited	(8,000)	$ 15.78		
Expired	—	$ —		
Outstanding at December 31, 2006	1,885,775	$ 11.11	4.9	$ 32,241
Granted	—	$ —		
Exercised	(632,307)	$ 8.38		
Forfeited	—	$ —		
Expired	—	$ —		
Outstanding at December 31, 2007	**1,253,468**	**$12.49**	**4.3**	**$22,679**
Ending vested and expected to vest at December 31, 2007	**1,253,468**	**$12.49**	**4.3**	**$22,679**
Exercisable at December 31, 2007	**590,776**	**$ 3.68**	**3.3**	**$ 8,757**
Exercisable at December 31, 2006	1,185,067	$ 3.29	4.2	$ 23,607
Exercisable at December 31, 2005	783,672	$ 4.88	5.2	$ 18,281

The following table summarizes information about stock options outstanding at December 31, 2007:

Options Outstanding				Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.84	382,792	2.3	$ 4.84	382,792	$ 4.84
$14.20	4,000	3.8	$14.20	4,000	$14.20
$15.78	854,676	5.2	$15.78	203,984	$15.78
$22.06	12,000	7.0	$22.06	—	—
Totals	1,253,468	4.3	$12.49	590,776	$ 8.68

The weighted average grant-date fair value of stock options granted during the year ended December 31, 2007, 2006 and 2005 was $0.00, $0.00 and $8.51, respectively. The total intrinsic value of options exercised, determined as of the date of exercise, during the years ended December 31, 2007, 2006 and 2005 was $12,675,000, $2,865,000 and $1,381,000, respectively. The total intrinsic value is calculated as the difference between the exercise price of all underlying awards and the quoted market price of the Company's stock for all in-the-money stock options at December 31, 2007, 2006 and 2005.

There were 1,545,996 option shares available for future grant under this plan as of December 31, 2007.

SUMMARY OF NON-CASH STOCK-BASED COMPENSATION EXPENSE

The non-cash stock-based compensation expense for the years ended December 31, is as follows:

(in thousands)	2007	2006	2005
Employee Stock Purchase Plan	$3,234	$3,049	$ —
Performance Stock Plan	2,016	1,874	3,337
Incentive Stock Option Plan	417	493	—
Total	$5,667	$5,416	$3,337

SUMMARY OF UNRECOGNIZED COMPENSATION EXPENSE

As of December 31, 2007, there was approximately $18.0 million of unrecognized compensation expense related to all non-vested share-based compensation arrangements granted under the Company's stock-based compensation plans. That expense is expected to be recognized over a weighted-average period of 9.1 years.

NOTE 12 Supplemental Disclosures of Cash Flow Information

Brown & Brown's significant non-cash investing and financing activities for the years ended December 31 are summarized as follows:

(in thousands)	2007	2006	2005
Unrealized holding (loss) gain on available-for-sale securities, net of tax benefit of $5,328 for 2007; net of tax effect of $2,752 for 2006; and net of tax benefit of $300 for 2005	$ (9,093)	$ 4,697	$ (512)
Net (loss) gain on cash-flow hedging derivative, net of tax benefit of $22 for 2007, net of tax benefit of $0 for 2006; and net of tax effect of $289 for 2005	$ (38)	$ 1	$ 491
Notes payable issued or assumed for purchased customer accounts	$23,897	$36,957	$42,843
Notes received on the sale of fixed assets and customer accounts	$ 9,689	$ 2,715	$ 1,855

NOTE 13 Commitments and Contingencies

OPERATING LEASES

Brown & Brown leases facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2017. The facility leases generally contain renewal options and escalation clauses based upon increases in the lessors' operating expenses and other charges. Brown & Brown anticipates that most of these leases will be renewed or replaced upon expiration. At December 31, 2007, the aggregate future minimum lease payments under all noncancelable lease agreements were as follows:

(in thousands)	
2008	$24,553
2009	21,177
2010	17,065
2011	11,624
2012	7,674
Thereafter	12,962
Total minimum future lease payments	$95,055

Rental expense in 2007, 2006 and 2005 for operating leases totaled $33,381,000, $30,338,000 and $28,926,000, respectively.

LEGAL PROCEEDINGS

Governmental Investigations Regarding Compensation Practices

As disclosed in prior years, Brown & Brown, Inc. was one of more than ten insurance intermediaries named together with a number of insurance companies as defendants in putative class action lawsuits purporting to be brought on behalf of policyholders. Brown & Brown, Inc. initially became a defendant in certain of those actions in October and December of 2004. In February 2005, the Judicial Panel on Multi-District Litigation consolidated these cases, together with other putative class action lawsuits in which Brown & Brown, Inc. was not named as a party, to a single jurisdiction, the United States District Court, District of New Jersey, for pre-trial purposes. One of the consolidated actions, *In Re: Employee-Benefits Insurance Antitrust Litigation*, concerns employee benefits insurance and the other, styled *In Re: Insurance Brokerage Antitrust Litigation*, involves other lines of insurance. These two consolidated actions are collectively referred to in this report as the "Antitrust Actions." The complaints refer to an action, since settled, that was filed against Marsh & McLennan Companies, Inc. ("Marsh & McLennan"), the largest insurance broker in the world, by the New York State Attorney General in October 2004, and allege various improprieties and unlawful acts by the various defendants in the pricing and placement of insurance, including alleged manipulation of the insurance market by, among other things: "bid rigging" and "steering" clients to particular insurers based on considerations other than the clients' interests; alleged entry into unlawful tying arrangements pursuant to which the placement of primary insurance contracts was conditioned upon commitments to place reinsurance through a particular broker; and alleged failure to disclose contingent commission and other allegedly improper compensation and fee arrangements.

On April 5, 2007, the United States District Court, District of New Jersey, dismissed all claims alleging violations of federal law against all defendants, including the Company, in each of the Antitrust Actions, but allowed the plaintiffs leave to file an amended complaint by May 22, 2007. Subsequently, on May 21, 2007, the plaintiffs in the Antitrust Actions settled with the Company in exchange for the Company's agreement to waive its claims for sanctions and to reasonably cooperate with plaintiffs in the event that they seek additional information from the Company.

Since the New York State Attorney General filed the lawsuit referenced above against Marsh & McLennan in October 2004, governmental agencies in a number of states have looked or are looking into issues related to compensation practices in the insurance industry, and the Company has received and responded to written and oral requests for information and/or subpoenas seeking information related to this topic. To date, requests for information and/or subpoenas have been received from governmental agencies such as attorneys general or departments of insurance in the following states: Arkansas (Department of Insurance), Arizona (Department of Insurance), California (Department of Insurance), Connecticut (Office of Attorney General), Florida (Office of Attorney General, Department of Financial Services, and Office of Insurance Regulation), Illinois (Office of

Attorney General), Nevada (Department of Business & Industry, Division of Insurance), New Hampshire (Department of Insurance), New Jersey (Department of Banking and Insurance), New York (Office of Attorney General), North Carolina (Department of Insurance and Department of Justice), Oklahoma (Department of Insurance), Pennsylvania (Department of Insurance), South Carolina (Department of Insurance), Texas (Department of Insurance), Vermont (Department of Banking, Insurance, Securities & Healthcare Administration), Virginia (State Corporation Commission, Bureau of Insurance, Agent Regulation & Administration Division), Washington (Office of Insurance Commissioner) and West Virginia (Office of Attorney General). Agencies in Arizona, Virginia and Washington have concluded their respective investigations of subsidiaries of Brown & Brown, Inc. based in those states with no further action as to these entities.

As previously disclosed in our public filings, on December 8, 2006, Brown & Brown reached a settlement with the Florida government agencies identified above which terminated the joint investigation of those agencies with respect to Brown & Brown, Inc. and its subsidiaries. The settlement involved no finding of wrongdoing, no fines or penalties and no prohibition of profit-sharing compensation. Pursuant to the terms of the settlement, Brown & Brown, Inc. agreed to pay $1,800,000 to the investigating agencies to be distributed to Florida governmental entity policyholders of the Company plus $1,000,000 in attorneys' fees and costs associated with the investigation. Additionally, a Brown & Brown, Inc. subsidiary, Program Management Services Inc., doing business as Public Risk Underwriters®, agreed to pay $3,000,000 to the investigating agencies for distribution to a local government self-insurance fund. The affirmative obligations imposed under the settlement include continued enhanced disclosures to Florida policyholders concerning compensation received by Brown & Brown, Inc. and its subsidiaries.

Some of the other insurance intermediaries and insurance companies that have been subject to governmental investigations and/or lawsuits arising out of these matters have chosen to settle some such matters. Such settlements have involved the payment of substantial sums, as well as agreements to change business practices, including agreeing to no longer pay or accept profit-sharing contingent commissions.

As previously disclosed in our public filings, offices of the Company are party to profit-sharing contingent commission agreements with certain insurance companies, including agreements providing for potential payment of revenue-sharing commissions by insurance companies based primarily on the overall profitability of the aggregate business written with that insurance company, and/or additional factors such as retention ratios and overall volume of business that an office or offices place with the insurance company. Additionally, to a lesser extent, some offices of the Company are party to override commission agreements with certain insurance companies, and these agreements provide for commission rates in excess of standard commission rates to be applied to specific lines of business, such as group health business, based primarily on the overall volume of such business that the office or offices in question place with the insurance company. The Company has not chosen to discontinue receiving profit-sharing contingent commissions or override commissions.

As previously disclosed, in 2005 a committee comprised of independent members of the Board of Directors of Brown & Brown, Inc. (the "Special Review Committee") determined that maintenance of a derivative suit was not in the best interests of the Company, following an investigation in response to a December 2004 demand letter from counsel purporting to represent a current shareholder of Brown & Brown, Inc. (the "Demand Letter"). The Demand Letter sought the commencement of a derivative suit by Brown & Brown, Inc. against the Board of Directors and current and former officers and directors of Brown & Brown, Inc. for alleged breaches of fiduciary duty related to the Company's participation in contingent commission agreements. The Special Review Committee's conclusions were communicated to the purported shareholder's counsel and there has been limited communication since then. There can be no assurance that the purported shareholder will not further pursue his allegations or that any pursuit of any such allegations would not have a material adverse effect on the Company.

In response to the foregoing events, the Company also, on its own volition, engaged outside counsel to conduct a limited internal inquiry into certain sales and marketing practices of the Company, with special emphasis on the effects of profit-sharing contingent commission agreements on the placement of insurance products by the Company for its clients. The internal inquiry resulted in several recommendations being made in January 2006 regarding disclosure of compensation, premium finance charges, the retail-wholesale interface, fee-based compensation and direct incentives from insurance companies, and the Company has been evaluating such recommendations and has adopted or is in the process of adopting these recommendations. As a result of that inquiry, and in the process of preparing responses to some of the governmental agency inquiries referenced above, management of the Company became aware of a limited number of specific, unrelated instances of questionable conduct. These matters have been addressed and resolved, or are in the process of being addressed and resolved, on a case-by-case basis, and thus far the amounts involved in resolving such matters have not been, either individually or in the aggregate, material. However, there can be no assurance that the ultimate cost and ramifications of resolving these matters will not have a material adverse effect on the Company.

The Company cannot currently predict the impact or resolution of the various governmental inquiries or related matters and thus cannot reasonably estimate a range of possible loss, which could be material, or whether the resolution of these matters may harm the Company's business and/or lead to a decrease in or elimination of profit-sharing contingent commissions and override commissions, which could have a material adverse impact on the Company's consolidated financial condition.

Other Proceedings

The Company is involved in numerous pending or threatened proceedings by or against Brown & Brown, Inc. or one or more of its subsidiaries that arise in the ordinary course of business. The damages that may be claimed against the Company in these various proceedings are substantial, including in many instances claims for punitive or extraordinary damages. Some of these claims and lawsuits have been resolved, others are in the process of being resolved, and others are still in the investigation or discovery phase. The Company will continue to respond appropriately to these claims and lawsuits, and to vigorously protect its interests.

Among the above-referenced claims, and as previously described in the Company's public filings, there are several threatened and pending legal claims and lawsuits against Brown & Brown, Inc. and Brown & Brown Insurance Services of Texas, Inc. (BBTX), a subsidiary of Brown & Brown, Inc., arising out of BBTX's involvement with the procurement and placement of workers' compensation insurance coverage for entities including several professional employer organizations. One such action, styled *Great American Insurance Company, et al. v. The Contractor's Advantage, Inc., et al.*, Cause No. 2002-33960, pending in the 189th Judicial District Court in Harris County, Texas, asserts numerous causes of action, including fraud, civil conspiracy, federal Lanham Act and RICO violations, breach of fiduciary duty, breach of contract, negligence and violations of the Texas Insurance Code against BBTX, Brown & Brown, Inc. and other defendants, and seeks recovery of punitive or extraordinary damages (such as treble damages) and attorneys' fees.

Although the ultimate outcome of the matters referenced in this section titled "Other Proceedings" cannot be ascertained and liabilities in indeterminate amounts may be imposed on Brown & Brown, Inc. or its subsidiaries, on the basis of present information, availability of insurance and legal advice received, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse effect on the Company's consolidated financial position. However, as (i) one or more of the Company's insurance carriers could take the position that portions of these claims are not covered by the Company's insurance, (ii) to the extent that payments are made to resolve claims and lawsuits, applicable insurance policy limits are eroded, and (iii) the claims and lawsuits relating to these matters are continuing to develop, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by unfavorable resolutions of these matters.

NOTE 14 Business Concentrations

A significant portion of business written by Brown & Brown is for customers located in California, Florida, Georgia, Michigan, New Jersey, New York, Pennsylvania, Texas and Washington. Accordingly, the occurrence of adverse economic conditions, an adverse regulatory climate, or a disaster in any of these states could have a material adverse effect on Brown & Brown's business, although no such conditions have been encountered in the past.

For the year ended December 31, 2007, approximately 5.3% and 5.3% of Brown & Brown's total revenues were derived from insurance policies underwritten by two separate insurance companies, respectively. For the year ended December 31, 2006, approximately 5.3% and 4.9% of Brown & Brown's total revenues were derived from insurance policies underwritten by the same two separate insurance companies, respectively. For the year ended December 31, 2005, approximately 8.0% and 5.4% of Brown & Brown's total revenues were derived from insurance policies underwritten by the same two separate insurance companies, respectively. Should these insurance companies seek to terminate their arrangement with Brown & Brown, the Company believes that other insurance companies are available to underwrite the business, although some additional expense and loss of market share could possibly result. No other insurance company accounts for 5% or more of Brown & Brown's total revenues.

NOTE 15 Quarterly Operating Results (Unaudited)

Quarterly operating results for 2007 and 2006 were as follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007				
Total revenues	**$258,513**	**$246,644**	**$237,284**	**$217,226**
Total expenses	**$160,411**	**$162,148**	**$161,849**	**$163,732**
Income before income taxes	**$ 98,102**	**$ 84,496**	**$ 75,435**	**$ 53,494**
Net income	**$ 59,727**	**$ 52,012**	**$ 46,216**	**$ 33,004**
Net income per share:				
Basic	**$ 0.43**	**$ 0.37**	**$ 0.33**	**$ 0.23**
Diluted	**$ 0.42**	**$ 0.37**	**$ 0.33**	**$ 0.23**
2006				
Total revenues	$ 230,582	$ 220,807	$ 211,965	$ 214,650
Total expenses	$ 149,146	$ 149,840	$ 146,400	$ 152,577
Income before income taxes	$ 81,436	$ 70,967	$ 65,565	$ 62,073
Net income	$ 50,026	$ 44,431	$ 40,270	$ 37,623
Net income per share:				
Basic	$ 0.36	$ 0.32	$ 0.29	$ 0.27
Diluted	$ 0.36	$ 0.32	$ 0.29	$ 0.27

Quarterly financial information is affected by seasonal variations. The timing of profit-sharing contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly between quarters.

NOTE 16 Segment Information

Brown & Brown's business is divided into four reportable segments: the Retail Division, which provides a broad range of insurance products and services to commercial, governmental, professional and individual customers; the Wholesale Brokerage Division, which markets and sells excess and surplus commercial and personal lines insurance, and reinsurance, primarily through independent agents and brokers; the National Programs Division, which is comprised of two units — Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designated for specific industries, trade groups, public and quasi-public entities, and market niches; and the Services Division, which provides insurance-related services, including third-party administration, consulting for the workers' compensation and employee benefit self-insurance markets, managed healthcare services and Medicare set-aside services. As of December 31, 2007, Brown & Brown conducted all of its operations within the United States of America.

The accounting policies of the reportable segments are the same as those described in Note 1. Brown & Brown evaluates the performance of its segments based upon revenues and income before income taxes. Inter-segment revenues are eliminated.

Summarized financial information concerning Brown & Brown's reportable segments is shown in the following table. The "Other" column includes any income and expenses not allocated to reportable segments and corporate-related items, including the inter-company interest expense charge to the reporting segment.

	Year Ended December 31, 2007					
(in thousands)	Retail	Wholesale Brokerage	National Programs	Services	Other	Total
Total revenues	$ 562,438	$178,942	$157,548	$35,392	$ 25,347	$ 959,667
Investment income	260	2,927	513	31	26,763	30,494
Amortization	21,659	9,237	9,039	462	39	40,436
Depreciation	5,723	2,715	2,757	534	1,034	12,763
Interest expense	21,094	19,188	9,977	719	(37,176)	13,802
Income before income taxes	159,304	27,989	47,135	8,655	68,444	311,527
Total assets	1,356,772	640,931	570,295	41,233	(648,572)	1,960,659
Capital expenditures	5,816	2,835	1,831	318	19,843	30,643

	Year Ended December 31, 2006					
(in thousands)	Retail	Wholesale Brokerage	National Programs	Services	Other	Total
Total revenues	$ 517,989	$163,346	$157,448	$32,606	$ 6,615	$ 878,004
Investment income	139	4,017	432	45	6,846	11,479
Amortization	19,305	8,087	8,718	343	45	36,498
Depreciation	5,621	2,075	2,387	533	693	11,309
Interest expense	18,903	18,759	10,554	440	(35,299)	13,357
Income before income taxes	145,749	26,865	48,560	7,963	50,904	280,041
Total assets	1,103,107	618,374	544,272	32,554	(490,355)	1,807,952
Capital expenditures	5,952	2,085	3,750	588	2,604	14,979

	Year Ended December 31, 2005					
(in thousands)	Retail	Wholesale Brokerage	National Programs	Services	Other	Total
Total revenues	$ 491,202	$127,113	$133,930	$27,517	$ 6,045	$ 785,807
Investment income	159	1,599	367	—	4,453	6,578
Amortization	19,368	5,672	8,103	43	59	33,245
Depreciation	5,641	1,285	1,998	435	702	10,061
Interest expense	20,927	12,446	10,433	4	(29,341)	14,469
Income before income taxes	128,881	28,306	38,385	6,992	41,566	244,130
Total assets	1,002,781	476,653	445,146	18,766	(334,686)	1,608,660
Capital expenditures	6,186	1,969	3,067	350	1,854	13,426

NOTE 17 Subsequent Events

From January 1, 2008 through February 28, 2008, Brown & Brown acquired the assets and assumed certain liabilities of seven insurance intermediaries, two books of business (custom accounts) and the outstanding stock of one general insurance agency. The aggregate purchase price of these acquisitions was $71,080,000, including $65,918,000 of net cash payments, the issuance of $185,000 in notes payable and the assumption of $4,977,000 of liabilities. All of these acquisitions were acquired primarily to expand Brown & Brown's core businesses and to attract and obtain high-quality individuals. Acquisition purchase prices are based primarily on a multiple of average annual operating profits earned over a one- to three-year period within a minimum and maximum price range. The initial asset allocation of an acquisition is based on the minimum purchase price, and any subsequent earn-out payment is allocated to intangible assets.

On February 1, 2008, we issued, under the Company's Master Agreement, $25.0 million in Series D Senior Notes payable on January 15, 2015, with a fixed interest rate of 5.37% per annum.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Brown & Brown, Inc.
Daytona Beach, Florida

We have audited the accompanying consolidated balance sheets of Brown & Brown and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. We also have audited the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at ALCOS, Inc., Grinspec, Inc., Sobel Affiliates Inc., The Combined Group, Inc, et al., Murfield Insurance, Inc., Security Insurance, Inc. II, Security Risk Managers, Inc., Professional Risk Managers, Inc., JPMorgan Insurance Agency, Inc., Island Risk Management Associates, Inc., Independent Insurance Associates, Inc., McFall General Agency, Inc., Dalton Insurance Agency, L.L.C., Evergreen Re, Incorporated and Turner & Associates Insurance Agency, Inc. (collectively the "2007 Excluded Acquisitions"), which were acquired during 2007 and whose financial statements constitute 16.6% and 11.8% of net and total assets, respectively, 4.2% of revenues, and 3.4% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at the 2007 Excluded Acquisitions. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Annual Assessment Report. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brown & Brown and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

Certified Public Accountants
Jacksonville, Florida
February 29, 2008

Management's Report on Internal Control Over Financial Reporting

The Management of Brown & Brown, Inc. and its subsidiaries ("Brown & Brown") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including Brown & Brown's principal executive officer and principal financial officer, Brown & Brown conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In conducting Brown & Brown's evaluation of this effectiveness of its internal control over financial reporting, Brown & Brown has excluded the following acquisitions completed by Brown & Brown during 2007: ALCOS, Inc., Grinspec, Inc., Sobel Affiliates Inc., The Combined Group, Inc., et al., Murfield Insurance, Inc., Security Insurance, Inc. II, Security Risk Managers, Inc., Professional Risk Managers, Inc., JPMorgan Insurance Agency, Inc., Island Risk Management Associates, Inc., Independent Insurance Associates, Inc., McFall General Agency, Inc., Dalton Insurance Agency, L.L.C., Evergreen Re, Incorporated, and Turner & Associates Insurance Agency, Inc. Collectively, these acquisitions represented 16.6% and 11.8% of net and total assets as of December 31, 2007, 4.2% of total revenue and 3.4% of net income for the year ended. Refer to Note 2 to the Consolidated Financial Statements for further discussion of these acquisitions and their impact on Brown & Brown's Consolidated Financial Statements.

Based on Brown & Brown's evaluation under the framework in *Internal Control — Integrated Framework,* management concluded that internal control over financial reporting was effective as of December 31, 2007. Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Brown & Brown, Inc.
Daytona Beach, Florida
February 29, 2008

J. Hyatt Brown
Chief Executive Officer

Cory T. Walker
Chief Financial Officer

Performance Graph

The following graph is a comparison of five-year cumulative total stockholder returns for our common stock as compared with the cumulative total stockholder return for the Standard & Poor's 500 Index, and a group of peer insurance broker and agency companies (Aon Corporation, Arthur J. Gallagher & Co, Hilb, Rogal and Hobbs Company, and Marsh & McLennan Companies, Inc.). The returns of each company have been weighted according to such companies' respective stock market capitalizations as of December 31, 2002 for the purposes of arriving at a peer group average. The total return calculations are based upon an assumed $100 investment on December 31, 2002, with all dividends reinvested.



$200
$150
$100
$193.26
$179.78
$151.19
$136.78
$100
$101.68
2002
2003
2004
2005
2006
2007
Brown & Brown Inc.
Customer Selected Stock List
NYSE Market Index

	Fiscal Year Ending					
Company/Index/Market	2002	2003	2004	2005	2006	2007
Brown & Brown Inc.	100.00	101.68	136.78	193.26	179.78	151.19
Customer Selected Stock List	100.00	110.96	94.31	101.93	103.31	106.16
NYSE Market Index	100.00	129.55	146.29	158.37	185.55	195.46

We caution that the stock price performance shown in the graph should not be considered indicative of potential future stock price performance.

Every morning in Africa
a Gazelle awakes.
It knows that it must run faster
than the fastest Cheetah
or it will be killed.

Every morning in Africa
a Cheetah awakes.
It knows that it must run faster
than the slowest Gazelle
or it will starve to death.

It doesn't matter whether
you're a Cheetah or a Gazelle:
When the sun comes up,
you had better be running.

Brown & Brown INSURANCE®

March 20, 2008

Dear Shareholder:

You are invited to attend the Annual Meeting of Shareholders (the "Meeting") of Brown & Brown, Inc. (the "Company"), which will be held in the Atlantic Room of The Shores Resort, 2637 South Atlantic Avenue, Daytona Beach, Florida, on Wednesday, April 30, 2008, at 9:00 a.m. (ET).

The notice of meeting and proxy statement on the following pages cover the formal business of the Meeting. Whether or not you expect to attend the Meeting, please sign and return your proxy card promptly in the enclosed envelope to assure that your stock will be represented at the Meeting. If you decide to attend the Meeting and vote in person, you will, of course, have that opportunity.

Your continuing interest in the business of the Company is gratefully acknowledged. We hope many shareholders will attend the Meeting.

Sincerely,

J. Hyatt Brown
Chairman of the Board and
Chief Executive Officer

BROWN & BROWN, INC.

220 South Ridgewood Avenue
Daytona Beach, Florida 32114

3101 West Martin Luther King Jr. Boulevard
Suite 400
Tampa, Florida 33607

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 30, 2008

The Annual Meeting of Shareholders (the "Meeting") of Brown & Brown, Inc. (the "Company") will be held in the Atlantic Room of The Shores Resort, 2637 South Atlantic Avenue, Daytona Beach, Florida, on Wednesday, April 30, 2008, at 9:00 a.m. (ET), for the following purposes:

1. To elect twelve (12) nominees to the Company's Board of Directors;

2. To consider the adoption of the proposed 2008 Sharesave Plan (the "U.K. Sharesave Plan"); and

3. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on March 3, 2008 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and any postponements or adjournments of the Meeting.

For your convenience, we are also offering an audio webcast of the Meeting. To access the webcast, please visit the "Investor Relations" section of our website (www.bbinsurance.com) shortly before the meeting time and follow the instructions provided. A replay of the webcast will be available on our website beginning the afternoon of April 30, 2008 and continuing for 30 days thereafter.

Your vote is important. Please vote, date, sign and promptly return the enclosed proxy in the envelope provided for that purpose, whether or not you intend to be present at the Meeting.

By Order of the Board of Directors

Laurel L. Grammig
Secretary

Tampa, Florida
March 20, 2008

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on April 30, 2008

The Proxy Statement and Annual Report to Shareholders are available at
http://phx.corporate-ir.net/phoenix.zhtml?c=117114&p=irol-reports

[This Page Intentionally Left Blank]

BROWN & BROWN, INC.

PROXY STATEMENT

ANNUAL MEETING AND PROXY SOLICITATION INFORMATION

This Proxy Statement is first being sent to shareholders on or about March 20, 2008 in connection with the solicitation of proxies by the Board of Directors of Brown & Brown, Inc., to be voted at the Annual Meeting of Shareholders to be held in the Atlantic Room of The Shores Resort, 2637 South Atlantic Avenue, Daytona Beach, Florida at 9:00 a.m. (ET) on Wednesday, April 30, 2008, and at any adjournment thereof (the "Meeting"). The close of business on March 3, 2008 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting. At the close of business on the record date, we had outstanding 140,726,472 shares of $.10 par value common stock, entitled to one vote per share.

Shares represented by duly executed proxies in the accompanying form that we receive prior to the Meeting will be voted at the Meeting. If you specify in the proxy a choice with respect to any matter to be acted upon, the shares represented by such proxy will be voted as specified. If your proxy card is signed and returned without specifying a vote or an abstention, the shares represented by such proxy will be voted according to the recommendation of the Board of Directors. **The Board of Directors recommends a vote FOR the election of twelve (12) nominees as directors, and a vote FOR the adoption of the 2008 Sharesave Plan.** The Board of Directors knows of no other matters that may be brought before the Meeting. However, if any other matters are properly presented for action, it is the intention of the named proxies to vote on them according to their best judgment.

If your shares are held in a stock brokerage account, or by a bank or other nominee, you have the right to provide instructions on voting as requested by your broker, bank or nominee. Under the rules of the New York Stock Exchange, your broker, bank or nominee is permitted to vote your shares on the proposal concerning the election of directors even if your broker, bank or nominee has not been given specific voting instructions as to this matter.

After you have returned a proxy, you may revoke it at any time before it is voted by taking one of the following actions: (i) giving written notice of the revocation to our Secretary; (ii) executing and delivering a proxy with a later date; or (iii) voting in person at the Meeting. Votes cast by proxy or in person at the Meeting will be tabulated by our transfer agent, American Stock Transfer & Trust Company, and by one or more inspectors of election appointed at the Meeting, who will also determine whether a quorum is present for the transaction of business.

The twelve (12) nominees for election as directors who receive the highest number of "FOR" votes will be elected as directors. This number may be a plurality. Abstentions and broker non-votes will have no effect on the outcome of the voting to elect directors. Broker non-votes will be treated as shares entitled to vote but not as votes cast.

For approval of the proposed 2008 Sharesave Plan, the proposal must receive the "FOR" vote of a majority of all votes cast on such proposal, and the total number of votes cast on the proposal must represent more than fifty percent (50%) of all shares entitled to vote. Abstentions will be treated as shares entitled to vote and as votes cast. Accordingly, if you submit a properly executed proxy card and indicate "ABSTAIN" with respect to this proposal, your vote will have the effect of a vote "AGAINST" such proposal. Broker non-votes will be treated as shares entitled to vote, but not as votes cast. Accordingly, broker non-votes will have no effect on the outcome of the voting on this proposal (except that broker non-votes will not count toward the 50% of all shares entitled to vote on this proposal that must be cast in order for this proposal to be approved in accordance with the rules of the New York Stock Exchange ("NYSE")).

Proxies may be solicited by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. Also, The Altman Group, Inc. may solicit proxies on our behalf at an approximate cost of $5,000, plus reasonable expenses. Such solicitations may be made personally, or by mail, facsimile, telephone, messenger, or via the Internet. We will pay persons holding shares of common stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks, and other fiduciaries, for the expense of forwarding solicitation materials to their principals. We will pay all of the costs of solicitation of proxies.

Our executive offices are located at 220 South Ridgewood Avenue, Daytona Beach, Florida 32114 (telephone number (386) 252-9601) and 3101 West Martin Luther King Jr. Boulevard, Suite 400, Tampa, Florida 33607 (telephone number (813) 222-4100).

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of March 3, 2008, information as to our common stock beneficially owned by (1) each of our directors, (2) each executive officer named in the Summary Compensation Table, (3) all of our directors and executive officers as a group, and (4) any person whom we know to be the beneficial owner of more than 5% of the outstanding shares of our common stock:

NAME OF BENEFICIAL OWNER(1)	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP(2)(3)(4)	PERCENT OF TOTAL
J. Hyatt Brown(5)	21,474,477	15.26%
Samuel P. Bell, III	21,727	*
Hugh M. Brown	7,227	*
J. Powell Brown	1,117,798	*
Bradley Currey, Jr.	295,927	*
Jim W. Henderson(6)	1,355,825	*
Theodore J. Hoepner	19,727	*
David H. Hughes	57,727	*
Toni Jennings	7,392	*
Wendell S. Reilly	97,677	*
John R. Riedman	50,373	*
Jan E. Smith(7)	34,527	*
Chilton D. Varner(8)	18,817	*
Kenneth D. Kirk(9)	1,274,544	*
Thomas E. Riley(10)	567,197	*
Cory T. Walker	288,782	*
All directors and executive officers as a group (27 persons)	28,869,976	20.51%
Ruane, Cunniff & Goldfarb, Inc.(11) 767 Fifth Ave., Ste. 4701 New York, NY 10153	11,278,073	8.01%
Select Equity Group, Inc.(12) 380 Lafayette St., 6th Floor New York, NY 10007	10,187,590	7.24%

* Less than 1%.

(1) Unless otherwise indicated, the address of such person is c/o Brown & Brown, Inc., 220 South Ridgewood Avenue, Daytona Beach, Florida 32114.

(2) Beneficial ownership of shares, as determined in accordance with applicable Securities and Exchange Commission ("SEC") rules, includes shares as to which a person has or shares voting power and/or investment power. We have been informed that all shares shown are held of record with sole voting and investment power, except as otherwise indicated. All share amounts, percentages and share values have been adjusted to reflect any applicable stock splits.

(3) The number and percentage of shares owned by the following persons include the indicated number of shares owned through our 401(k) plan as of February 25, 2008: Mr. Walker – 27,082; Mr. Henderson – 250,000; Mr. Kirk – 14,375; Mr. Riley - 91,518; and all directors and officers as a group – 544,963. The number and percentage of shares owned by the following persons also include the indicated number of shares which such persons have been granted and as to which the first condition of vesting has been satisfied under our Stock Performance Plan as of March 3, 2008: Mr. Walker – 176,984; Mr. Henderson – 251,168; Mr. Kirk – 246,728; Mr. Riley – 248,888; and all directors and officers as a group – 1,926,838. These

Stock Performance Plan shares have voting and dividend rights due to satisfaction of the first condition of vesting, but the holders thereof have no power to sell or dispose of the shares, and the shares are subject to forfeiture.

(4) On April 21, 2000, the indicated number of options were granted to the following persons under the 2000 Incentive Stock Option Plan for Employees (the "Incentive Stock Option Plan"): Mr. Walker – 0; Mr. Henderson - 478,232; Mr. Kirk – 134,928; Mr. Riley – 253,488; all directors and officers as a group - 1,934,544. Of these granted amounts, the indicated number of options were exercisable by the following persons under the Incentive Stock Option Plan as of March 3, 2008: Mr. Walker – 0; Mr. Henderson - 0; Mr. Kirk - 41,360; Mr. Riley - 41,360; all directors and officers as a group – 298,120, and the underlying shares are therefore deemed to be beneficially owned. On March 23, 2003, the indicated number of options were granted to the following persons under the Incentive Stock Option Plan: Mr. Walker – 50,000; Mr. Henderson - 200,000; Mr. Kirk - 113,400; Mr. Riley - 180,762; all directors and officers as a group – 1,027,004. Of these granted amounts, the indicated number of options were exercisable by the following persons under the Incentive Stock Option Plan as of March 3, 2008: Mr. Walker – 0; Mr. Henderson – 6,336; Mr. Kirk – 100,118; Mr. Riley - 0; all directors and officers as a group – 214,026; the underlying shares are therefore deemed to be beneficially owned.

(5) All shares are beneficially owned jointly with Mr. Brown's spouse, either directly or indirectly, and these shares have shared voting and investment power. Of these shares, 21,436,328 are held by Ormond Riverside Limited Partnership, of which Swakopmund, Inc., a corporation controlled by Mr. Brown and his spouse as equal shareholders, is the sole general partner.

(6) Mr. Henderson's ownership includes 829,005 shares held in joint tenancy with Mr. Henderson's spouse, which shares have shared voting and investment power. Additionally, Mr. Henderson's ownership includes 644,587 shares that are pledged as security for a line of credit with a financial institution.

(7) Mr. Smith's ownership includes 12,800 shares owned by his spouse, as to which he disclaims beneficial ownership. Additionally, Mr. Smith's ownership includes 10,000 shares that are pledged as security.

(8) Ms. Varner's ownership includes 13,600 shares that are pledged as security for a line of credit with a financial institution.

(9) Mr. Kirk's ownership includes 871,963 shares held in a revocable family trust which Mr. Kirk and his spouse serve as trustees. Additionally, Mr. Kirk's ownership includes 350,000 shares that are pledged as security for a line of credit with a financial institution.

(10) Mr. Riley's ownership includes 3,620 shares owned by his spouse, as to which he disclaims beneficial ownership.

(11) According to a Schedule 13G filed with the SEC on or around February 14, 2008, these shares are held in investment accounts maintained with Ruane, Cunniff & Goldfarb Inc. ("Ruane") as of December 31, 2007 and Ruane disclaims any beneficial interest in such shares. Ruane has advised that it has sole voting power as to 8,084,892 of these shares, no voting power as to the balance of these shares, and sole investment power as to all of these shares.

(12) According to a Schedule 13G jointly filed with the SEC on or around February 14, 2008, Select Equity Group, Inc., Select Offshore Advisors, LLC and George S. Loening have sole investment and voting power with respect to these shares, and no shared voting or investment power as of December 31, 2007.

MANAGEMENT

Directors and Executive Officers

Set forth below is certain information concerning our directors and executive officers. All directors and officers hold office for one-year terms or until their successors are elected and qualified.

NAME	POSITION	AGE	YEAR FIRST BECAME A DIRECTOR
J. Hyatt Brown	Chairman of the Board and Chief Executive Officer	70	1993
Jim W. Henderson	Vice Chairman, Chief Operating Officer and Director	61	1993
Samuel P. Bell, III	Director	68	1993
Hugh M. Brown	Director	72	2004
J. Powell Brown	President and Director	40	2007
Bradley Currey, Jr.	Director	77	1995
Theodore J. Hoepner	Director	66	1994
David H. Hughes	Director	64	1997
Toni Jennings	Director	58	2007*
Wendell S. Reilly	Director	50	2007
John R. Riedman	Director	79	2001
Jan E. Smith	Director	68	1997
Chilton D. Varner	Director	65	2004
Kenneth D. Kirk	Regional President	47	—
Thomas E. Riley	Regional President	52	—
Linda S. Downs	Executive Vice President – Leadership Development	58	—
C. Roy Bridges	Regional Executive Vice President	58	—
Charles H. Lydecker	Regional Executive Vice President	44	—
Kenneth R. Masters	Regional Executive Vice President	54	—
Michael A. Paschke	Regional Executive Vice President	49	
J. Scott Penny	Regional Executive Vice President	41	—
Anthony T. Strianese	Regional Executive Vice President	46	
Cory T. Walker	Senior Vice President, Treasurer and Chief Financial Officer	50	—
Laurel L. Grammig	Vice President, Secretary and General Counsel	49	—
Richard A. Freebourn, Sr.	Vice President – Mergers and Acquisitions	60	—
Thomas M. Donegan, Jr.	Vice President, Chief Acquisitions Counsel and Assistant Secretary	37	—
Robert W. Lloyd	Vice President and Chief Litigation Officer	43	—

* Ms. Jennings previously served on our Board of Directors from 1999 until April 2003.

J. Hyatt Brown. Mr. Brown has been our Chief Executive Officer since 1993 and the Chairman of the Board of Directors since 1994. Mr. Brown was our President from 1993 to December 2002, and served as President and Chief Executive Officer of our predecessor corporation from 1961 to 1993. He was a member of the Florida House of Representatives from 1972 to 1980, and Speaker of the House from 1978 to 1980. Mr. Brown serves on the Board of Directors of SunTrust Banks, Inc., International Speedway Corporation, FPL Group, Inc., and Rock-Tenn Company, each a publicly-held company. Until December 2006, he served on the Board of BellSouth Corporation, a publicly-held company. Mr. Brown is currently a member of the Board of Insurance Services Office, as well as the Board of Trustees of Stetson University, of which he is a past Chairman, and the Florida Council of 100. Mr. Brown served as Chairman of the Council of Insurance Agents & Brokers in 2004-2005 and is a past Vice Chairman of the Florida Residential Property and Casualty Joint Underwriting Association. One of Mr. Brown's sons, J. Powell Brown, is employed by us as President and has served as a director since October 2007.

Jim W. Henderson. Mr. Henderson was named Vice Chairman and Chief Operating Officer in January 2007. Prior to that time, he had served as our President and Chief Operating Officer since 2002. Mr. Henderson also serves as director and as president or in another executive officer capacity for several of our subsidiaries. He was elected Executive Vice President in 1995, and served as our Senior Vice President from 1993 to 1995.

He served as Senior Vice President of our predecessor corporation from 1989 to 1993, and as Chief Financial Officer from 1985 to 1989. Mr. Henderson is Chairman of the Board of Trustees of Embry-Riddle Aeronautical University, and is a member of the Board of Directors of the School of Business Administration of Stetson University, the Council of Insurance Agents and Brokers, and the Florida Hurricane Catastrophe Fund. He previously served as Co-Chairman of the Insurance Accounting and Systems Association's Property & Casualty Committee, President of the Central Florida Chapter of Financial Executives International, and as a member of the Board of Directors of United Way of Volusia/Flagler Counties and the Ronald McDonald House.

Samuel P. Bell, III. Mr. Bell has been a shareholder of the law firm of Pennington, Moore, Wilkinson, Bell & Dunbar, P.A. since January 1, 1998. Prior to that, he was a shareholder and managing partner of Cobb Cole & Bell (now Cobb & Cole, P.A.), and he served as Of Counsel to Cobb Cole & Bell until August 2002. Mr. Bell was a member of the Florida House of Representatives from 1974 to 1988. He is Chairman of the Advisory Board for the College of Public Health at the University of South Florida, President of the Florida Public Health Foundation and a member of the Board of Directors of the Florida Children's Home Society. Mr. Bell is a former member of the Florida Elections Commission, and past Chairman of the Florida Legislature's Commission on Local Government II.

Hugh M. Brown. Mr. Brown founded BAMSI, Inc., a full-service engineering and technical services company, in 1978 and served as its Chief Executive Officer until his retirement in 1998. Mr. Brown currently serves as a member of the Board of Directors of SunTrust Bank of Orlando, the Florida Council of 100 and the Florida Council on Economic Education. He is a past Chairman of the Federal Reserve Bank of Atlanta, and previously served on the Florida Commission on Education, and as Chairman of the Spaceport Florida Authority (now Florida Space Authority) Board of Supervisors. Mr. Brown was named Small Business Person of the Year, 1985, by the U.S. Small Business Administration, and Regional Minority Small Business Person of the Year for the Atlanta region. In 1991, he received the U.S. Small Business Administration's Graduate of the Year Award. He is an inductee of the Junior Achievement Business Hall of Fame for East Central Florida and recipient of the Ernst & Young Entrepreneur of the Year - Services Category - in 1993 for the State of Florida.

J. Powell Brown. Mr. Brown was named President in January 2007 and was appointed to be a director in October 2007. Prior to that time, he had served as one of our Regional Executive Vice Presidents since 2002. He also serves as director and as president or in another executive officer capacity for several of our subsidiaries. Mr. Brown oversees certain of our wholesale brokerage operations as well as the public entity business of certain of our subsidiaries located in Florida, Georgia, Illinois, Indiana, New Jersey, North Carolina, Oklahoma, Pennsylvania, Texas, Virginia and Washington, and is also responsible for our Service Division operations and for Florida Intracoastal Underwriters, a subsidiary that administers a specialty program offering insurance coverage for Florida condominium properties. From 1998 to 2003, Mr. Brown served as profit center leader of our Orlando, Florida retail office. Prior to that, Mr. Brown served as an account executive and then as Marketing Manager in our Daytona Beach, Florida retail office from 1995 to 1998. Mr. Brown serves on the Board of Directors of the SunTrust Bank/Central Florida, and previously served as Vice Chairman of Finance for the Board of Governors of the Orlando Regional Chamber of Commerce, and as a member of the Board of Directors of Junior Achievement of Central Florida, and the Bolles School Board of Visitors. He also serves on the Board of Directors of the Boggy Creek Gang Camp. Mr. Brown is the son of our Chairman and Chief Executive Officer, J. Hyatt Brown.

Bradley Currey, Jr. Mr. Currey served as Chief Executive Officer of Rock-Tenn Company, a publicly-held manufacturer of packaging and recycled paperboard products, from 1989 to 1999 and as Chairman of the Board of Rock-Tenn Company from 1993 to 2000, when he retired. He also previously served as President (1978-1995) and Chief Operating Officer (1978-1989) of Rock-Tenn Company. Mr. Currey previously served as a member of the Board of Directors and Executive Committee of Rock-Tenn Company, and is currently Director *Emeritus* of Genuine Parts Company, a publicly-traded company, and a member of the Board of Directors of Enzymatic Deinking Technologies, L.L.C. and Fresh Frozen Foods, Inc. Mr. Currey is Trustee *Emeritus* and a past Chairman of the Board of Trustees of Emory University. He is a Trustee *Emeritus* and past Chairman of the Board of the Woodruff Arts Center and the Atlanta Symphony Orchestra, a division of the Woodruff Arts Center in Atlanta, Georgia. He is also a past Chairman of the Federal Reserve Bank of Atlanta and the Metro Atlanta Chamber of Commerce.

Theodore J. Hoepner. Mr. Hoepner served as Vice Chairman of SunTrust Bank Holding Company from January 1, 2005 until June 30, 2005, when he retired. From January 2000 to January 2005 he served as Vice Chairman of SunTrust Banks, Inc., a publicly-held company. From 1995 to 2000, Mr. Hoepner was Executive Vice President of SunTrust Banks, Inc. and Chairman of the Board, President and Chief Executive Officer of SunTrust Banks of Florida, Inc. From 1990 through 1995, he served as Chairman of the Board, President and Chief Executive Officer of SunBank, N.A. From 1983 through 1990, he was the Chairman of the Board and Chief Executive Officer of SunBank/Miami, N.A. In 2005, Mr. Hoepner was appointed by the Governor of Florida and approved by the Florida Senate as Chairman of the Florida Prepaid College Board. He is a past Chairman of the Board of Trustees of Rollins College, the Economic Development Commission of Mid-Florida, the Heart of Florida United Way, the Greater Miami Chamber of Commerce, the Beacon Council of Miami, Florida, and the Financial Executives Institute of Jacksonville, Florida.

David H. Hughes. Mr. Hughes served as Chairman of the Board of Hughes Supply, Inc., a publicly-held business-to-business distributor of construction and industrial supplies, from 1986 to 2006. He retired from this position effective April 1, 2006. Mr. Hughes served as Chief Executive Officer of Hughes Supply, Inc. from 1974 until May 2003. Mr. Hughes is a member of the Board of Directors of Darden Restaurants, Inc. and SunTrust Banks, Inc., both of which are publicly-held companies. He is a past Director of Florida Tax Watch, The Florida Council of 100 and the Economic Development Commission of Mid-Florida. He is Chairman of the Board of Trinity Preparatory School and a member of The Florida Bar.

Toni Jennings. Ms. Jennings serves as Chairman of the Board of Jack Jennings & Sons, Inc., a commercial construction firm based in Orlando Florida, and Jennings & Jennings, Inc., an architectural millwork firm based in Orlando, Florida. From 2003 through 2006, Ms. Jennings served as Lieutenant Governor of the State of Florida. She was the President of Jack Jennings & Sons, Inc. and Secretary and Treasurer of Jennings & Jennings, Inc. from 1982 to 2003. Ms. Jennings was a member of the Florida Senate from 1980 to 2000, and President of the Florida Senate from 1996 to 2000. She served in the Florida House of Representatives from 1976 to 1980. She is a member of the Board of Directors of FPL Group, a publicly-held company, SunTrust Bank/Central Florida and The Nemours Foundation, and she is past Chair of the Board of the Florida Chamber of Commerce. She previously served as the Chair of Workforce Florida, Incorporated, and as a Director with the Salvation Army Advisory Board, the University of Central Florida Foundation, Enterprise Florida, and the Florida Partnership for School Readiness. She is also a member of the Board of Trustees of Rollins College.

Wendell S. Reilly. Mr. Reilly is the Managing Partner of Grapevine Partners, LLC, of Atlanta, Georgia, a private equity investment firm focused on media and communications. Previously, he was Chairman and Chief Executive Officer of Grapevine Communications, LLC, a group of local TV stations that were merged to form Piedmont Television. Earlier, he was the Chief Financial Officer of Haas Publishing and before that the Chief Financial Officer of The Lamar Corporation, the national outdoor advertising company. Mr. Reilly currently serves on the Board of Directors of Lamar Advertising Company, Piedmont Television, and Wesley Woods Center. He is also on the Board of Trustees of Emory University and The Paideia School. Mr. Reilly is a graduate of Emory University and earned an MBA in Finance from Vanderbilt University.

John R. Riedman. Mr. Riedman has served as Chairman of Riedman Corporation, based in Rochester, New York, since 1992. From January 2001 through July 2002, he was employed as Vice Chairman of Brown & Brown of New York, Inc., one of our subsidiaries. Mr. Riedman is a Trustee and the Chairman of the Finance Committee of ViaHealth, a Rochester-based healthcare services network. He serves as President of 657 Corporation (a subsidiary of Rochester Museum & Science Center) and is a past Chairman of the Board of the Rochester Museum & Science Center. He also serves as President of the Monroe County Sheriff's Foundation. He serves on the Board of Directors of High Falls Brewing Company, LLC and previously served as a Director of the New York State Thruway Authority and the New York State Canal Corporation. Mr. Riedman served as a

Director and Chairman of the Audit Committee of Fleet Financial Group, a publicly-held company, from 1988 to 1999, and as a board member of Genesee Hospital, serving as Chairman of its Finance and Building Committees. He served as a member of the Public Affairs Committee of the United States Chamber of Commerce and as a Delegate to the White House Conference on Small Business, and is a former member of the Federal Personnel Interchange Commission, the National Flood Insurance Advisory Committee, and the Monroe County Airport Advisory Committee, of which he is a past Chairman.

Jan E. Smith. Mr. Smith has served as President of Jan Smith and Company, a commercial real estate and business investment firm in Bradenton, Florida, since 1978. Mr. Smith is also Manager of Sandpile, LLC, the managing partner of PMG Real Estate Investors, LLP. Mr. Smith serves on the Board of Directors of SunTrust Bank/Gulf Coast, and Board of Governors of the Florida Chamber of Commerce, and is also the Chairman *Emeritus* of the Campus Board of the University of South Florida's Sarasota/Manatee Campus, and a member of the University of South Florida Board of Trustees, as well as a member of the Florida Council of 100. Mr. Smith is a past member of the Board of Directors of GTE of Florida, Inc., a publicly-held company, the Advisory Council of the Federal Reserve Bank of Atlanta, the Board of Directors of the United States Chamber of Commerce, the Board of The National Chamber Litigation Center, the National Advisory Council of the U.S. Small Business Administration, the Board of Directors of the Florida Chamber of Commerce Management, Inc., the Florida Education Governance Reorganization Transition Task Force, the Florida Council on Economic Education, and past Managing General Partner of Ramblers Rest Resort, Ltd. He is past Chairman of the Board of Trustees of Manatee Community College, and of the Manatee County Chamber of Commerce, and is an inductee to the Tampa Bay Business Hall of Fame.

Chilton D. Varner. Ms. Varner is a partner of the law firm of King & Spalding in Atlanta, Georgia. A graduate of Smith College, where she was named to membership in Phi Beta Kappa, and Emory University School of Law, Ms. Varner was honored with Emory University School of Law's Distinguished Alumni Award in 1998. In 2001, the National Law Journal profiled Ms. Varner as one of the nation's top ten women litigators. With more than 25 years of courtroom experience, she specializes in defending corporations in product liability, commercial and other civil disputes. The author of many books and articles on areas of interest in her practice, she has also served as a member of the faculty of the Trial Academy of the International Association of Defense Counsel and regularly presents at bar association meetings around the country. She has been a Trustee of Emory University since 1995 and also serves on the Board of the Atlanta Symphony Orchestra. She served on the Board of Wesley Woods Geriatric Center from 1996-2007.

Kenneth D. Kirk. Mr. Kirk was named Regional President in January 2007. Prior to that time, he had served as one of our Regional Executive Vice Presidents since 2001. He currently serves as director and as president or in another executive officer capacity for several of our subsidiaries. Since 1995, Mr. Kirk has overseen retail and brokerage profit center operations of certain of our subsidiaries in Arizona, California, Colorado, New Mexico, Nevada, Texas and Washington. Prior to undertaking his current duties, Mr. Kirk served as profit center leader of the Phoenix, Arizona retail office of Brown & Brown Insurance of Arizona, Inc., one of our subsidiaries, from 1995 to 2000.

Thomas E. Riley. Mr. Riley has been a Regional President since January 2005. He served as one of our Regional Executive Vice Presidents from 2001 to 2005 and serves as director and as president or in another executive officer capacity for several of our subsidiaries. Since 1999, Mr. Riley has overseen certain of our profit centers in southeastern Florida, and he is currently also responsible for the oversight of offices of certain of our subsidiaries in Delaware, New Jersey, New York and Pennsylvania. He was previously responsible for the oversight of offices in Connecticut, Massachusetts, New Hampshire and Virginia. Prior to undertaking his current duties, Mr. Riley served as profit center leader of our Fort Lauderdale, Florida retail office from 1992 to 2001, and as Chief Financial Officer of our predecessor corporation from 1990-91. He is a member of various regional and national insurance carriers' advisory councils as well as the American Institute of Certified Public Accountants, and the Florida Institute of Certified Public Accountants.

Linda S. Downs. Ms. Downs was promoted to Executive Vice President for Leadership Development in January 2006. Prior to that time, she had served as one of our Regional Executive Vice Presidents since 2001. She currently serves as director and as president or in another executive officer capacity for several of our subsidiaries. Ms. Downs also oversees our National Professional Programs and National Commercial Programs based in Tampa, Florida, as well as Parcel Insurance Plan®, based in St. Louis, Missouri, and is responsible for the Company's Leadership Development Department, Quality Control team and Market Security Committees. Effective April 1, 2008, she will assume responsibility for the oversight of the operations of Halcyon Underwriters, Inc., one of our subsidiaries. Prior to undertaking her current duties, she founded and served as profit center leader of our Orlando, Florida retail office from 1980 to 1998. Ms. Downs is actively involved with Habitat for Humanity, and is a past member of the Florida Symphony Board and the Downtown (Orlando) Women's Executive Council.

C. Roy Bridges. Mr. Bridges has been one of our Regional Executive Vice Presidents since 2001 and serves as director and as president or in another executive officer capacity for several of our subsidiaries. Since 1998, Mr. Bridges has overseen certain of our retail profit center operations in northern and western Florida, as well as retail and brokerage profit centers of certain of our subsidiaries in Arkansas, Louisiana, Oklahoma, Tennessee and Texas. Prior to undertaking his current duties, Mr. Bridges served as profit center leader of our Tampa, Florida retail office from 1998 to 2001, and as profit center leader of our Fort Myers, Florida retail office from 1993 to 1998. He was previously the profit center leader of our Brooksville, Florida retail office. He served as 2002 Chairman of the CNA Florida Pacer program, and is a past Board member of the Hernando County Committee of 100, the Salvation Army, and the Lee County Committee of 100, and a past member of Leadership Southwest Florida.

Charles H. Lydecker. Mr. Lydecker has been one of our Regional Executive Vice Presidents since 2002 and serves as director and as president or in another executive officer capacity for several of our subsidiaries. Mr. Lydecker oversees retail profit center operations of certain of our subsidiaries in central and northern Florida, and in Georgia, North Carolina, South Carolina, Texas and Virginia. From January 1999 until 2003, and commencing again in 2004 until 2006, Mr. Lydecker served as profit center leader in Daytona Beach, Florida. Prior to that, Mr. Lydecker served as an account executive from 1990 to 1995 and as Sales Manager of our Daytona Beach, Florida retail office from 1995 to 1999. Mr. Lydecker is Vice Chairman of the Florida Ethics Commission and serves as a Director of Gateway Banks of Florida, Florida Hospitals - Memorial Health Systems, Stonewood Holdings, LLC (a Florida-based restaurant chain), and the Florida Self-Insurers Guaranty Association. He is also a member of the Board of Trustees of American University in Washington, D.C. Mr. Lydecker is a Director of Associated Industries of Florida, and is a past Director and past Chairman of Futures Public Education Foundation, the United Way of Volusia/Flagler (FL) Counties, Boy Scouts of America in Daytona Beach, and has twice served as Chairman of the Daytona Beach/Halifax Area Chamber of Commerce. Mr. Lydecker is also past Chairman of the Florida Housing Finance Corporation and a past President of the Volusia/Flagler Chapter of the Florida Association of Independent Agents.

Kenneth R. Masters. Mr. Masters was elected a Regional Executive Vice President in January 2007. He has served as Chief Executive Officer of the CalSurance division of Brown & Brown of California, Inc., one of our subsidiaries, since our acquisition of the operations of Cal-Surance Associates, Inc. in 2002, and he has also been responsible for the acquisition and oversight of other Program Division entities based in Indiana, Michigan, New Jersey, Oklahoma and Pennsylvania. From 1999 until 2002, he served as President of Cal-Surance Associates, Inc.

Michael A. Paschke. Mr. Paschke was elected a Regional Executive Vice President in July 2007. He is responsible for several profit centers in the western United States, including operations in Arizona, California and Washington. Mr. Paschke began his career with Brown & Brown in 1990 as an employee benefits specialist and from 1993 through 1998 he was the top sales producer in the western United States. In 1995, Mr. Paschke was promoted to Manager of the Phoenix Employee Benefits Department and in January 2000, he was named profit center leader for the Phoenix, Arizona office. His responsibilities include taking a lead position on Western Region mergers and acquisitions, and recruitment and development of personnel. Mr. Paschke has been a member of the Leadership Council of Brown & Brown, Inc. since 2000 and he represents Brown & Brown on several industry-related committees and forums. His two-year term as Chairman of the Council of Employee Benefits Executives (the "CEBE") ended in June 2007, and he had served as Vice Chair of that organization for two years prior to being named Chairman.

J. Scott Penny. Mr. Penny has been one of our Regional Executive Vice Presidents since 2002 and serves as director and as president or in another executive officer capacity for several of our subsidiaries. Mr. Penny oversees retail profit center operations of certain of our subsidiaries in Connecticut, Illinois, Indiana, Kentucky, Massachusetts, Michigan, Minnesota, New Hampshire, New York, Ohio and Wisconsin. From 1999 until January 2003, Mr. Penny served as profit center leader of the Indianapolis, Indiana retail office of Brown & Brown of Indiana, Inc., one of our subsidiaries. Prior to that, Mr. Penny served as profit center leader of our Jacksonville, Florida retail office from 1997 to 1999. From 1989 to 1997, Mr. Penny was employed as an account executive and marketing representative in our Daytona Beach, Florida office.

Anthony T. Strianese. Mr. Strianese was elected a Regional Executive Vice President in July 2007. Mr. Strianese is responsible for Peachtree Special Risk Brokers and several other Brown & Brown wholesale brokerage operations, including ECC Insurance Brokers, MacDuff Underwriters, Roehrig & MacDuff Underwriters, and Decus Insurance Brokers Limited, which commenced operations on March 1, 2008 in London, England. Mr. Strianese, who is a graduate of the College of Insurance in New York, came to Brown & Brown in January of 2000 when he formed Peachtree Special Risk Brokers. Prior to joining us, he held leadership positions with The Home Insurance Company and Tri-City Brokers in New York City.

Cory T. Walker. Mr. Walker was named Senior Vice President, Treasurer and Chief Financial Officer in April 2004. Prior to that time, he had served as our Vice President, Treasurer and Chief Financial Officer since 2000. Mr. Walker also serves as an executive officer for a number of our subsidiaries. Mr. Walker previously served as our Vice President and Chief Financial Officer from 1992 to 1994. From 1995 to 2000, Mr. Walker served as profit center leader of the Oakland, California office of Brown & Brown of California, Inc., one of our subsidiaries. Before joining us, Mr. Walker was a Certified Public Accountant and Senior Audit Manager for Ernst & Young LLP.

Laurel L. Grammig. Ms. Grammig has been our Vice President, Secretary and General Counsel since 1994 and serves as an executive officer for a number of our subsidiaries. Before joining us, Ms. Grammig was a partner of the law firm of Holland & Knight LLP in Tampa, Florida.

Richard A. Freebourn, Sr. Mr. Freebourn was named Vice President – Mergers and Acquisitions in January 2008 and had served as Vice President since January of 2004. Mr. Freebourn had been our Director of Internal Operations since 2002. From 2000 until 2002, he served as our Director of Internal Audit, and from 1998 until 2000, he served as Vice President and Operations Manager of Brown & Brown of Indiana, Inc., one of our subsidiaries. Mr. Freebourn has been employed by us since 1984.

Thomas M. Donegan, Jr. Mr. Donegan was named Vice President, Chief Acquisitions Counsel and Assistant Secretary in January 2008. Prior to that time, he had been our Vice President, Assistant Secretary and Assistant General Counsel since 2000. Mr. Donegan serves as an executive officer for a number of our subsidiaries. Before joining us, he was an associate with the law firm of Smith, Gambrell & Russell, LLP in Atlanta, Georgia.

Robert W. Lloyd. Mr. Lloyd was named Vice President and Chief Litigation Officer in October 2006. Prior to that time he had served as Assistant General Counsel since 2001. Prior to that, he worked as Sales Manager and Marketing Manager, respectively, in our Daytona Beach, Florida retail office. Before joining us, Mr. Lloyd practiced law with the law firm of Cobb & Cole, P.A. in Daytona Beach, Florida.

Board and Board Committee Matters

During 2007, our Board of Directors held four regular meetings, one in-person special meeting and four telephonic special meetings. Each incumbent director serving during 2007 attended at least 75% of the total number of Board meetings, and at least 75% of the total number of meetings of committees of which such director is a member. The Board expects, but does not require, all directors and director nominees to attend the Annual Shareholders' Meeting. All but one member of the Board attended the 2007 Annual Shareholders' Meeting. The Board conducts executive sessions of non-management directors in connection with each regularly scheduled meeting of the Board. The executive sessions are presided over by the Chairman of the Nominating/Corporate Governance Committee, Bradley Currey, Jr. One hundred percent (100%) of the members of the Board attended an accredited director education program in January 2007. The two directors who joined the Board in October 2007 have not yet attended such a program.

The NYSE has adopted listing standards relating to director independence. In addition to requiring that directors satisfy certain "bright line" criteria in order to be deemed "independent," as that term is defined in the NYSE listing standards, the NYSE listing standards permit the Board to adopt categorical standards to assist it in affirmatively determining that the Company's directors have no material relationship with the Company that would impair such directors' independence. The Board has adopted such categorical standards to assist it in determining director independence, and the standards adopted conform to or are more exacting than the independence requirements contained in the NYSE listing standards. As required by the NYSE listing standards, the Board of Directors will consider all material relevant facts and circumstances known to it in making an independence determination, both from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

A director will not be independent if the director falls within one of the following categories as determined by the Board of Directors or a committee thereof, based on facts known to it in light of the meanings ascribed to those categories under applicable NYSE guidance and the Company's Corporate Governance Principles, where applicable, and otherwise by the Board of Directors or a committee thereof within its discretion:

- The director is or has been, within the past three years, employed by the Company, or an immediate family member is an executive officer of the Company;
- The director receives more than $100,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);
- An immediate family member of the director is employed by the Company and receives more than $100,000 per year in direct compensation from the Company;
- The director is or has been, within the past three years, affiliated with or employed by the Company's independent auditor, or an immediate family member is or has been, within the past three years, affiliated with or employed in a professional capacity by the Company's independent auditor;
- A Company executive is or has been, within the past three years, on the compensation committee of the Board of Directors of a company which employs a Company director, or an immediate family member of that Company director, as an executive officer;
- The director is an executive officer or employee, or an immediate family member is an executive officer, of another company that does business with the Company, and the sales by that company to the Company or purchases by that company from the Company, in any single fiscal year, are more than the greater of two percent (2%) of the annual revenues of that company or $1 million;
- The director is an executive officer or employee, or an immediate family member is an executive officer, of another company which is indebted to the Company for borrowed money, or to which the Company is indebted for borrowed money, and the total amount of either of such companies' indebtedness to the other at the end of the last completed fiscal year is more than two percent (2%) of the other company's total consolidated assets; or

- The director serves as an officer, director or trustee of a charitable organization, and the Company's discretionary charitable contributions to the organization are more than two percent (2%) of that organization's total annual charitable receipts during its last completed fiscal year.

The Board has applied the foregoing standards and considerations to each current member of the Board and to such Board members' immediate family members, and has affirmatively determined that the following nine of the 13 current directors have no material relationship with us other than service as a director, and are therefore independent: Samuel P. Bell, III, Hugh M. Brown, Bradley Currey, Jr., Theodore J. Hoepner, David H. Hughes, Toni Jennings, Wendell S. Reilly, Jan E. Smith and Chilton D. Varner. Mr. Hughes is not standing for re-election. In the case of Mr. Bell, the Board's determination that the Company's relationship with the law firm of which Mr. Bell is a shareholder is not material was based on the fact that the total amount of fees paid to that firm by the Company and its subsidiaries in 2007 was significantly less than one percent (1%) of either entity's total revenues. In each case, the Board also considered the fact that from time to time, in the ordinary course of business and on usual commercial terms, we and our subsidiaries may provide services in our capacities as insurance intermediaries to various directors of the Company, and to entities in which various directors of the Company have direct or indirect interests.

Our Board of Directors has an Audit Committee, Compensation Committee, and Nominating/Corporate Governance Committee. The charters of each of these Board committees are available in the "Corporate Governance" section, under "Key Documents" on our website (www.bbinsurance.com) and are also available in print to any shareholder who requests a copy from the Corporate Secretary. The current members of the Audit Committee are Hugh M. Brown (Chair), Bradley Currey, Jr., Toni Jennings and Wendell Reilly, each of whom is independent as defined within the NYSE listing standards. The duties of the Audit Committee, which held four regular meetings and one special meeting during 2007, are to recommend to the Board of Directors the selection of independent certified public accountants, to meet with our independent certified public accountants to review and discuss the scope and results of the annual audit, and to consider various accounting and auditing matters related to the Company, including our system of internal controls and financial management practices. The Audit Committee includes at least one audit committee financial expert, Bradley Currey, Jr., among its members.

The Compensation Committee currently consists of Chilton D. Varner (Chair), Theodore J. Hoepner, David H. Hughes, Toni Jennings, and Jan E. Smith, each of whom is independent as defined in the listing standards for the NYSE. The Compensation Committee sets the base salary levels and bonuses for our Chief Executive Officer, and determines the salary levels and bonuses for our other executive officers, including the Named Executive Officers. See "Executive Compensation - Board Compensation Committee Report on Executive Compensation" and "Compensation Discussion and Analysis." The Compensation Committee also reviews and makes recommendations with respect to our existing and proposed compensation plans, and is responsible for administering our 1990 Employee Stock Purchase Plan, our Stock Performance Plan, and our 2000 Incentive Stock Option Plan for Employees. The Compensation Committee is authorized by its charter to form and delegate authority to subcommittees when appropriate. The Compensation Committee held four regular meetings and one special meeting in 2007.

The Nominating/Corporate Governance Committee currently consists of Bradley Currey, Jr. (Chair), Hugh M. Brown, David H. Hughes, Wendell Reilly, and Chilton D. Varner, each of whom is independent as defined in the listing standards for the NYSE. This Committee's duties include duties associated with corporate governance, as well as the nomination of persons to stand for election to the Board at our Annual Shareholders' Meeting and recommendation of nominees to the Board of Directors to fill vacancies on, or as additions to, the Board. The Nominating/Corporate Governance Committee held four regular meetings in 2007.

The Nominating/Corporate Governance Committee will consider nominations of persons for election as directors that are submitted in writing by shareholders in accordance with our procedures for shareholder proposals. See "Proposals of Shareholders." Such proposals must contain all information with respect to such proposed candidate as required by the SEC's proxy rules, must address the manner in which the proposed candidate meets the criteria described below, and must be accompanied by the consent of such proposed candidate to serve as a director, if elected. The Nominating/Corporate Governance Committee has not established "minimum qualifications" for director nominees, because it is the view of the Committee that the establishment of rigid "minimum qualifications" might preclude the consideration of otherwise desirable candidates for election to the Board. The Nominating/Corporate Governance Committee will consider proposed candidates identified by non-management directors, the Chief Executive Officer and other executive officers, and shareholders, and will evaluate such candidates based on a number of factors, including: (a) the need or desirability of maintaining or expanding the size of the Board; (b) independence; (c) credentials, including, without limitation, business experience, experience within the insurance industry, educational background, professional training, designations and certifications; (d) interest in, and willingness to serve on, the Board; (e) ability to contribute by way of participation as a member of Board committees; (f) financial expertise and sophistication; (g) basic understanding of the Company's principal operational and financial objectives, plans and strategies, results of operations and financial condition, and relative standing in relation to the Company's competitors; and (h) willingness to commit requisite time and attention to Board service, including preparation for and attendance at regular quarterly meetings, special meetings, committee meetings and periodic Board "retreats."

The Nominating/Corporate Governance Committee and the Board consider a variety of sources when identifying individuals as potential Board members, including other enterprises with which Board members are or have previously been involved and through which they have become acquainted with qualified candidates. The Company does not pay any third party a fee to assist in the identification or evaluation of candidates.

The Nominating/Corporate Governance Committee has nominated those persons named in "Proposal 1 - Election of Directors" below to stand for election to the Board of Directors at the 2008 Annual Shareholders' Meeting. Two of these nominees, Wendell S. Reilly and J. Powell Brown, President of the Company, were appointed to the Board effective October 24, 2007. Mr. Reilly was recommended for consideration for nomination in October 2007 by the Chief Executive Officer and a non-management Board member.

Corporate Governance Principles; Code of Business Conduct and Ethics; Code of Ethics for Chief Executive Officer and Senior Financial Officers

The Board of Directors has adopted Corporate Governance Principles, a Code of Business Conduct and Ethics, and a Code of Ethics for Chief Executive Officer and Senior Financial Officers. The full text of the Corporate Governance Principles, Code of Business Conduct and Ethics, and Code of Ethics for Chief Executive Officer and Senior Financial Officers can be found in the "Corporate Governance" section, under "Key Documents" on our website (www.bbinsurance.com) and are available in print to any shareholder who requests a copy from the Corporate Secretary.

Communication with Directors

Interested parties, including shareholders, may communicate with our Board of Directors, with specified members or committees of our Board, or with non-management directors as a group or with the Lead Director of the non-management directors, Bradley Currey, Jr., by sending correspondence to our Corporate Secretary at 3101 West Martin Luther King, Jr. Boulevard, Suite 400, Tampa, Florida 33607, and specifying in such correspondence that the message is for our Board or for one or more of its members or committees. Communications will be relayed to Directors no later than the next regularly scheduled quarterly meeting of the Board and Board committees.

Compensation of Directors

During 2007, directors who are not employees of ours were paid $7,500 for attendance at each regular quarterly Board meeting attended in person, $2,000 for attendance at the annual Board "retreat," $1,500 for attendance at each special Board meeting, and $1,500 for each committee meeting attended if such meeting occurred other than in conjunction with regularly scheduled quarterly Board meetings. Commencing in 2008, directors who are not employees of ours are paid $12,000 for attendance at each regular quarterly Board meeting attended in person. Directors who are members of a special committee of the Board received a fee of $2,500 for special committee meetings attended in person, and $1,500 for special committee meetings attended by phone in 2007. In addition, the Chairman of the Audit Committee is paid $4,000 in January of each year for services associated with that office. Each director who is not an employee of ours also receives in January of each year $32,000 worth of shares of our common stock, valued as of the close of business on the last business day before the regular January meeting of the Compensation Committee, as additional compensation for such director's services.

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board. No director who is an employee of ours receives separate compensation for services rendered as a director.

The following table sets forth cash and other compensation paid to directors who are not Named Executive Officers during 2007:

2007 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Samuel P. Bell, III	$42,000	$32,000	$ 0	$74,000
Hugh M. Brown	43,000	32,000	0	75,000
J. Powell Brown	-	-	$1,151,114 (1)	1,151,114
Bradley Currey, Jr.	41,500	32,000	0	73,500
Theodore J. Hoepner	32,500	32,000	0	64,500
David H. Hughes	32,500	32,000	0	64,500
Toni Jennings	33,500	32,000	0	65,500
Wendell Reilly	9,000	-	0	9,000
John R. Riedman	39,000	32,000	0	71,000
Jan E. Smith	47,500	32,000	0	79,500
Chilton D. Varner	40,500	32,000	0	72,500

(1) Mr. J. Powell Brown is employed by us as President and his compensation in 2007 consisted of the following items: $320,459 in base salary, $796,721 in bonus, $8,400 in perquisites and other personal benefits, $9,000 in Company contributions to retirement and 401(k) plans and $16,533 in cash dividends paid on granted PSP shares that have met the first condition of vesting.

Related Party Transactions Policy

Our Board of Directors has adopted a written policy governing the approval of related party transactions. "Related Party Transactions" are transactions in which the Company is a participant, the amount involved exceeds $120,000 when all such transactions are aggregated with respect to an individual, and a "related party" had, has or will have a direct or indirect material interest. "Related parties" are our directors (including any nominees for election as directors), our executive officers, any shareholder who beneficially owns more than five percent (5%) of our outstanding common stock and any firm, corporation, charitable organization or other entity in which any of the persons listed above is an officer, general partner or principal or in a similar position or in which the person has a beneficial ownership interest of 10% or more. Under the Related Party Transactions Policy (the "Policy"), our General Counsel (or our Chief Executive Officer if the related party is the General Counsel or an immediate family member of the General Counsel's) will review potential Related Party Transactions to determine if they are subject to the Policy. If so, the transaction will be referred to the Nominating/Corporate Governance Committee for approval or ratification. If, however, the General Counsel determines that it is not practical to wait until the next meeting of the Nominating/Corporate Governance Committee, the Chair of the Nominating/Corporate Governance Committee shall have the authority to act on behalf of the Nominating/Corporate Governance Committee in approving or ratifying a Related Party

Transaction (unless the Chair of the Nominating/Corporate Governance Committee is a Related Party in the Related Party Transaction). In determining whether to approve a Related Party Transaction, the Nominating/Corporate Governance Committee (or, as applicable, the Chair of the Nominating/Corporate Governance Committee) will consider, among other things, the benefits of the transaction to the Company, the potential effect of entering into the transaction on a director's independence, the availability of other sources for the products or services, the terms of the transaction and the terms available to unrelated third parties generally. The Nominating/Corporate Governance Committee has authority to administer the Related Party Transactions Policy and to amend it as appropriate.

The Related Party Transactions Policy was established following our 2007 fiscal year, and therefore, with the exception of the transaction described with respect to Richard Freebourn, Jr., which occurred in 2008, the transactions discussed below were not subject to review, approval or ratification under the Related Party Transactions Policy.

Certain Relationships and Related Transactions

John R. Riedman, one of our directors, is Chairman of, and holds an equity interest of greater than ten percent (10%) in, Riedman Corporation, the landlord under a lease agreement with one of our subsidiaries, as tenant, with respect to office space in Rochester, New York. The lease provides for payment of annual rent of $255,000 for the first three years of a five-year lease term that commenced January 1, 2006, and three percent (3.0%) of the total revenues of the Rochester office for the remaining two years of the term.

J. Powell Brown, who is the son of J. Hyatt Brown, is employed by us as President and also has served as a director since October 2007, and received compensation of $1,151,114 for services rendered to us in his capacity as President in 2007. P. Barrett Brown, who is also the son of J. Hyatt Brown, is employed by Brown & Brown of Florida, Inc. and was previously employed with the Orange, California retail office of Brown & Brown of California, Inc., each a subsidiary of ours, and he received compensation of $170,592 for services rendered to those subsidiaries in 2007.

Brian Henderson, who is the son of Jim W. Henderson, is employed by Peachtree Special Risk Brokers, LLC, one of our subsidiaries, as a vice president and profit center leader in Boca Raton, Florida and received compensation of $504,187 for services rendered to that subsidiary in 2007.

Joanne B. Penny, who is the mother of J. Scott Penny, is employed by us as a producer in our Daytona Beach, Florida retail office and received compensation of $162,781 for services rendered in 2007.

Richard A. Freebourn, Jr., who is the son of Richard A. Freebourn, Sr., is employed by us as profit center leader in the Virginia Beach office of Brown & Brown Insurance Agency of Virginia, Inc., one of our subsidiaries, and previously served as a bond manager in the Daytona Beach, Florida office of Brown & Brown of Florida, Inc. Mr. Freebourn, Jr. received compensation of $159,463 for services rendered in 2007. In March 2008, a subsidiary of ours purchased Mr. Freebourn, Jr.'s Orlando, Florida-area home, which had an appraised value as of September 2007 of $315,000, for $299,680 in connection with Mr. Freebourn, Jr.'s relocation to Virginia to assume responsibilities in connection with his promotion to profit center leader in Virginia Beach, and subsequently sold that home for $245,530, a difference of $54,150.

J. Hyatt Brown is a director of SunTrust Banks, Inc., an affiliate of SunTrust Bank Holding Company. J. Powell Brown is a member of the Board of the SunTrust Bank/Central Florida. We have a $20 million revolving credit facility and a term loan that was paid in full at December 31, 2007 with SunTrust Banks, Inc., and SunTrust Banks, Inc. also acts as escrow agent with respect to accounts related to certain acquisitions we have made. We expect to continue to use SunTrust Banks, Inc. during 2008 for a substantial portion of our cash management requirements. Two of our subsidiaries provide insurance-related services to subsidiaries of SunTrust Banks, Inc., and a number of our offices provide services with respect to premium financing to another such subsidiary of SunTrust Banks, Inc.

For additional information concerning transactions with related persons, see "Executive Compensation - Compensation Committee Interlocks and Insider Participation."

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING

Section 16(a) of the Securities Exchange Act, as amended, requires our directors, officers, and persons who own more than ten percent (10%) of our outstanding shares of common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Directors, officers and 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of such reports furnished to us and written representations from certain reporting persons that no SEC Form 5s were required to be filed by those persons, we believe that during 2007, our directors, officers and 10% beneficial owners timely complied with all applicable filing requirements, except Messrs. Lloyd, Paschke and Strianese. In the case of each of Messrs. Paschke and Strianese, Form 4s reflecting grants of stock pursuant to our Stock Performance Plan were filed one day late in July 2007 and in the case of Mr. Lloyd, the Form 4 reflecting a grant of stock pursuant to our Stock Performance Plan in January 2007 was not filed until February 2007 due to an administrative oversight.

COMPENSATION DISCUSSION AND ANALYSIS

Our overall compensation philosophy is as follows:

- Attract and retain high-quality people, which is crucial to both the short-term and long-term success of the Company;
- Reinforce strategic performance objectives through the use of incentive compensation programs; and
- Create a mutuality of interest between the executive officers and shareholders through compensation structures that promote the sharing of the rewards and risks of strategic decision-making.

Our compensation system is designed to reward results as manifested in increases in net income, pre-tax earnings, and our stock price. We seek to provide an executive compensation package that is driven by our overall financial performance, the increase in shareholder value, the success of the business units directly impacted by the executive's performance, and the performance of the individual executive.

We provide a combination of pay elements with the goal of aligning executive incentives with shareholder value. Our executive compensation program includes both short and long-term compensation, with an emphasis on compensation that is tied to corporate and stock price performance. In the case of both our 2000 Incentive Stock Option Plan for Employees and our Stock Performance Plan, stock price appreciation is fundamental in realizing a compensation benefit. By emphasizing longer performance measurement periods by using long-term incentives, we align our executives' interests with our shareholders' interests and create an effective retention measure.

In this section, we discuss certain aspects of our compensation program as it pertains to our principal executive officer, our principal financial officer, and our three other most highly-compensated executive officers in 2007 (collectively, the "Named Executive Officers"). Our discussion focuses on compensation and practices relating to our most recently completed fiscal year.

Base Compensation. Base salaries are designed to provide competitive levels of compensation to our executives based on scopes of responsibility and duties. We pay base salaries because they provide a basic level of compensation and are necessary to recruit and retain executives. Salary levels for the Named Executive Officers other than the Chief Executive Officer are recommended by the Chief Executive Officer and reviewed by the Compensation Committee during the first quarter based upon the qualitative performance of each officer during the previous year. Each of the Named Executive Officers other than the Chief Executive Officer reports to the Chief Executive Officer. If an officer has had no change in duties, the percentage of annual salary increases for such officer generally is expected to be approximately 3-5% of the officer's base salary. Exceptional performance or an increase in the officer's responsibilities may merit a larger increase. In 2007, the result of application of these precepts was that the Compensation Committee, after consideration and review, accepted the recommendation of the Chief Executive Officer that annual salary increases of 3.5% be approved for the Named Executive Officers other than the Chief Executive Officer. For information concerning compensation determinations for the Chief Executive Officer, please refer to the paragraph captioned "CEO Compensation," below.

Annual Bonuses. The bonuses for the Named Executive Officers other than the Chief Executive Officer are recommended by the Chief Executive Officer and reviewed by the Compensation Committee. With respect to bonuses for 2007, after consideration, discussion and review, the Compensation Committee accepted the recommendations of the Chief Executive Officer with respect to the bonuses for the Named Executive Officers other than the Chief Executive Officer, all of whom report to the Chief Executive Officer, without modification. The bonuses are based primarily on objective criteria, such as the earnings growth of the Company as a whole and/or the performance of the offices for which each such executive officer is responsible In 2007, as in past years, including 2006, the bonuses of the Named Executive Officers were initially calculated based upon the following formula: 90% of the bonus in the previous year multiplied by the percentage increase in earnings per share in the most recently completed fiscal year, which in 2007 was 10.7%. The resulting figure is subject to adjustment based upon a subjective analysis of the officer's duties and performance, in the discretion of the Compensation Committee. For 2007, such an adjustment was made in the form of a reduction of the bonus that would otherwise have been payable to Mr. Kirk, due to fact that the business units which comprise his region did not, in the aggregate, achieve their budgets. For information concerning compensation determinations for the Chief Executive Officer, please refer to the paragraph captioned "CEO Compensation," below.

Long-Term Compensation: Stock Performance Plan and 2000 Incentive Stock Option Plan. We emphasize long-term variable compensation at the senior executive levels because of our desire to reward effective long-term management decision-making and our desire to retain executive officers who have the potential to impact both our short-term and long-term profitability. Long-term incentives are designed to focus attention on long-range objectives and future returns to shareholders, and are presently delivered to the Named Executive Officers other than the Chief Executive Officer through the Stock Performance Plan (the "PSP") and our 2000 Incentive Stock Option Plan for Employees (the "ISO Plan"). The Compensation Committee administers both our PSP and our ISO Plan, and may grant shares of performance stock under the PSP and/or stock options under the ISO Plan to key employees based upon salary levels, sales production levels and performance evaluations. Grants of stock pursuant to the PSP and grants of options pursuant to the ISO Plan have in past years been made to each of the Named Executive Officers other than J. Hyatt Brown, the Chairman and Chief Executive Officer of the Company, who is not a participant in either the PSP or the ISO Plan.

No grants were made to any of the Named Executive Officers in 2007 under either the PSP or the ISO Plan. In February 2008, additional grants were made to the Named Executive Officers other than the Chief Executive Officer under both the PSP and the ISO Plan, and these grants are discussed below.

Grants of stock under our PSP are intended to provide an incentive for key employees to achieve our long-range performance goals by providing incentives to remain with us for a long period after the grant date and by tying the vesting of the grant to appreciation of our stock price. All of the Named Executive Officers other than the Chief Executive Officer have received PSP grants that include two conditions of vesting: first, the grants "tranche" in increments of 20% each time that the 20-day trading average of our stock price increases by 20% in the five years following the date of the grant. Thus, in the event that the stock price doubles, or increases by 100%, within five years following the date of grant, the first condition of vesting is met with respect to the entire amount of the grant. Alternatively, if the stock price does not increase by 20% within five years following the date of grant, the first condition of vesting would not be met with respect to any portion of the grant. Once the first condition of vesting is met with respect to any portion of shares granted under this Plan, the grantee is entitled to receive dividends and to vote that portion of the shares. The Named Executive Officers other than the Chief Executive Officer initially received grants under the PSP in 1996, and thereafter in 1998, 2001, 2003 and 2008, in each instance after the first condition of vesting had been met with respect to all previous grants under this Plan. Grant amounts were determined based upon the nature and extent of job duties. Additionally, Messrs. Kirk and Walker received PSP grants in 1997 and 2000, respectively, based upon expansions of their job responsibilities. The second condition of vesting for all of the Named Executive Officers who have received PSP grants is continued employment with us for a period of 15 years following the date of grant or, if earlier, until the attainment of age 64, or disability or death. None of the grants made to the Named Executive Officers has met the second condition of vesting. If and when such condition is met, the vested shares will be delivered, and the market value of such shares as of the vesting date will be taxed as ordinary income to the recipients.

In January 2008, the Board approved, upon the recommendation of the Compensation Committee, an amendment to the PSP's vesting provisions relating to vesting of shares that have met the first condition of vesting (the result of stock price increases) upon attainment of age 64. The effect of such amendment is that for PSP grants made after January 2008, participants attaining age 64 receive a *pro rata* portion (based on the number of years that have passed since the date of the grant, divided by 15) of grants or portions of grants that have met the first condition of vesting. Thereafter, such participants receive an additional 1/15 of such grants or portions of grants each year through the fifteenth year from the date of the grant.

Grants of qualified and non-qualified stock options under our ISO Plan are intended to provide an incentive for key employees to achieve our short- to medium-range performance goals. In 2000, such grants were made to the Named Executive Officers other than the Chief Executive Officer and the Chief Financial Officer, and in 2003, when it was apparent that all grants made in 2000 had vested on an accelerated basis due to the satisfaction of the performance standard described below, grants were made to all of the Named Executive Officers other than the Chief Executive Officer. Additional grants were made to the Named Executive Officers other than the Chief Executive Officer in 2008, after the expiration of the period in which acceleration of the vesting of the 2003 ISO Plan grants could occur. The amounts of the grants made in 2000 and 2003 were generally based on operating profit of the offices for which each of the Named Executive Officers receiving such grants was responsible. In each instance (other than the 2003 grant to the Chief Financial Officer), there was potential for acceleration of the vesting of these option grants based on the achievement of compound annual growth in pre-tax earnings in excess of 15% in the grantee's region over the three-year period following the end of the specified "base year." The granted options either (a) vested as this performance standard was achieved (that is, vesting was accelerated and occurred, in whole or in part, as the case may be, based on the extent to which pre-tax earnings grew in the referenced three-year period) or, in the event or to the extent that the performance standard was not achieved, (b) will vest on the day prior to the ten (10)-year anniversary date of the grant, whichever is earlier. Additionally, in some instances, at the election of the grantee, the exercise dates of limited portions of the grants were established to maximize the extent to which the options are tax-qualified rather than non-qualified. Vested stock options may be exercised only pursuant to a schedule set forth in each grantee's agreement with us. The grantee may not sell or transfer any granted stock options.

In February 2008, grants were made to the Named Executive Officers other than the Chief Executive Officer under the PSP and the ISO Plan. In the case of the grants made under the PSP, additional grants to many key employees, including the Named Executive Officers other than the Chief Executive Officer, had been contemplated and discussed in regular meetings of the Committee throughout 2007. This was because the Committee was aware that as of January 2008, either the first condition of vesting would be met or forfeiture would occur with respect to the last PSP grants made to these persons five years earlier, in 2003. The Committee had previously agreed that the first quarter of 2008 would therefore be the appropriate time to consider additional PSP grants on a broad scale to participants who last received PSP grants in 2003. Senior leadership of the Company conducted an extensive and detailed review of these participants in January and February 2008 determining, in each instance, whether or not a new grant was warranted, and if so, at what level, and the Chief Executive Officer developed his recommendations to the Committee with respect to the Named Executive

Officers other than the Chief Executive Officer, all of whom report to the Chief Executive Officer, as part of this process. Information about this process and the basis for the recommendations made was shared with the Committee in the meeting at which the proposed grants were considered in February 2008. Additionally, the Committee considered and discussed publicly available information concerning stock-based compensation paid by other publicly-held brokerage firms for the year ended December 31, 2006 (the most recent available numbers) in reaching its determinations. The publicly-held brokerage firms whose information was included in this analysis were Aon Corporation, Arthur J. Gallagher & Co., Hilb Rogal & Hobbs Company, Marsh & McLennan Companies, and Willis Group Holdings Limited. The recommendation of the Chief Executive Officer, which was approved by the Compensation Committee after review and discussion, was that the PSP grants made to the Named Executive Officers other than the Chief Executive Officer have a value of twice the value of the grants made to each of these officers in 2003, subject to adjustment based upon a subjective analysis of the officer's duties and performance, in the discretion of the Compensation Committee. As a result, each of the Named Executive Officers other than the Chief Executive Officer received PSP grants with a value of twice the value of the 2003 grants that each had received with the exception of Mr. Riley, whose 2008 grant had a value of more than twice the value of the grant received in 2003 due principally to recognition of his success in identifying, negotiating and consummating acquisitions during 2007. In the case of the grants made under the ISO Plan, the number of shares granted to the Named Executive Officers other than the Chief Executive Officer was recommended by the Chief Executive Officer based upon analysis of each officer's duties and performance, and after consideration, review and discussion, those recommendations were approved without modification by the Committee. In each instance, there is potential for acceleration of the vesting of these option grants in increments of twenty percent (20%) based upon each 20% increase in the stock price above the stock price at the time of the grant, based on a 20-trading-day average. Absent the satisfaction of this condition of acceleration, the options vest three months prior to their dates of expiration ten years after the date of grant.

CEO Compensation. With respect to the salary and bonus of J. Hyatt Brown, the Chairman and Chief Executive Officer of the Company, the Compensation Committee annually sets these amounts based upon the general operating performance of the Company and the performance of the Chief Executive Officer. The performance criteria most closely examined by the Committee are improvements in the Company's earnings per share and net income, as well as the continuing growth of the Company's business. The Committee also considers the annual Board evaluations of the performance of the Chief Executive Officer, and the salary levels and other compensation of chief executive officers in companies competitive with the Company. For 2007, the Committee considered publicly available information concerning the compensation of chief executive officers of Aon Corporation, Arthur J. Gallagher & Co., Hilb Rogal & Hobbs Company, Marsh & McLennan Companies and Willis Group Holdings Limited, taking into account the differences in size of the peer companies as compared with the Company.

A salary increase of 3.5% for the Chief Executive Officer was unanimously approved by the Committee for 2008. The $1,137,610 bonus for the Chief Executive Officer which was also unanimously approved by the Compensation Committee, was calculated by multiplying 90% of the bonus paid for 2006 by the 10.7 % increase in the Company's 2007 earnings per share over 2006. The Chief Executive Officer does not participate in the PSP or the ISO Plan.

The Committee reported the salary and bonus amounts set for the Chief Executive Officer to the full Board of Directors (excluding Mr. Hyatt Brown) in January 2008.

Other Compensation. As appropriate, and in the reasonable discretion of the Chief Executive Officer, certain golf or social club membership dues of the Named Executive Officers who have responsibility for the entertainment of clients, prospective clients and principals of acquisition prospects are reimbursed by the Company. Additionally, the Company reimburses the costs of annual physical examinations that are not otherwise covered by insurance for each of the Named Executive Officers. Along with all other full-time employees, each of the Named Executive Officers is eligible: (a) to receive matching and profit-sharing contributions made by the Company to the 401(k) accounts of participants in the qualified 401(k) Plan sponsored by the Company, (b) to participate in the Company's Employee Stock Purchase Plan, (c) to participate in group medical, dental and other benefit plans subscribed to by the Company and its subsidiaries and (d) to the extent permitted by applicable law, for reimbursement of any amounts earned by the Company on personal lines insurance such as homeowners and flood insurance purchased by such employees.

We offer a qualified 401(k) Plan to provide a tax-advantaged savings vehicle. We make matching contributions of 2.5% of contributions made by each participant to the 401(k) Plan to encourage employees to save money for their retirement. Additionally, in January of each year, the Board considers a discretionary profit-sharing distribution to 401(k) Plan participants and in January 2007, as in each year for at least the preceding 14 years, such a distribution, in an amount equaling 1.5% of compensation as reflected on each participant's Wage and Tax Statement on Form W-2, was approved. These plans, and our contributions to them, enhance the range of benefits we offer to executives and enhance our ability to attract and retain key employees.

Policy on Tax Deductibility. The Committee considers the anticipated tax treatment to the Company in its review and establishment of compensation programs and payments, including the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"). Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for the Named Executive Officers, other than compensation that is performance-based under a plan that is approved by the shareholders and that meets certain other technical requirements. The deductibility of compensation payments can depend upon numerous factors, including the nature of the payment and the time that income is recognized under various awards. Interpretations of, and changes in, applicable tax laws and regulations as well as other factors beyond the control of the Committee also can affect deductibility of compensation. Our general policy is to deliver equity-based compensation to employees in as tax-efficient a manner as possible, taking into consideration the overall cost to the Company, for which the Company accounts in accordance with Statement of Financial Accounting Standards ("SFAS") 123R, "Share-Based Payment," issued by the Financial Accounting Standards Board ("FASB"). The Committee will continue to monitor developments and assess alternatives for preserving the deductibility of compensation payments and benefits to the extent reasonably practicable, consistent with its compensation policies and as determined to be in the best interests of the Company and its shareholders.

Payments in the Event of Change in Control. The only Named Executive Officer whose employment agreement includes change in control provisions is J. Hyatt Brown. Those provisions require that there be both a change in control and an involuntary termination without "cause" or a voluntary termination for "good reason," which is often referred to as a "double-trigger." The double-trigger ensures that we will become obligated to make payments under the employment agreement only if Mr. Hyatt Brown's employment actually terminates as a result of the change in control. For details of the change in control provisions applicable to Mr. Hyatt Brown, please see the table titled "Potential Payments Upon Termination or Change in Control - 2007" and the section titled "Employment and Deferred Compensation Agreements," below.

The PSP and the ISO Plan include change in control provisions. The PSP provides that all granted PSP stock shall become fully vested and nonforfeitable in the event of: (i) the Company's entry into any agreement to sell all or substantially all of its assets or to enter into any merger, consolidation, reorganization, division or other corporate transaction in which Company stock is converted into another security or into the right to receive securities or property, where such agreement does not provide for the assumption or substitution of PSP Stock; (ii) any tender or exchange offer for the Company's stock accepted by a majority of the shareholders of the Company; or (iii) the death of J. Hyatt Brown and the subsequent sale by his estate, his wife, his parents, his lineal descendants, any trust created for his benefit during his lifetime, or any combination of the foregoing, of the Company stock owned by J. Hyatt Brown prior to his death. The PSP further provides that if any shares of PSP stock become fully vested and nonforfeitable because of the occurrence of these events, the Company shall pay to the holders of such shares, within 60 days of the occurrence of such event, the full amount of any federal and state income tax liability incurred by such holder as a result of such vesting, including, without limitation, any excise tax with respect to such vesting (e.g., under Internal Revenue Code Section 4999 and any successor provision) as well as the amount of any tax liability with respect to the "gross-up" payment described in the preceding sentence. Additionally, the PSP provides that in the event of any "Change in Control" (as defined in the PSP), the Board thereafter shall have the right to take such action with respect to any shares of PSP stock that are forfeitable, or all such shares of PSP stock, as the Board in its sole and absolute discretion deems appropriate under the circumstances to protect the interests of the Company in maintaining the integrity of the awards under the PSP, and states that the Board shall have the right to take different action with respect to different "Key Employees" (as defined in the PSP) or different groups of "Key Employees," as the Board in its sole and absolute discretion deems appropriate under the circumstances. For information concerning the value of the vested PSP stock that each of the Named Executive Officers would have in the event that one of the triggering events described above occurred on the last business day of 2007, please see the table titled "Potential Payments Upon Termination or Change in Control - 2007" below.

The ISO Plan provides that all participants, which includes all of the Named Executive Officers other than the Chief Executive Officer, shall be deemed to have vested one hundred percent (100%) in all options granted under that plan in the event of such participant's involuntary or constructive termination of service with us (other than for specified causes, as set forth in the ISO Plan) within 12 months after a "Transfer of Control" as defined in the ISO Plan. For information concerning the value of the vested options that each of the Named Executive Officers would have under the ISO Plan in the event that termination of employment after "Transfer of Control" had occurred on the last business day of 2007, please see the table titled "Potential Payments Upon Termination or Change in Control - 2007" below.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL - 2007

Name	Benefit	Before Change in Control Termination w/o Cause or Resignation for Good Reason	After Change in Control Termination w/o Cause or Resignation for Good Reason	Voluntary Termination	Death	Disability	Change in Control
J. Hyatt Brown	Employment Agreement	$ 0	$54,726,234(1)	$ 0	$ 0	$ 0	$54,726,234
Cory T. Walker	ISO(2)	0	386,000	0	0	0	386,000
	PSP(2)	0	4,159,124	0	4,159,124	4,159,124	4,159,124
Jim W. Henderson	ISO(2)	0	97,828	0	0	0	97,828
	PSP(2)	0	5,902,448	0	5,902,448	5,902,448	5,902,448
Kenneth D. Kirk	ISO(2)	0	102,537	0	0	0	102,537
	PSP(2)	0	5,798,108	0	5,798,108	5,798,108	5,798,108
Thomas E. Riley	ISO(2)	0	1,395,483	0	0	0	1,395,483
	PSP(2)	0	5,848,868	0	5,848,868	5,848,868	5,848,868

(1) Additionally, in the event of termination of Mr. Hyatt Brown's employment following a change in control as defined in his employment agreement, the Company (or our successor) would be required to pay Mr. Hyatt Brown an amount (a "gross-up payment") with respect to excise taxes that may be imposed under applicable tax laws on payments and benefits received in connection with a change of control. The gross-up payment would make Mr. Brown whole for excise taxes (and for all taxes on the gross-up payment) with respect to payments and benefits received. Mr. Hyatt Brown would also be entitled to continuation of group medical and other like benefits offered by the Company to employees for a period of three years following involuntary or constructive termination following a change in control, which, had the triggering events occurred on December 31, 2007, the last business day of the Company's last completed fiscal year, would total approximately $24,177 for medical and other benefits and $27,000 representing Company contributions to its 401(k) Plan. For more detailed information concerning the terms of Mr. Hyatt Brown's employment agreement, please see the section titled "Employment and Deferred Compensation Agreements" below.

(2) All figures shown for the value of stock granted under the PSP and the ISO Plan that would vest upon death, disability or following a change in control are calculated based on the assumption that the triggering event(s) for such vesting took place on December 31, 2007, the last business day of the Company's last completed fiscal year, and that the price per share of our common stock is $23.50, the closing market price as of that date. For more detailed information concerning the change in control provisions of the PSP and the ISO Plan, please see the section titled "Compensation Discussion and Analysis - Payments in the Event of Change in Control" above.

EXECUTIVE COMPENSATION

The following table sets forth the compensation received by our Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers in 2007 (the "Named Executive Officers") for services rendered to us in such capacity for the years ended December 31, 2007 and 2006:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen-sation($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)	All Other Compensation ($)(1)	Total ($)
J. Hyatt Brown	2007	$636,141	$1,137,610	$ 0	$ 0	$ 0	$ 0	$132,465(2)	$1,906,216
Chairman of the Board & Chief Executive Officer	2006	614,629	1,142,292	0	0	0	0	147,950(2)	1,904,871
Cory T. Walker	2007	229,355	275,420	0	0	0	0	54,958	559,733
Chief Financial Officer, Sr. Vice President and Treasurer	2006	221,600	276,444	0	0	0	0	49,100	547,144
Jim W. Henderson	2007	454,974	1,010,087	0	0	0	0	85,115	1,550,176
Vice Chairman & Chief Operating Officer	2006	439,589	1,013,838	0	0	0	0	80,671	1,534,098
Kenneth D. Kirk	2007	333,937	797,000	0	0	0	0	75,034	1,205,971
Regional President	2006	312,133	800,000	0	0	0	0	71,174	1,183,307
Thomas E. Riley	2007	374,685	929,847	0	0	0	0	83,346	1,387,878
Regional President	2006	362,014	933,300	0	0	0	0	73,212	1,368,526

(1) These dollar amounts include the items identified in the table titled "All Other Compensation Table " below.

(2) This amount includes the annual premium of approximately $98,496 paid for a life insurance policy with limits of $20 million on the lives of Mr. Hyatt Brown and his spouse pursuant to which proceeds will be paid to the Company upon the later of the death of Mr. Hyatt Brown or his spouse. Pursuant to an agreement between the Company and Mr. and Mrs. Hyatt Brown, at the option of the estate of the second to die (the "Estate"), we will purchase stock of the Company owned by the Estate in an amount not to exceed the proceeds of the above-referenced insurance policy.

ALL OTHER COMPENSATION TABLE - 2007

Name	Year	Perquisites and Other Personal Benefits ($)(1)	Tax Reimbursements ($)	Insurance Premiums ($)(2)	Company Contributions to Retirement and 401(k) Plans ($)	Severance Payments / Accruals ($)	Cash Dividends (3) ($)	Total ($)
J. Hyatt Brown	2007	$ 13,226	$ 0	$110,238	$9,000	$ 0	$ 0	$132,465
	2006	28,255	0	110,895	8,800	0	0	147,950
Cory T. Walker	2007	0	0	1,712	9,000	0	44,246	54,958
	2006	1,320	0	1,813	8,800	0	37,167	49,100
Jim W. Henderson	2007	11,108	0	2,215	9,000	0	62,792	85,115
	2006	17,068	0	2,058	8,800	0	52,745	80,671
Kenneth D. Kirk	2007	4,352	0	0	9,000	0	61,682	75,034
	2006	10,561	0	0	8,800	0	51,813	71,174
Thomas E. Riley	2007	10,117	0	2,007	9,000	0	62,222	83,346
	2006	10,402	0	1,743	8,800	0	52,266	73,212

(1) These amounts include reimbursement of the cost of annual physical examinations to the extent not otherwise covered by insurance and reimbursement of certain club membership dues. For additional information, please see "Compensation Discussion and Analysis - Other Compensation."

(2) These dollar amounts include amounts earned by the Company and reimbursed to these employees for personal lines insurance purchased by these employees through the Company or its subsidiaries. In the case of Mr. Hyatt Brown, the amount also includes the matters described in footnote 2 to the Summary Compensation Table, above.

(3) These amounts represent cash dividends paid on granted PSP shares that have met the first condition of vesting.

Grants of Plan-Based Awards in 2007

No stock options, stock awards or non-equity incentive plan awards were granted to the Named Executive Officers in 2007.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The closing market price of our stock underlying the stock options granted under our 2000 Incentive Stock Option Plan for Employees was $23.50 per share as of December 31, 2007. The resulting difference between the year-end market price and the adjusted exercise price per share of $4.84 for options granted in 2000 is $18.66 per share, and the adjusted exercise price per share of $15.78 for options granted in 2003 is $7.72 (per share exercise prices are adjusted to reflect the two-for-one common stock splits that become effective November 28, 2005, November 21, 2001 and August 9, 2000, respectively). Therefore, the values at fiscal year-end of unexercised "in-the-money" options granted to the Named Executed Officers are as set forth in the table below:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END - 2007

	Option Awards							Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
J. Hyatt Brown	-	-	-	-	-	-	-	-	-
Cory T. Walker	-	-	50,000	15.78	3/24/2013	176,984	4,159,124	4,286	100,721
Jim W. Henderson	-	-	-	4.83	4/20/2010	251,168	5,902,448	5,142	120,837
	-	12,672	-	15.78	3/24/2013	-	-	-	-
Kenneth D. Kirk	41,360	-	-	4.83	4/20/2010	246,728	5,798,108	4,572	107,442
	100,118	-	13,282	15.78	3/24/2013	-	-	-	-
Thomas E. Riley	82,720	-	-	4.83	4/20/2010	248,888	5,848,868	4,572	107,442
	-	-	180,762	15.78	3/24/2013	-	-	-	-

OPTION EXERCISES AND STOCK VESTED - 2007

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
J. Hyatt Brown	-	-	-	-
Cory T. Walker	-	-	-	-
Jim W. Henderson	604,880	10,866,681	-	-
Kenneth D. Kirk	-	-	-	-
Thomas E. Riley	-	-	-	-

Long-Term Incentive Plans - Awards in Last Fiscal Year

No shares of stock under our Stock Performance Plan were granted to the Named Executive Officers in 2007.

Employment and Deferred Compensation Agreements

Effective July 29, 1999, J. Hyatt Brown entered into an Employment Agreement that superseded Mr. Brown's prior agreement with us. The agreement provides that Mr. Brown will serve as Chairman of the Board and Chief Executive Officer. The agreement also provides that upon termination of employment, Mr. Brown will not directly or indirectly solicit any of our clients or employees for a period of three years.

The agreement requires us to make a payment to an escrow account upon a "Change of Control" (as defined in the agreement) and if, within three years after the date of such Change of Control, Mr. Brown is terminated or he resigns as a result of certain Adverse Consequences (as defined in the agreement), the amount in the escrow account will be released to Mr. Brown. The amount of the payment will be equal to two times the following amount: three times the sum of Mr. Brown's annual base salary and most recent annual bonus, multiplied by a factor of one plus the percentage (expressed as a decimal amount) representing the percentage increase, if any, in the price of our common stock between the date of the agreement and the close of business on the first business day following the date the public announcement of the Change of Control is made. Mr. Brown will also be entitled to receive all benefits he enjoyed prior to the Change of Control for a period of three years after the date of termination of his employment.

Additionally, in the event of termination of Mr. Brown's employment following a change in control as defined in the Employment Agreement, the Company (or our successor) would be required to pay Mr. Brown an amount (a "gross-up payment") with respect to excise taxes that may be imposed under applicable tax laws on payments and benefits received in connection with a change of control. The gross-up payment would make Mr. Brown whole for excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received.

As defined in the Employment Agreement, a "Change of Control" includes the acquisition by certain parties of 30% or more of our outstanding voting securities, certain changes in the composition of the Board of Directors that are not approved by the incumbent Board, and the approval by our shareholders of a plan of liquidation, certain mergers or reorganizations, or the sale of substantially all of our assets. The "Adverse Consequences" described above generally involve our (or our successor's) breach of the Employment Agreement, a change in the terms of Mr. Brown's employment, a reduction in our dividend policy, or a diminution in Mr. Brown's role or responsibilities.

We entered into the Employment Agreement with Mr. Brown after determining that it was in our best interests and our shareholders' best interests to retain his services in the event of a threat or occurrence of a Change of Control and thereafter, without alteration or diminution of his continuing leadership role in determining and implementing our strategic objectives. We also recognized that, unlike our other key personnel who participate in our Stock Performance Plan, Mr. Brown does not participate in that plan and would not enjoy the benefit of the immediate vesting of stock interests granted pursuant to that plan in the event of a Change of Control. The same is true of the subsequently adopted 2000 Incentive Stock Option Plan for Employees. Brown & Brown or Mr. Brown may terminate his employment at any time upon 30 days' notice.

Jim W. Henderson, J. Powell Brown, Thomas E. Riley, Kenneth D. Kirk, Linda S. Downs, C. Roy Bridges, Charles H. Lydecker, Kenneth R. Masters, Michael Paschke, J. Scott Penny, Tony Strianese, Cory T. Walker, Laurel L. Grammig, Richard A. Freebourn, Sr., Thomas M. Donegan, Jr. and Robert W. Lloyd have each entered into standard employment agreements with us. These agreements may be terminated by either party (in the case of Ms. Downs and Messrs. Henderson and Kirk, upon 30 days' advance written notice). Compensation under these agreements is at amounts agreed upon between us and the employee from time to time. Additionally, for a period of two years following the termination of employment (three years in the case of Ms. Downs and Messrs. Henderson, Powell Brown, Kirk, and Riley), these agreements prohibit the employee from directly or indirectly soliciting or servicing our clients, or soliciting our employees to leave their employment with us.

Compensation Committee Interlocks and Insider Participation

Since May 2007, the members of our Compensation Committee have been Chilton D. Varner (Chair), Theodore Hoepner, David H. Hughes, Toni Jennings and Jan E. Smith. Prior to May 2007, the members of our Compensation Committee were Samuel P. Bell, III (Chairman), Hugh M. Brown, Bradley Currey, Jr., David H. Hughes, Toni Jennings (effective January 2007), Jan E. Smith and Chilton D. Varner.

David H. Hughes is a director of SunTrust Banks, Inc., Jan E. Smith is a director of SunTrust Bank/Gulf Coast, Hugh M. Brown is a director of SunTrust Bank of Orlando and Toni Jennings is a director of SunTrust Bank/Central Florida. We have a $20 million revolving credit facility and a term loan with no remaining balance at December 31, 2007 with SunTrust Banks, Inc., an affiliate of SunTrust Bank Holding Company. SunTrust Banks, Inc. also acts as escrow agent with respect to accounts related to certain acquisitions we have made. We expect to continue to use SunTrust Banks, Inc. during 2008 for a substantial portion of our cash management requirements. Two of our subsidiaries provide insurance-related services to subsidiaries of SunTrust Banks, Inc., and a number of our offices provide services with respect to premium financing to another such subsidiary of SunTrust Banks, Inc. Payments made to, and received from, SunTrust Banks, Inc. and its subsidiaries ("SunTrust") in 2007 totaled less than 1.0% of our or SunTrust's total consolidated revenues.

For additional information concerning transactions with related persons, see "Certain Relationships and Related Transactions."

Compensation Committee Report

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Proxy Statement, in whole or in part, the following Board Compensation Committee Report shall not be incorporated by reference into any such filings.

The Compensation Committee of the Board of Directors (the "Compensation Committee" or the "Committee") establishes the Company's general compensation philosophy and oversees the development and implementation of compensation programs. The principal recurring responsibilities of the Committee are to: (1) annually evaluate the performance of the Chief Executive Officer in light of relevant corporate goals and objectives and set the compensation level of the Chief Executive Officer based on this evaluation; (2) make recommendations to the Board with respect to the Company's existing and proposed incentive compensation plans and equity-based plans and to oversee the administration of these plans; and (3) make recommendations to the Board on the non-employee Directors' compensation. The Compensation Committee consists of independent, non-employee Directors, who are appointed by the Board of Directors. The Compensation Committee operates pursuant to a charter, which can be found in the "Corporate Governance" section, under "Key Documents," on the Company's website at www.bbinsurance.com.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on this review and those discussions, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE

Chilton D. Varner (Chair)
Theodore J. Hoepner
David H. Hughes
Toni Jennings
Jan E. Smith

Report of the Audit Committee

The Audit Committee of the Board of Directors operates pursuant to an Audit Committee Charter adopted by the Company's Board of Directors on June 14, 2000, as amended in 2004 and 2007. The Audit Committee Charter is posted on the Company's website (www.bbinsurance.com) in the "Corporate Governance" section, under "Key Documents."

Each member of the Audit Committee qualifies as "independent" (as that term is defined in Sections 303.01(B)(2)(a) and (3) of the listing standards of the NYSE, as currently in effect).

With respect to the fiscal year ended December 31, 2007, the Audit Committee:

(1) has reviewed and discussed the Company's audited financial statements with management and the independent auditor;

(2) has discussed with the independent auditor of the Company the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect; and

(3) has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect, and has discussed with the independent auditors the independent auditors' independence.

It is not the duty or responsibility of the Audit Committee to conduct auditing or accounting reviews or procedures. In performing its oversight responsibility, members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditors. Accordingly, the Audit Committee's considerations and discussions do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards ("GAAS") or that the financial statements are presented in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Based on the review and discussions with management and the independent auditors referenced above, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Audit Committee Charter, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Hugh M. Brown (Chair)
Bradley Currey, Jr.
Toni Jennings
Wendell S. Reilly

INFORMATION CONCERNING INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Audit Committee selected Deloitte & Touche LLP to audit the Company's consolidated financial statements for the fiscal year ended December 31, 2007. Representatives of Deloitte & Touche LLP are expected to be present at the Meeting with the opportunity to make a statement if they desire to do so and to respond to appropriate questions posed by shareholders. Final selection of Deloitte & Touche LLP to audit the Company's consolidated financial statements for the 2008 fiscal year is expected to occur on or before the date of the Meeting subject to agreement with the Audit Committee on the audit fees for these services.

We incurred the following fees for services performed by Deloitte & Touche LLP for fiscal years 2007 and 2006:

FEES PAID TO DELOITTE & TOUCHE LLP

Audit Fees

The aggregate fees billed to us by Deloitte & Touche LLP for professional audit services rendered for the audit of our annual financial statements, the review of financial statements included in our Form 10-Qs and the audit of our internal control over financial reporting for the fiscal years ended December 31, 2007 and 2006 were $835,030 and $911,723, respectively.

Audit-Related Fees

The fees billed to us by Deloitte & Touche LLP for assurance and related services reasonably related to the performance of the audit or review of our financial statements that are not reported above under the caption "Audit Fees" consist of fees for performance of an audit and registration statement filing relating to our 401(k) benefit plan in each fiscal year. Commencing in 2007, a different accounting firm undertook the bulk of these responsibilities. The aggregate fees billed to us by Deloitte & Touche LLP for such services for the fiscal years ended December 31, 2007 and 2006 totaled $0 and $1,000, respectively.

Tax Fees

No fees in this category were billed to us by Deloitte & Touche LLP for the fiscal years ended December 31, 2007 and 2006.

All Other Fees

No fees in this category were billed to us by Deloitte & Touche LLP for the fiscal years ended December 31, 2007 and 2006.

Audit Committee Policy for Pre-Approval of Independent Auditor Services

Our Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor pursuant to the Audit Committee's pre-approval policies and procedures in order to assure that the provision of such services does not impair the auditor's independence. The Audit Committee requires that any proposed engagement of the independent auditor to perform services in addition to those approved in connection with the annual engagement letter entered into with the independent auditor must be considered and approved in advance by the Audit Committee, except that the Audit Committee has authorized management to engage the independent auditor to perform services which, in management's judgment, the independent auditor is best qualified to perform, so long as any such engagements: (a) do not involve services identified by the SEC as prohibited non-audit services; (b) involve fees of no more than $50,000 in the aggregate on an annual basis; and (c) are subject to ratification by the Audit Committee following full disclosure of the nature and extent of the engagement at its next regularly scheduled quarterly meeting. Any proposed services exceeding the referenced pre-approved cost level require specific pre-approval by the Audit Committee.

PROPOSAL 1 - ELECTION OF DIRECTORS

The twelve (12) nominees for election as directors at the Meeting are J. Hyatt Brown, Samuel P. Bell, III, Hugh M. Brown, J. Powell Brown, Bradley Currey, Jr., Jim W. Henderson, Theodore J. Hoepner, Toni Jennings, Wendell S. Reilly, John R. Riedman, Jan E. Smith and Chilton D. Varner. Information concerning each of the nominees is set forth under the caption "Management - Directors and Executive Officers." All nominees are now members of the Board of Directors. Nomination of all nominees is for a one (1) -year term until the next Annual Meeting of Shareholders.

Approval of the election of directors will require a plurality of the votes cast at the Meeting, provided a quorum is present. Unless otherwise indicated, votes will be cast pursuant to the accompanying proxy FOR the election of these nominees. Should any nominee become unable or unwilling to accept nomination or election for any reason, it is expected that the resulting vacancy will not immediately be filled. All nominees have consented to being named in the Proxy Statement and have agreed to serve if elected. If any nominee for election as a director shall become unable to serve as a director, then proxies will be voted for such substitute nominee as the Nominating/Corporate Governance Committee of the Board of Directors may nominate.

PROPOSAL 2 – APPROVAL OF THE BROWN & BROWN, INC. 2008 SHARESAVE PLAN (THE "U.K. SHARESAVE PLAN")

The Board of Directors has approved the adoption of the Brown & Brown, Inc. 2008 Sharesave Plan (the "U.K. Sharesave Plan"), subject to shareholder approval. The aggregate number of shares that may be subject to future grants under the U.K. Sharesave Plan is one million (1,000,000) shares. The Board recommends that shareholders approve the U.K. Sharesave Plan with such amendments (if any) to the U.K. Sharesave Plan as may be required to obtain U.K. HM Revenue & Customs approval of the U.K. Sharesave Plan.

Description of the U.K. Sharesave Plan

General

The purpose of the proposed U.K. Sharesave Plan is to provide employees in the United Kingdom a benefit that is comparable to the opportunity offered to full-time employees in the United States to participate in our Employee Stock Purchase Plan. Under the U.K. Sharesave Plan, a committee authorized by the Board (the "Administrative Committee") may invite eligible employees to apply for options to purchase shares of Brown & Brown common stock, par value US$.10 per share (the "Shares"), for cash, at a price not less than the higher of the par value of a Share and eighty-five percent (85%) of the Market Value (as defined below) of the Shares at the time of the invitation. For this purpose, the U.K. Sharesave Plan defines "Market Value" as the middle market quotation of a Share on the New York Stock Exchange on the last trading day before the date the invitation to apply for options is issued, or, if the Administrative Committee so decides, the average of the middle market quotations of a Share for the three (3) prior trading days before the invitation date.

The U.K. Sharesave Plan is administered by the Administrative Committee. An aggregate of one million (1,000,000) shares of common stock have been reserved for issuance under the U.K. Sharesave Plan.

This section summarizes the U.K. Sharesave Plan, and is qualified in its entirety by the full text of the U.K. Sharesave Plan, which is attached as Exhibit "A" to this Proxy Statement.

Eligibility

The persons eligible to apply for options under the U.K. Sharesave Plan are employees of the Company or any subsidiary of the Company that is designated a participating company who have been continuously employed for thirty (30) days (or for such longer period not exceeding five (5) years as determined by the Committee) and who are resident and ordinarily resident in the United Kingdom (U.K.). The Committee may determine that any other employee may be eligible to apply for an option. These eligible employees are generally employed in the U.K. Currently, there are approximately ten (10) such eligible employees.

Invitations

The Committee has authority to issue invitations under the U.K. Sharesave Plan. Options granted under the U.K. Sharesave Plan are not transferable.

Monthly Savings

Any eligible employee who applies for an option under the U.K. Sharesave Plan must enter into a "save as you earn" contract approved by the U.K. HM Revenue & Customs (the "Savings Contract") with an authorized financial institution. In the Savings Contract the option holder (i) agrees to make monthly savings by payroll deduction of a fixed amount, not less than GBP(£)5 or generally more than £250 per month, (ii) for a three-year savings period (the minimum permissible savings period in order for the tax benefits described below to be realized under applicable U.K. law), and (iii) states whether for purposes of determining the number of Shares to be under option, the repayment under the Savings Contract will include a three-year bonus, or no bonus. Upon expiration of the Savings Contract, the option holder will be entitled to a tax-free bonus in addition to repayment of the savings contributions. This bonus is the equivalent of further monthly contributions (in lieu of interest). The number of additional contributions is fixed by the U.K. Treasury.

Exercise and Lapse of Options

Options are normally only exercisable within six months from the end of the Savings Contract. Options can only be exercised using the proceeds of the Savings Contract, including the tax-free bonus. The maximum number of Shares that can be acquired on the exercise of an option is the number that can be acquired using the proceeds of the Savings Contract at the time of exercise. If an option holder does not wish to exercise, he or she may still benefit from the proceeds of the Savings Contract, including the tax-free bonus.

Options granted under the U.K. Sharesave Plan also become exercisable upon the following events:

- termination of the option holder's employment as a result of death, retirement on reaching age 65 or on reaching any other age at which the option holder is bound to retire in accordance with his contract of employment, injury, disability, or redundancy;
- termination of the option holder's employment in certain other circumstances more than three (3) years after the date of grant;
- if the subsidiary that employs the option holder ceases to be a member of the Company's controlled group or if the business in which the option holder is employed is transferred or sold to a person which is neither an associated company of the Company nor a member of the Company's controlled group;
- the option holder's reaching age 65 and continuing to be an employee; and
- the acquisition of control of the Company pursuant to a tender offer.

Options generally lapse six (6) months after becoming exercisable (one (1) year in the case of death). If an option holder does not retire at age 65, he or she may choose to wait until the end of the Savings Contract before exercising.

If the Company is acquired by another company by tender offer, that other company may agree to allow option holders to exchange options granted under the U.K. Sharesave Plan for new options for shares in that other company or one of its affiliates, so long as the new options and the new shares meet certain requirements intended to ensure that they are equivalent to the old options. The approval of the U.K. HM Revenue & Customs to such an exchange is required.

Adjustments to Options and Amendments to the U.K. Sharesave Plan

The U.K. Sharesave Plan permits the Company's board of directors to make appropriate adjustments to the number of Shares subject to options and the exercise price of options, to reflect stock splits, reverse stock splits, and other similar events affecting the Shares. Any such adjustment must be approved by the U.K. HM Revenue & Customs, and our auditors must confirm that in their opinion the adjustment is fair and reasonable.

The U.K. Sharesave Plan may be amended by our board of directors at any time, including in ways that may increase the costs of the U.K. Sharesave Plan to the Company. However, any "material revision," as defined by the New York Stock Exchange listing standards, or any increase in the number of Shares available under the plan, except pursuant to an adjustment described in the preceding paragraph, must be approved by the shareholders of the Company. No amendment will take effect unless and until approved by the U.K. HM Revenue & Customs. No amendment that adversely affects a participant's rights under options already granted may take effect without the consent of the affected participants.

Tax Consequences

The U.K. Sharesave Plan is designed to enable U.K. resident option holders to receive favorable tax treatment under the tax laws of the U.K. The following paragraphs provide a brief summary of these tax benefits for the option holder and the employer company respectively. The three-year savings period described above is the minimum permissible period required in order for these tax benefits to be realized under applicable U.K. law.

For the option holder the principal tax consequences of the U.K. Sharesave Plan are that:

- any bonus received under the Savings Contract is tax-free;
- no U.K. income tax (or U.K. social security contributions) applies on the grant of an option; and
- no U.K. income tax (or U.K. social security contributions) arises upon the exercise of an option, provided that the exercise takes place more than three (3) years after grant in accordance with the rules of the U.K. Sharesave Plan. In certain circumstances, no U.K. income tax or U.K. social security contributions arise upon the exercise of an option within three years of the date of grant.

Where an option is exercised by a U.K. employee, the option holder's employer company should, subject to satisfaction of the requirements of the U.K. tax legislation, ordinarily be able to claim U.K. corporation tax relief for the difference between the amount paid by the option holder on the exercise of options and the market value of the option Shares on acquisition. This relief is given for the tax period in which the option holder acquires the Shares.

Termination of the U.K. Sharesave Plan

No options may be granted under the U.K. Sharesave Plan after March 2018. The board of directors or a duly constituted committee thereof may terminate the U.K. Sharesave Plan at any time and no further options shall be granted after that date but options granted before that date shall continue to be valid.

Recommendation

The Board believes that the approval of the U.K. Sharesave Plan will allow continued compensation of the employees of the Company and its subsidiaries based in the U.K. in a manner consistent with the compensation of employees based in the U.S., in each case providing appropriate incentives and aligning their interests with those of the Company's shareholders generally.

Accordingly, the Board unanimously recommends that shareholders vote FOR approval of the Brown & Brown, Inc. 2008 Sharesave Plan.

PROPOSALS OF SHAREHOLDERS

Proposals of shareholders intended to be presented at the 2009 Annual Meeting of Shareholders must be received by us no later than November 20, 2008 to be included in our proxy statement and form of proxy related to that meeting. In addition, the proxy solicited by the Board of Directors for the 2009 Annual Meeting of Shareholders will confer discretionary authority to vote on any shareholder proposal presented at that Meeting, unless we are provided with written notice of such proposal by February 3, 2009. All shareholders' proposals should be sent to our Corporate Secretary at 3101 W. Martin Luther King Jr. Boulevard, Suite 400, Tampa, Florida 33607.

OTHER MATTERS

Our 2007 Annual Report to Shareholders (the "Annual Report") accompanies this Proxy Statement. We will provide to any shareholder, upon the written request of such person, a copy of our Annual Report on Form 10-K, including the financial statements and the exhibits thereto, for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission pursuant to Rule 13a-1 under the Securities Exchange Act of 1934, as amended. Any such request should be directed to Brown & Brown, Inc., 3101 W. Martin Luther King Jr. Boulevard, Suite 400, Tampa, Florida 33607, Attention: Corporate Secretary. No charge will be made for copies of such Annual Report on Form 10-K; however, a reasonable charge will be made for copies of the exhibits.

Only one copy of this Proxy Statement and the accompanying Annual Report is being delivered to shareholders who share an address, unless we have received contrary instructions from one or more of such shareholders. We will promptly deliver a separate copy of this Proxy Statement and the accompanying Annual Report to any shareholder at a shared address to which a single copy of these documents has been delivered upon our receipt of a written or oral request from that shareholder directed to the address shown above, or to us at 813-222-4100. Any shareholder sharing a single copy of the Proxy Statement and Annual Report who wishes to receive a separate mailing of these materials in the future, or any shareholders sharing an address and receiving multiple copies of these materials who wish to share a single copy of these documents in the future should also notify us at the address shown above.

The material referred to in this Proxy Statement under the captions "Compensation Discussion and Analysis," "Compensation Committee Report" and "Report of the Audit Committee" shall not be deemed soliciting material or otherwise deemed filed, and shall not be deemed to be incorporated by any general statement of incorporation by reference in any filings made under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

By Order of the Board of Directors

Laurel L. Grammig
Secretary

Tampa, Florida
March 20, 2008

EXHIBIT "A"

BROWN & BROWN, INC. 2008 SHARESAVE PLAN

Adopted by the Shareholders of the Company on [•   ] 2008
HM Revenue & Customs Ref: SRS102684

Approved by HM Revenue & Customs on [•   ]

CONTENTS

1 DEFINITIONS AND INTERPRETATION 1

2 GRANT OF OPTIONS 4

3 ADJUSTMENT OF OPTIONS ON CHANGE IN SHARE CAPITAL 6

4 RIGHTS TO EXERCISE OPTIONS 6

5 TAKEOVER, RECONSTRUCTION AND WINDING UP 9

6 LIMITS ON GRANT OF OPTIONS 11

7 ALTERATIONS 11

8 MISCELLANEOUS 11

9 TERMINATION 12

10 GOVERNING LAW 12

BROWN & BROWN, INC. 2008 SHARESAVE PLAN

1 DEFINITIONS AND INTERPRETATION

1.1 In this Plan, unless the context otherwise requires, the following terms have the following meanings:

"Adoption Date" means the date on which the Plan is adopted by the shareholders of the Company.

"Board" means the board of directors of the Company or a duly appointed committee thereof, including for the avoidance of doubt the compensation committee of such board of directors.

"Bonus Date" means the earliest date on which a bonus is payable under the Savings Contract made in connection with an Option.

"Company" means Brown & Brown, Inc., a corporation organised under the laws of the State of Florida.

"Control" has the meaning given to it by Section 840 of the Taxes Act.

"Dealing Day" means a day on which the New York Stock Exchange is open for the transaction of business.

"Eligible Employee" means an individual who either:

(a) is:

(i) an employee or Full-Time director of a Participating Company who is such an employee or Full-Time director on the relevant Invitation Date; and

(ii) who has been such an employee or Full-Time director at all times during such period as the Board determines for the purpose of an issue of Invitations, such period being at least one day and not to exceed five years and ending on the relevant Invitation Date (disregarding any absence by reason of pregnancy or confinement); and

(iii) whose earnings from the office or employment within sub-paragraph (i) of this definition are (or would be if there were any) general earnings to which section 15 or 21 applies (earnings for year when employee is resident and ordinarily resident in the UK) at the time of the relevant Invitation Date; and

(iv) who has not given or been given notice to terminate his employment with a Participating Company to the effect that he will cease to be an employee of any Participating Company; or

(b) is an employee or director (other than a non-executive director) of a Participating Company who is nominated by the Board to be eligible to participate, and in either case who is not excluded from participating in the Plan by paragraph 11 of Schedule 3 (no material interest).

"Full-Time" means normally devoting at least 25 hours a week (excluding meal breaks) to the performance of the duties of his office or employment with the Company (and any other Participating Company).

"Grant Date" means the date on which an Option is granted determined in accordance with Rule 2.

"Grant Period" means the period of six weeks beginning with the date on which the Plan is formally approved by HM Revenue & Customs under Schedule 3 and thereafter:

(a) within the period of six weeks beginning with the Dealing Day immediately following the date on which the Company announces its final or interim results in any year; and

(b) the period of six weeks beginning with the Dealing Day immediately following the date on which any legislation, regulation or other rule or directive preventing the grant of an Option is removed or ceases to have effect; and

(c) at any other time if, in the opinion of the Board, the circumstances justify the grant of an Option.

"Independent Adviser" means the Company's solicitors or auditors or such other adviser as the Board may select.

"HM Revenue & Customs" means the Board of HM Revenue & Customs.

"Invitation" means an invitation to apply for an Option issued under Rule 2.1.

"Invitation Date" means the date on which an Invitation is issued.

"ITEPA" means the Income Tax (Earnings and Pensions) Act 2003.

"Key Feature" means a provision of the Plan which is necessary in order to meet the requirements of Schedule 3.

"Market Value" means

(a) if at the relevant time the Shares are listed in the daily official list of the New York Stock Exchange or the London Stock Exchange, the middle market quotation of a Share (as derived from that list) on the last Dealing Day before the Invitation Date (being not earlier than 30 days before the relevant Grant Date) or, if the Board so decides, an amount equal to the arithmetic average of the middle market quotations of a Share (derived on the same basis) for the three Dealing Days immediately preceding the Invitation Date (the first of which being not earlier than 30 days before the relevant Grant Date) provided that in no case may the market value of a Share be determined by reference to a Dealing Day which falls within a Proscribed Period; or

(b) if paragraph (a) of this definition does not apply, the market value (within the meaning of sections 272 and 273 Taxation of Chargeable Gains Act 1992) of a

Share on the last Dealing Day before the Invitation Date (being not earlier than 30 days before the relevant Grant Date) as agreed in advance with the Shares Valuation Division of HM Revenue & Customs.

"Option" an option to acquire Shares granted under the Plan.

"Participant" means a person who holds an Option.

"Participating Company" means the Company and any Subsidiary to which the Board has resolved from time to time that the Plan should extend.

"Plan" means the Brown & Brown, Inc. 2008 Sharesave Plan as set out in these Rules but subject to any alterations or additions made under Rule 7.

"Proscribed Period" means any period during which dealings in Shares by directors is proscribed due to the existence of unpublished price sensitive information, whether by the Company's own code on insider dealing, regulations imposed by any exchange on which the Company's shares are traded or otherwise.

"Savings Body" means any body with whom a Savings Contract can be made as selected by the Board (at its discretion).

"Savings Contract" means a contract under a certified SAYE savings arrangement within the meaning of section 703 of the Income Tax (Trading and Other Income) Act 2005 which has been approved by HM Revenue & Customs for the purpose of Schedule 3.

"Schedule 3" means Schedule 3 to ITEPA.

"Shares" means ordinary stock in the capital of the Company which satisfy the requirements of paragraphs 18 to 22 of Schedule 3.

"Specified Age" means 65 years.

"Standard Bonus" means a bonus which is payable on a Savings Contract.

"Subsidiary" means a body corporate which is a subsidiary of the Company within the meaning of Section 736 of the Companies Act 1985 and is under the Control of the Company.

"Taxes Act" means the Income and Corporation Taxes Act 1988.

1.2 Expressions not otherwise defined in the Plan have the same meanings as they have in Schedule 3 so far as is consistent with the context.

1.3 Any reference in the Plan to any enactment includes a reference to that enactment as from time to time modified, extended or re-extended.

1.4 Expressions denoting the masculine gender include the feminine, unless the context otherwise requires.

1.5 Expressions denoting the singular include the plural and vice versa, unless the context otherwise requires.

1.6 Any reference to a Rule is a reference to one of these Rules.

2 GRANT OF OPTIONS

2.1 Subject to Rule 6, the Board may issue during any Grant Period on similar terms (subject to paragraph 7(2) of Schedule 3) to every person who is at that time an Eligible Employee an Invitation, specifying the date by which it must be accepted (being not less than 14 days after the Invitation Date), the price per Share payable on exercise of the Option subject to the Invitation and the maximum permitted aggregate monthly savings contribution, being the lesser of the maximum amount specified in paragraph 25 of Schedule 3 and such sum as the Board decides shall apply to every Eligible Employee in respect of that Invitation provided always that no Invitation may be issued during a Proscribed Period.

2.2 No Option may be granted on any day unless:

(a) that day falls no later than 30 days (or, where Rule 2.8 applies, 42 days) after the day (which, where the average of the middle market quotations of a Share for three Dealing Days has been used to determine the Market Value, shall be the first of such Dealing Days), on which the exercise price was determined under Rule 2.4; and

(b) every Eligible Employee at the relevant Invitation Date has been sent an Invitation; and

(c) save to the extent permitted by Rule 2.8, every Eligible Employee at the relevant Invitation Date who has applied for an Option and has proposed to make a Savings Contract with a Savings Body approved by the Board for this purpose, is in fact granted an Option; and

(d) in respect of any Option granted to a director of the Company, that day does not fall within a Proscribed Period.

2.3 The consideration for the grant to any Eligible Employee of an Option shall be the Eligible Employee proposing to make a Savings Contract and in all other respects agreeing to be bound by the provisions of the Plan.

2.4 The price at which Shares may be acquired on the exercise of an Option shall be determined by the Board at the time of the relevant Invitation, provided that:

(a) the price shall not be less than 85 per cent of the Market Value at that time; and

(b) where the Option is to subscribe for Shares the price cannot be less than the nominal value of the Shares.

2.5 When applying for an Option, an Eligible Employee must specify the amount of the monthly contribution he is willing to pay under the Savings Contract which must not be less than £5 and state whether for the purposes of determining the number of Shares to be under Option, the repayment under the Savings Contract is to be taken as including the Standard Bonus or no bonus. The amount of the repayment on the Bonus Date shall determine the maximum number of Shares that may be acquired on exercise of the Option.

2.6 Subject to Rule 2.8, the Board may specify in an Invitation whether, on that occasion, the repayment under the Savings Contract shall be taken as including a bonus and shall specify that the Savings Contract will be for a term of 3 years. For the avoidance of doubt, Savings Contracts may only be for a term of 3 years and may not be for a term of 5 years or 7 years.

2.7 For the purposes of Rule 2.5 the amount of the monthly contribution shall be the amount which the individual specifies in his application for the Option that he is willing to pay under the Savings Contract or, if lower, the maximum permitted amount, which shall be the lowest of:

(a) £250 (or such other maximum amount as may for the time being be permitted under paragraph 25(3)(a) of Schedule 3) less any monthly contributions the individual is already making under any other Savings Contract;

(b) the maximum amount for the time being permitted under the terms of the Savings Contract; and

(c) such maximum amount (if any) as may have been determined by the Board for this purpose and specified in every Invitation issued on that occasion.

2.8 If the grant of Options on any day would cause any of the limits in Rule 6 to be exceeded, then, in relation to Options to be granted on that day, the following provisions will be successively applied (in the order in which they are set out) so far as is necessary to ensure that those limits are not exceeded:

(a) for the purposes of Rule 2.6, if the repayment would otherwise be taken as including a Standard Bonus it shall be deemed to include no bonus;

(b) for those purposes the amount of the monthly contribution determined under Rule 2.7 shall be reduced pro rata to the extent necessary to ensure that the limits in Rule 6 are not exceeded, but shall not be reduced to less than the minimum permitted amount mentioned in Rule 2.11; and

(c) if the total number of Shares comprised in all applications received in response to Invitations on any occasion is such that, after the application of Rule 2.7 and paragraphs (a) and (b) of this Rule 2.8, the grant of Options in respect of that number of Shares would still result in any of the limits in Rule 6 being exceeded, the Board may either not proceed with the grant of Options on that occasion or may adopt such method of random selection of applications as may be agreed in advance with HM Revenue & Customs, based on a monthly contribution to the Savings Contract of £5 and the inclusion of no bonus.

2.9 No Option may be granted more than 10 years after the Adoption Date.

2.10 Subject to Rule 4.3, an Option is personal to the Participant and may not be charged, assigned or transferred by a Participant and shall lapse immediately if it is so charged, assigned or transferred or if the Participant is adjudged bankrupt.

2.11 An Eligible Employee may not be granted an Option if the amount of the monthly contribution under the Savings Contract proposed to be made in connection with the Option, determined in accordance with this Rule 2, would be less than £5 (or such other minimum amount as may from time to time be prescribed by paragraph 25(3)(b) of Schedule 3).

2.12 The Board may prescribe that the grant of an Option shall be conditional upon the Participant to whom the Option is granted agreeing to sign such form of consent pursuant to the Data Protection Act 1998 relating to the processing of that Participant's personal data for the purposes of the operation and administration of the Plan as may be required by the Board from time to time. The Board may further prescribe that in the event of a failure by that Participant to sign the relevant form of consent within such reasonable time period as may be specified by the Board, that the Option shall lapse.

3 ADJUSTMENT OF OPTIONS ON CHANGE IN SHARE CAPITAL

3.1 Subject to Rules 3.3 and 3.4, if the share capital of the Company is varied (whenever this occurs) by way of capitalisation or rights issue (including a variation in share capital having an effect similar to a rights issue), or sub-division, consolidation or reduction, or otherwise (including any process under Florida law having a substantially similar effect), the Board may make such adjustments as it considers appropriate under Rule 3.2.

3.2 An adjustment made under this Rule may be to one or more of the following:

(a) the number of Shares under any Option;

(b) the price at which Shares may be acquired by the exercise of any Option (provided that in the case of an Option to subscribe for Shares, the price cannot be reduced below the nominal value of the Shares unless the Board is authorised to capitalise from reserves of the Company a sum equal to the amount by which the nominal value exceeds the adjusted price (the "Shortfall") and so that on exercise of any such Option the Board shall capitalise and apply such sum as is necessary to pay up the Shortfall); and

(c) where any Option has been exercised but no Shares have been allotted or transferred pursuant to such exercise, the number of Shares which may be so allotted or transferred and the price at which they may be acquired.

3.3 Except in the case of a capitalisation issue, no adjustment under Rule 3.2 may be made without the prior confirmation in writing by the Independent Adviser that it is in his opinion fair and reasonable.

3.4 No adjustment may be made under Rule 3.2 without the prior consent of HM Revenue & Customs.

4 RIGHT TO EXERCISE OPTIONS

4.1 Options are exercisable in such form and manner as the Board may from time to time prescribe, provided that the monies paid for the Shares on exercise cannot exceed the amount of the repayment made and any interest or bonus paid under the Savings Contract made in connection with the Option, and for this purpose the amount of the repayment shall not include the amount of any monthly contribution the due date for payment of which falls more than one month after the date on which repayment is made.

4.2 Subject to Rules 4.3, 4.4, 4.6 and 5, an Option cannot be exercised before the Bonus Date or later than 6 months after the Bonus Date.

4.3 Subject to Rule 4.7, where a Participant dies at a time when he is a director or employee of a Participating Company:

(a) if he dies before the Bonus Date, the Option may (and if at all must) be exercised by his personal representatives within 12 months after the date of his death and shall lapse to the extent the Option remains unexercised at the expiry of that period; or

(b) if he dies within the 6 months following the Bonus Date, the Option may (and if at all must) be exercised within 12 months after the Bonus Date and shall lapse to the extent the Option remains unexercised at the expiry of that period.

4.4 Subject to Rule 4.7, where a Participant ceases to be a director or employee of a Participating Company (otherwise than by reason of his death):

(a) if he so ceases by reason of injury or disability (in either case to the satisfaction of the Board, in its absolute discretion), redundancy (within the meaning of the Employment Rights Act 1996) or retirement on reaching the Specified Age or such age at which he is bound to retire in accordance with his contract of employment any Option held by him at the date he ceases to be a director or employee may (and if at all must) be exercised within 6 months of his so ceasing and shall lapse to the extent the Option remains unexercised at the expiry of that period provided that the Option may not be exercised later than 6 months after the Bonus Date;

(b) if he so ceases by reason only that the office or employment is in a company of which the Company ceases to have Control, or relates to a business or part of a business which is transferred to a person who is not an associated company of the Company (for the purposes of paragraph 34(5) of Schedule 3), any Option held by him at the date he ceases to be a director or employee may (and if at all must) be exercised within 6 months of his so ceasing and shall lapse to the extent the Option remains unexercised at the expiry of that period provided that the Option may not be exercised later than 6 months after the Bonus Date;

(c) if he so ceases for any other reason on or before the third anniversary of the Grant Date, any Option held by him at the date he ceases to be a director or employee may not be exercised at all and shall lapse on the date of cessation; and

(d) if he so ceases for any other reason more than 3 years after the Grant Date, any Option held by him at the date he ceases to be a director or employee may (and, if at all must) be exercised within 6 months of his so ceasing and shall lapse to the extent the Option remains unexercised at the expiry of that period provided that the Option may not be exercised later than 6 months after the Bonus Date.

4.5 If at the Bonus Date a Participant is a director or employee of a company which is not a Participating Company but which is an associated company of the Company (for the purposes of paragraph 35 of Schedule 3), the Option may be exercised within 6 months of the Bonus Date and shall lapse to the extent the Option remains unexercised at the expiry of that period.

4.6 Subject to Rule 4.7, where any Participant continues to be a director or employee of a Participating Company after the Specified Age, he may exercise any Option held by him at that time within 6 months of the date of attaining the Specified Age provided that the Option may not be exercised later than 6 months after the Bonus Date.

4.7 Where, before an Option has become capable of being exercised, the Participant gives notice that he intends to stop paying monthly contributions under the Savings Contract made in connection with the Option, or is deemed under its terms to have given such notice, or makes an application for repayment of the monthly contributions paid under it, the Option may not be exercised at all.

4.8 A Participant will not be treated for the purposes of Rule 4.4:

(a) as ceasing to be a director or employee of a Participating Company until such time as he is no longer a director or employee of any Participating Company;

(b) as ceasing to be a director or employee if, being a woman, she ceases to be a director or employee by reason of pregnancy or confinement and who exercises her right to return to work under Section 82 of the Employment Rights Act 1996 before exercising an Option; or

(c) as ceasing to be a director or employee by reason of redundancy where his contract of employment continues by virtue of Regulation 5.1 of the Transfer of Undertakings for the Protection of Employment Regulations 1981.

4.9 Subject to Rule 4.4, a Participant may only exercise an Option at a time when he is a director or employee of a Participating Company unless the Participant is a director or employee of a company which is not a Participating Company but is an associated company of the Company (for the purposes of paragraph 35 of Schedule 3) in which case the Participant may exercise his Option in accordance with Rule 4.5.

4.10 A Participant may not exercise an Option at any time when he is not eligible to participate in the Plan by virtue of paragraph 11 of Schedule 3 or where such exercise would be by a director during a Proscribed Period. The personal representatives of a Participant may not exercise an Option after the death of the Participant if the Participant at the date of his death was not eligible to participate in the Plan by virtue of paragraph 11 of Schedule 3.

4.11 Within 30 days after an Option has been validly exercised by any person, the Board on behalf of the Company will allot to him or procure the transfer to him of the number of Shares in respect of which the Option has been validly exercised and issue a definitive share certificate in respect of those Shares.

4.12 All Shares allotted on the exercise of an Option shall rank equally in all respects with the shares of the same class for the time being in issue save as regards any rights attaching to such shares by reference to a record date prior to the date of allotment. All Shares transferred on the exercise of an Option shall be transferred without any rights attaching to them by reference to a record date falling before the date of the transfer.

4.13 Where the Shares are quoted on the New York Stock Exchange the Company shall apply for any Shares allotted under the Plan to be admitted to trading on the New York Stock Exchange or to such other market on which Shares are then traded.

4.14 An Option will lapse on the failure of the Participant to sign a relevant form of consent pursuant to the Data Protection Act 1998 within such period as may be prescribed by the Board as set out at Rule 2.12.

5 TAKEOVER, RECONSTRUCTION AND WINDING UP

5.1 If any person (or persons acting in concert) obtains Control of the Company as a result of making:

(a) a general offer to acquire the whole of the issued ordinary share capital of the Company which is made on a condition such that if it is met the person making the offer will have Control of the Company, or

(b) a general offer to acquire all the shares in the Company which are of the same class as the Shares,

a Participant may (subject to Rule 4) exercise his Option within six months of the time when the person making the offer has obtained Control of the Company and any conditions subject to which the offer is made have been met provided that the Option may not be exercised later than 6 months after the relevant Bonus Date.

5.2 If any person becomes entitled to give notice to the holders of shares in the Company under sections 979 to 989 of the Companies Act 2006 (or legislation which HM Revenue & Customs has agreed is equivalent to the same) a Participant may (subject to Rule 4) exercise his Option within the period during which that person is so entitled and to the extent that it is not exercised within that period the Option shall lapse provided that the Option may not be exercised later than 6 months after the relevant Bonus Date.

5.3 If the Court sanctions a compromise or arrangement proposed under Section 425 of the Companies Act 1985 (or legislation which HM Revenue & Customs has agreed is equivalent to the same) for the purposes of or in connection with a scheme for the reconstruction or amalgamation of the Company, a Participant may (subject to Rule 4) exercise his Option within the period beginning with the date when the Court sanctions the compromise or arrangement and ending 6 months after that date provided that the Option may not be exercised later than 6 months after the relevant Bonus Date.

5.4 If notice is duly given of a resolution being passed for the voluntary winding up of the Company, a Participant may (subject to Rule 4) exercise his Option at any time within 6 months of the date of the passing of such resolution provided that the Option may not be exercised later than 6 months after the relevant Bonus Date.

5.5 If any company (the "Acquiring Company"):

(a) obtains Control of the Company as a result of making:

(i) a general offer to acquire the whole of the issued ordinary share capital of the Company which is made on a condition such that if it is met the Acquiring Company will have Control of the Company; and

(ii) a general offer to acquire all the shares in the Company which are in the same class as the Shares;

(b) obtains Control of the Company as a result of a compromise or arrangement sanctioned by the Court under section 425 of the Companies Act 1985 (or legislation which HM Revenue & Customs has agreed is equivalent to the same); or

(c) becomes entitled to give notice to the holders of Shares under sections 979 to 989 of the Companies Act 2006 (or legislation which HM Revenue & Customs has agreed is equivalent to the same),

a Participant may, at any time within the applicable period for the event in question (as determined in accordance with paragraph 38(3) of Schedule 3) by agreement with the Acquiring Company, release any Option which has not lapsed in consideration of the Participant being granted an equivalent new Option over shares in a company within paragraph 39(2) of Schedule 3.

5.6 For the purposes of Rule 5.5 a new option granted pursuant to that Rule is an equivalent option if:

(a) the shares to which it relates:

(i) are in the Acquiring Company or some other company falling within paragraph 39(2) of Schedule 3 ("Eligible Company"); and

(ii) satisfy the conditions in paragraphs 18 to 22 of Schedule 3; and

(b) it is subject to and exercisable in accordance with the provisions of the Plan in the same manner as the Option immediately prior to its release; and

(c) the total market value of the shares over which it is granted is equal to the total market value of the Shares which were subject to the Option immediately prior to the release, and for this purpose the market value will be determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992; and

(d) the total amount payable by a Participant for the acquisition of shares under it is equal to the amount that would have been payable for the acquisition of Shares under the Option.

5.7 With effect from the release of an Option and the grant of an equivalent option pursuant to Rule 5.5 the Plan will be construed as if:

(a) the new option had been granted at the same time as the Option it replaces;

(b) references to the Company in Rules 3, 8.3 and 8.5 and such other Rules where appropriate were references to the Acquiring Company or, as the case may be, to any Eligible Company but references to Participating Company shall continue to be construed as if references to the Company were references to Brown & Brown, Inc.; and

(c) references to Shares were references to shares in the Acquiring Company, or as the case may be, in any Eligible Company.

6 LIMITS ON GRANT OF OPTIONS

6.1 The number of Shares for which options to subscribe may be granted under the Plan on any day may not, when added to the aggregate of:

(a) the number of Shares which immediately prior to that day have been or are capable of being issued on the exercise of Options granted under the Plan in the immediately preceding ten years; and

(b) the number of Shares which immediately prior to that day have been or are capable of being issued on the exercise of options granted in the immediately preceding ten years (or issued in that period otherwise than on the exercise of options) under any other employees' share plan adopted by the Company,

exceed such number of Shares as represents 10 per cent of the ordinary share capital of the Company in issue immediately prior to that day.

6.2 The aggregate of the monthly contributions being made at any time by any one Participant under the Plan and any other certified contractual savings schemes linked to any scheme or schemess approved under Schedule 3 may not exceed:

(a) £250 (or such other maximum amount as may for the time being be permitted under paragraph 25(3)(a) of Schedule 3); or

(b) such lower maximum figure as the Board may decide in respect of any Invitation Date under Rule 2.7 provided that no monthly contribution in respect of any Option granted prior to that Invitation Date shall be reduced due to the imposition of such lower maximum figure.

6.3 Without prejudice to the preceding parts of this Rule 6, the Board may from time to time specify the maximum number of Shares in respect of which Options may be granted on any day.

7 ALTERATIONS

7.1 The Board may at any time alter or add to all or any of the provisions of the Plan in any respect provided that no amendment to a Key Feature will have effect until approved by HM Revenue & Customs.

7.2 As soon as reasonably practicable after making any alteration or addition the Board shall notify in writing every Participant affected by it.

8 MISCELLANEOUS

8.1 The rights and obligations of any person under the terms of his office or employment with any Participating Company will not be affected by his participation in the Plan or any right which he may have to participate in it. The Plan does not form part of any contract of employment between any person and any Participating Company. A Participant whose office or employment is terminated for any reason whatsoever (and whether lawful or otherwise) will not be entitled to claim any compensation for or in respect of any consequent diminution or extinction of his rights or benefits (actual or prospective) under any Option then held by him or otherwise in connection with the Plan.

8.2 The Board may from time to time make and vary such rules and regulations not inconsistent with the Plan and establish such procedures for the administration and implementation of the Plan as it thinks fit, and in the event of any dispute or disagreement as to the interpretation of the Plan, or of any such rule, regulation or procedure, or as to any question or right arising from or related to the Plan, the decision of the Board will be final and binding on all persons.

8.3 The Company and any Participating Company may provide money to the trustees of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for these purposes, to the extent permitted by law.

8.4 In any matter in which he is required to act under the Plan, the Independent Adviser will act as an expert and not as an arbitrator.

8.5 The Company will to the extent necessary at all times keep available sufficient authorised but unissued Shares for the purposes of the Plan and/or ensure that arrangements are in place for the transfer of sufficient issued Shares to satisfy any unexercised Options.

8.6 Any notice or other communication under or in connection with the Plan may be given by personal delivery or by sending the same by first class post, in the case of a company to its registered office or such other address as has been notified to the sender, and in the case of an individual to his last known address, or, where he is a director or employee of a Participating Company, either to his last known address or to the address of the place of business at which he performs the whole or substantially the whole of the duties of his office or employment. Where a notice or other communication is given by first class post, it will be deemed to have been received 48 hours after it was put into the post properly addressed and stamped.

8.7 The benefits to Participants under the Plan shall not form part of their wages or remuneration or count as pay or remuneration for pension fund or other purposes.

8.8 A Participant may at any time by notice in writing to the Company surrender such rights as might otherwise be available to him under any or all of his Options.

9 TERMINATION

The Board may at any time resolve to cease making further offers of participation under the Plan but in such event the subsisting rights of Participants will not be affected.

10 GOVERNING LAW

These rules and all Options are governed by and shall be construed in accordance with the laws of England and every Participant submits to the exclusive jurisdiction of the Courts of England in relation to the rules and all such Options.

Shareholder Information

CORPORATE OFFICES
220 South Ridgewood Avenue
Daytona Beach, Florida 32114
(386) 252-9601

3101 West Martin Luther King, Jr. Boulevard
Suite 400
Tampa, Florida 33607
(813) 222-4100

OUTSIDE COUNSEL
Cobb & Cole
150 Magnolia Avenue
Daytona Beach, Florida 32114

Holland & Knight LLP
100 North Tampa Street
Suite 4100
Tampa, Florida 33602

CORPORATE INFORMATION AND
SHAREHOLDER SERVICES
The Company has included, as Exhibits 31.1 and 31.2 and 32.1 and 32.2 to its Annual Report on Form 10-K for the fiscal year 2007 filed with the Securities and Exchange Commission, certificates of the Chief Executive Officer and Chief Financial Officer of the Company certifying the quality of the Company's public disclosure. The Company has also submitted to the New York Stock Exchange a certificate from its Chief Executive Officer certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

A copy of the Company's 2007 Annual Report on Form 10-K will be furnished without charge to any shareholder who directs a request in writing to:

Corporate Secretary
Brown & Brown, Inc.
3101 West Martin Luther King, Jr. Boulevard, Suite 400
Tampa, Florida 33607

A reasonable charge will be made for copies of the exhibits to the Form 10-K.

ANNUAL MEETING
The Annual Meeting of Shareholders of Brown & Brown, Inc. will be held:

April 30, 2008
9:00 a.m. (ET)
The Shores Resort
2637 South Atlantic Avenue
Daytona Beach, Florida 32118

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(866) 668-6550
email: investors@amstock.com
www.amstock.com

INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
Deloitte & Touche, LLP
One Independent Drive
Suite 2801
Jacksonville, Florida 32202

STOCK LISTING
The New York Stock Exchange Symbol: BRO

Approximate number of shareholders of record as of March 3, 2008 was 1,123. Closing price per share on that date was $17.91.

MARKET PRICE OF COMMON STOCK

	Stock Price Range		Cash Dividends
	High	Low	per Share
2007			
1st Quarter	$29.02	$26.72	$0.0600
2nd Quarter	28.59	25.03	0.0600
3rd Quarter	29.15	24.65	0.0600
4th Quarter	27.71	23.10	0.0700
2006			
1st Quarter	$ 33.23	$ 27.86	$ 0.0500
2nd Quarter	35.25	28.15	0.0500
3rd Quarter	32.50	27.06	0.0500
4th Quarter	30.77	28.00	0.0600

ADDITIONAL INFORMATION
Information concerning the services of Brown & Brown, Inc., as well as access to current financial releases, is available on the Internet. Brown & Brown's address is www.bbinsurance.com.

designed and produced by **see see eye** / Atlanta

Year Ended December 31,					
2003	2002	2001	2000	1999	1998
$ 545,287	$ 452,289	$ 359,697	$ 258,309	$ 231,437	$ 211,722
1,428	2,945	3,686	4,887	3,535	4,350
4,325	508	1,646	2,209	2,551	718
551,040	455,742	365,029	265,405	237,523	216,790
268,372	224,755	187,653	149,836	131,270	119,879
2,272	3,823	1,984	483	1,263	732
74,617	66,554	56,815	44,372	41,893	41,228
17,470	14,042	15,860	9,226	8,343	6,329
8,203	7,245	6,536	6,158	5,892	5,216
3,624	4,659	5,703	1,266	1,360	1,233
374,558	321,078	274,551	211,341	190,021	174,617
176,482	134,664	90,478	54,064	47,502	42,173
66,160	49,271	34,834	20,146	18,331	16,179
–	2,271	1,731	1,125	900	848
$ 110,322	$ 83,122	$ 53,913	$ 32,793	$ 28,271	$ 25,146
48.7%	49.3%	51.4%	56.5%	55.3%	55.3%
13.5%	14.6%	15.6%	16.7%	17.6%	19.0%
$ 0.80	$ 0.61	$ 0.43	$ 0.26	$ 0.23	$ 0.20
137,794	136,086	126,444	124,182	123,310	123,048
$ 0.1213	$ 0.1000	$ 0.0800	$ 0.0675	$ 0.0575	$ 0.0513
$ 865,854	$ 754,349	$ 488,737	$ 324,677	$ 286,416	$ 285,028
$ 41,107	$ 57,585	$ 78,195	$ 10,660	$ 10,905	$ 24,522
$ 498,035	$ 391,590	$ 175,285	$ 118,372	$ 100,355	$ 82,073
137,122	136,356	126,388	124,328	123,178	123,582
3,517	3,384	2,921	2,143	2,016	2,063
$ 159,699	$ 144,565	$ 144,166	$ 127,629	$ 116,461	$ 110,270
$ 3.63	$ 2.87	$ 1.39	$ 0.95	$ 0.81	$ 0.66
$ 16.31	$ 16.16	$ 13.65	$ 8.75	$ 4.79	$ 4.37
20.38	26.49	32.12	33.02	20.83	21.30
28%	47%	46%	33%	34%	35%

Froehlich-Paulson-Moore, McKinnon & Mooney and Raleigh, Schwarz & Powell in 2001. All share and per-share information has been adjusted to give effect to the 3-for-2 common stock split which became effective February 27, 1998 and the 2-for-1 common stock splits which become effective August 23, 2000, November 21, 2001 and November 29, 2005, respectively.

(in thousands, except per share data and Other Information)	2007	2006	2005	20
REVENUES				
Commissions and fees	$ 914,650	$ 864,663	$ 775,543	$ 638,2
Investment income	30,494	11,479	6,578	2,7
Other income, net	14,523	1,862	3,686	5,9
Total revenues	959,667	878,004	785,807	646,9
EXPENSES				
Compensation and benefits	444,101	404,891	374,943	314,2
Non-cash stock-based compensation	5,667	5,416	3,337	2,6
Other operating expenses	131,371	126,492	105,622	84,9
Amortization expense	40,436	36,498	33,245	22,1
Depreciation expense	12,763	11,309	10,061	8,9
Interest expense	13,802	13,357	14,469	7,1
Total expenses	648,140	597,963	541,677	439,9
Income before income taxes and minority interest	311,527	280,041	244,130	206,9
Income taxes	120,568	107,691	93,579	78,1
Minority interest, net of tax	–	–	–	
Net income	$ 190,959	$ 172,350	$ 150,551	$ 128,8
Compensation and benefits as % of total revenue	46.3%	46.1%	47.7%	48.6
Operating expenses as % of total revenue	13.7%	14.4%	13.4%	13.1
EARNINGS PER SHARE INFORMATION				
Net income per share – diluted	$ 1.35	$ 1.22	$ 1.08	$ 0.
Weighted average number of shares outstanding – diluted	141,257	141,020	139,776	138,8
Dividends paid per share	$ 0.2500	$ 0.2100	$ 0.1700	$ 0.145
YEAR-END FINANCIAL POSITION				
Total assets	$1,960,659	$ 1,807,952	$ 1,608,660	$ 1,249,51
Long-term debt	$ 227,707	$ 226,252	$ 214,179	$ 227,06
Shareholders' equity	$1,097,458	$ 929,345	$ 764,344	$ 624,32
Total shares outstanding	140,673	140,016	139,383	138,31
OTHER INFORMATION				
Number of full-time equivalent employees	5,047	4,733	4,540	3,96
Revenue per average number of employees	$ 196,251	$ 189,368	$ 184,896	$ 173,04
Book value per share	$ 7.80	$ 6.64	$ 5.48	$ 4.5
Stock price at year end (closing price)	$ 23.50	$ 28.21	$ 30.54	$ 21.7
Stock price earnings multiple	17.41	23.12	28.28	23.4
Return on beginning shareholders' equity	21%	23%	24%	26

NOTE: Prior years have been restated to reflect the acquisitions of Daniel-James Insurance in 1998; Ampher-Ross and Signature Insurance Group in 1999; and Bowers, Schumann and Welch, The Flagship Group, WMH and Huffman & Associates, and Mangus Insurance & Bonding in 2000; The Huval Insurance Agency, Spencer & The Young Agency, Layne & Associates, Insurance Professionals Inc. and CompVantage, Finwall & Associates, The Connelly Insurance Group, The Benefits Group, Logan Insurance Agency,

Brown & Brown
INSURANCE



"MOTIVATION IS SIMPLE. YOU ELIMINATE THOSE WHO ARE NOT MOTIVATED."

–Lou Holtz

END